As confidentially submitted with the U.S. Securities and Exchange Commission on July 29, 2024.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange
Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_________________________

HTL Capital Ltd.
(Exact Name of Registrant as Specified in its Charter)

_________________________

British Virgin Islands	5712	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

HTL Capital Ltd.
5/F, Sattva Galleria
BBMP Khata No. 277/278/316
Byatarayanapura, Virupakshapura
Ward No.277, Bengaluru,
Karnataka 560092 India
+91 77382 68072
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

_________________________

[Cogency Global Inc.]
122 East 42nd Street, 18th Floor
New York, NY 10168
Telephone: +1 (800) 221-0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________________

Copies to:

Daniel D. Nauth Nauth LPC 217 Queen Street West, Suite 401 Toronto, Ontario, Canada M5V 0R2 (416) 477-6031	Ross David Carmel, Esq. Sichenzia Ross Ference Carmel LLP 1185 6th Avenue, 31st Floor New York, NY 10036 (212) 930-9700

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Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

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†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED [*], 2024,

[    ] Ordinary Shares

HTL Capital Ltd.

This is an initial public offering (the “Offering”) of our Ordinary Shares. We are offering on a firm commitment basis, [•] Ordinary Shares with no par value (“Ordinary Shares”). We expect the initial public offering price will be between $[•] and $[•] per Ordinary Share. Prior to this Offering, there has been no public market for our Ordinary Shares.

We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[•]”. This Offering is contingent upon us listing our Ordinary Shares on the Nasdaq Capital Market or another U.S. national securities exchange. There is no guarantee or assurance that our Ordinary Shares will be approved for listing on the Nasdaq Capital Market or another U.S. national securities exchange.

Investors are cautioned they are not buying shares of the operating company based in India but instead are buying shares of a holding company the issuer incorporated in the BVI that operates through its Operating Subsidiary in India, which involves unique risks to investors.

Unless otherwise stated, as used in this prospectus, the terms “we,” “us,” “our Company,” and the “Company” refer to HTL Capital Ltd., a business company limited by shares incorporated under the laws of BVI with no material operations, and in the context of describing its operation and business, its subsidiaries. We conduct all of our operations through our Operating Subsidiary in India, Newcentury Trading (India) Private Limited, established under the laws of India.

We are, and will continue to be, a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Stock Market LLC (“Nasdaq”) rules (“Nasdaq Rules”). Mr. Yong Tat Phua, our Chief Executive Officer, and Mr. Yong Pin Phua, our Chairman, will together, through GHI Capital Limited, beneficially own approximately [•]% of our then-issued and outstanding Ordinary Shares and will be able to exercise approximately [•]% of the total voting power of our issued and outstanding Ordinary Shares immediately after the consummation of this Offering, assuming the underwriters do not exercise their option to purchase additional Ordinary Shares. For further information, see “Principal Shareholders.” Although we do not intend to rely on the “controlled company” exemption under Rule 5615(c)(2) of the Nasdaq Rules, we could elect to rely on this exemption in the future. Please read the disclosures beginning on page 11 of this prospectus for more information. See “Prospectus Summary — Implications of Being a Controlled Company” for more information.

We are an “emerging growth company” and a “foreign private issuer” as defined under U.S. federal securities laws, and, as such, are eligible for reduced public company reporting requirements and exemptions from certain Nada Stock Market governance rules. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer” for more information.

Investing in our ordinary shares involves a high degree of risk. Please see “Risk Factors” beginning on page 17 of this prospectus for more information. Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total(3)
Initial public offering price(1)	$	$
Underwriting discount(2)	$	$
Proceeds to us, before expenses(3)	$	$

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(1)       The initial public offering (“IPO”) price per share is assumed as $[    ] per Ordinary Share, which is the midpoint of the range set forth on the cover page of this prospectus. The table above assumes that the underwriters do not exercise their over-allotment option. For more information, see “Underwriting” beginning on page 103 of this prospectus.

(2)       An underwriting discount of 8.0% of the public offering price will be provided to the underwriters. We agreed to reimburse the underwriters for certain out-of-pocket accountable expenses. See the section titled “Underwriting” beginning on page 103 of this prospectus for additional disclosure regarding underwriter compensation and offering expenses.

(3)       Assumes the underwriters do not exercise their over-allotment option. We expect our cash expenses for this Offering (including cash expenses payable to our lead underwriter, EF Hutton LLC (the “Representative”, “EF Hutton”) for the its out-of-pocket expenses) not to exceed $[    ], exclusive of the above discounts and non-accountable expenses allowance. For a detailed description of the compensation to be received by the underwriters, see “Underwriting” beginning on page 103 of this prospectus.

This Offering is conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the Ordinary Shares if any Ordinary Shares are taken. We granted the underwriters an option for 45 days after the closing date of this Offering to purchase up to 15% of the total number of the Ordinary Shares to be offered by us pursuant to this Offering (excluding Ordinary Shares subject to this option), solely for the purpose of covering over-allotments, if any, at the public offering price less the underwriting discounts. If the underwriters exercise their option in full, assuming an offering price of $[    ] per Ordinary Share, which is the midpoint of the range set forth on the cover page of this prospectus, the total gross proceeds us, before underwriting discounts and expenses, will be $[    ].

The underwriters expect to deliver the Ordinary Shares against payment on about [    ], 2024.

EF Hutton LLC

The date of this prospectus is _____________, 2024.

i

ABOUT THIS PROSPECTUS

We and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus or in any free-writing prospectuses prepared by us or on our behalf or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States (“U.S.”): Neither we nor the underwriters have taken any action that would permit a public offering of the Ordinary Shares outside the U.S. or permit the possession or distribution of this prospectus or any related free writing prospectus outside the U.S. Persons outside the U.S. who come into possession of this prospectus or any related free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the U.S.

We obtained the statistical data, market data and other industry data and forecasts described in this prospectus from market research, publicly available information and industry publications, including from CRI, an independent market research and consulting firm with respect to information on the upholstered furniture industry in India. While we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data.

All trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, trademarks and trade names in this prospectus may be referred to without the symbols ® and ™, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

We are incorporated as a business company limited by shares under the BVI Business Companies Act and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic registrants whose securities are registered under the Exchange Act.

COMMONLY USED DEFINED TERMS

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “Amended Memorandum and Articles” refers to our memorandum and articles of association to be in effect upon completion of this Offering;

•        “BVI” refers to the British Virgin Islands;

•        “BVI Business Companies Act” refers to the BVI Business Companies Act of the BVI, as amended, supplemented or otherwise modified from time to time;

•        “China” or the “PRC” refers to the People’s Republic of China;

•        “Company” refers to HTL Capital Ltd.;

•        “CRI” refers to China Research and Intelligence Co., Ltd. an independent market research agency, which is an independent third party;

•        “Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

•        “Government” refers to the government of India;

•        “Indian Rupee”, “INR” or “₹” refers to the legal currency of India;

•        “Offering” refers to the initial public offering of HTL Capital Ltd.;

•        “Operating Subsidiary” or “Newcentury Trading” refers to Newcentury Trading (India) Private Limited, our subsidiary incorporated in India;

•        “our Group” or “the Group” refers to HTL Capital Ltd. and its subsidiaries;

•        “SEC” refers to the U.S. Securities and Exchange Commission;

•        “Securities Act” refers to the U.S. Securities Act of 1933, as amended.

•        “shares”, “Share” or “Ordinary Shares” refers to the ordinary shares of HTL Capital Ltd., with no par value;

•        “U.S. dollar”, “U.S. dollars”, “dollars”, “USD”, “US$” or “$” refers to the legal currency of the U.S.

•        “we”, “us”, “our Company”, “our” or “the Company” refers to HTL Capital Ltd., and in the context of describing its operation and business, its subsidiaries;

Our business is conducted by our indirectly wholly-owned Operating Subsidiary in India. Our audited consolidated financial statements (“CFS”) and unaudited condensed CFS (if applicable) are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our audited CFS and unaudited condensed CFS (if applicable) in U.S. dollars. These U.S. dollar references are based on the exchange rate of Indian Rupees to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in U.S. dollars) and the value of our assets, including accounts receivable (expressed in U.S. dollars).

EXCHANGE RATE INFORMATION

The Company’s principal country of operations is India. The financial position and results of its operations are determined using Indian Rupee (“INR”), the local currency, as the functional currency. The Company’s consolidated financial statements are reported using in U.S. dollars. The following table outlines the currency exchange rates that were used in preparing the registration statement:

	Year Ended December 31, 2023		Year Ended December 31, 2022
Year-end spot rate	US$	1 = INR83.1463	US$	1 = INR82.7609
Average rate	US$	1 = INR82.5287	US$	1 = INR78.1494

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of U.S. securities laws that involve risks and uncertainties, such as statements related to future events, business strategy, future performance, future operations, backlog, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” and similar expressions or their negative. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on management’s belief, based on currently available information, as to the outcome and timing of future events. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed in such forward-looking statements. When evaluating forward-looking statements, you should consider the risk factors and other cautionary statements described in the section titled “Risk Factors.” We believe the expectations reflected in the forward-looking statements contained in this prospectus are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward-looking statements should not be unduly relied upon.

Important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements include, but are not limited to:

•        our business and operating strategies and plans of operation;

•        the amount and nature of, and potential for, future development of our business;

•        our Company’s dividend distribution plans;

•        the regulatory environment as well as the general industry outlook for the industry in which we operate;

•        future developments in the industry in which we operate; and

•        the trend of the economy of India and the world in general.

These factors are not necessarily all of the important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements. Other unknown or unpredictable factors could also cause actual results or events to differ materially from those expressed in the forward-looking statements. Further, additional risks and uncertainties not presently known to us, or that we currently deem to be immaterial, may also materially adversely affect our business, financial condition, results of operations and future growth prospects. Our future results will depend upon various other risks and uncertainties, including those described in the section titled “Risk Factors.” All forward-looking statements in this prospectus are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements after the date on which any such statement is made, whether as a result of new information, future events or otherwise.

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PROSPECTUS SUMMARY

This summary highlights selected information contained in greater details elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. This summary is qualified in its entirety by the more detailed information included elsewhere in this prospectus. You should read the entire prospectus carefully before making an investment in our Company or the Ordinary Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

This prospectus contains information from a report commissioned by us and prepared by CRI, an independent market research firm, to provide information on the upholstered furniture industry in India.

Our Mission

Our mission is to become the leading upholstered furniture supplier in India and the Middle East.

Overview

We are a fast-growing furniture supplier principally engaged in the sale and distribution of upholstered furniture in India through Newcentury Trading, our Operating Subsidiary. We are engaged in the sales and distribution of (i) mainly upholstered sofas under the brands “Domicil,” “Fabbrica,” “Corium Italia,” “Relax Studio by HTL” and “HomesToLife” or under the customer’s retail brand, and (ii) to a lesser extent, other furniture in the living room, dining room and bedroom such as case goods, mattress, tables and chairs. “Domicil,” “Fabbrica” and “Corium Italia” are European brands designed by top-class designers from all over the world and offer premium and luxury products targeting the middle and upper class. “Domicil,” “Fabbrica,” “Corium Italia,” are registered trademarks under related parties of the company licensed for use to Newcentury Trading (India) Private Limited. “Relax Studio by HTL” is a brand targeting middle class customers who prioritize functionality, comfort and quality. “HomesToLife” is marketed to the premium mass market to provide customers with affordable, reliable and customizable options. We sell our products in India through (i) furniture retail partners, (ii) dealers, and (iii) our retail stores to India’s growing middle and upper class and the premium mass market.

We believe we are the trend-setter in India and offer high-quality and stylishly designed furniture to our customers. In order to capture the middle and upper class markets in India, we have marketed distinct furniture brands and product collections since our establishment targeting different segments of India’s middle and upper class and leveraged the expanding network of our furniture retail partners, franchise stores and our retail stores. We also provide the premium mass market with affordable, yet stylish, products, setting ourselves apart from our competitors. We believe as India consumers’ living standards continue to improve, our brands will grow significantly as the demand for high quality and stylish furniture by consumers increases. We plan to further penetrate the India market by opening additional retail stores in the upcoming future.

We broadened our sales channels and achieved significant growth in our business in 2023. Our revenue increased from $0.004 million for the year ended December 31, 2022 to $5.8 million for the year ended December 31, 2023. Our net income increased from net loss of $683,721 for the year ended December 31, 2022 to net income of US$24,860 for the year ended December 31, 2023. The significant increase in revenue was primarily contributed to extending our reach to a larger base of customers through the expansion of distribution network, which we do not expected to be recurring. We started the business in 2022 and there were only two retail partners and dealers in the year ended December 31, 2022, which we broaden the sales channels to more than 15 furniture retail partners and dealers and a number of independent retail customers as at December 31, 2023. While we expect growth in future years, we do not, and prospective investors should not, expect such rate of growth to be recurring, and our past results should not be deemed, or used as, an indication of our future business performance or results.

To date, we generated the majority of our sales through sales to our furniture retail partners and dealers. We market our sofas under the brands “Domicil,” “Fabbrica,” “Corium Italia,” “Relax Studio by HTL” and “HomesToLife” through selling to furniture retail partners and dealers. We engage various furniture retail partners and dealers in India under our distributorship arm to extend our reach to a larger base of customers. Our network of furniture retail partners and dealers are located in major shopping malls and furniture shops in India. We enter into agreements with furniture retail partners to operate in “shop-in-shop” model which requires our furniture retail partners to reserve an exclusive space of their store dedicated for marketing and selling our products. We enter into agreements with our dealers to which the dealers are authorized to establish and operate the designated dealer store under our brand name to sell our products. As at December 31, 2023, we entered into agreements with more than 15 furniture retail partners and dealers to market our products in India.

We also operate our own retail stores under the brand “HomesToLife” by offering a one-stop solution to retail customers to address their furniture needs. We sell sofas and other furniture through our retail stores tailored to the needs of our customers. As at December 31, 2023, we have a number of retail stores, operated either directly by our Operating Subsidiary in India or through our dealers in India, under our brand “HomesToLife,” located in Mumbai, Bengaluru and Hyderabad, India.

We source our products from different furniture suppliers in the PRC and India based on various factors including design of the furniture, market trends, cost and demand anticipated by our management and procurement team, as well as specific customer orders.

Our Values

At our Company, we stand by our core values, which are essential to our success. We believe these values not only guide our business and define our brand, but also deliver real financial and operational benefits for us and our customers.

Our core values include:

•        Conducting our business with fairness and integrity;

•        Maintaining a high level of expertise in the sale and distribution of upholstered furniture;

•        Listening and responding to our customers’ needs; and

•        Offering high-quality and stylishly designed furniture to our customers.

Competitive Strengths

Our story began in 1976 with Mr. Yong Pin Phua, our chairman and a skilled upholsterer, who started Hwa Tat Lee (i.e. HTL) with his two brothers, including Mr. Yong Tat Phua, our chief executive officer, in Singapore. HTL Group started by making sofas for the Singapore market and soon turned their attention to overseas market after gaining success locally in Singapore. HTL Group expanded globally and established presence in India in 2021. We believe that the following strengths have contributed to our success and are differentiating factors that set us apart from our peers.

•        Established Track Record and Market Leadership in India’s Upholstered Furniture Industry:    Since the incorporation of Operating Subsidiary in 2021, we have focused on the sale and distribution of upholstered furniture in India. We have devoted substantial efforts in expanding our network of furniture retail partners and dealers. We maintain strong business relationships with our furniture retail partners and dealers in India while actively promoting our brands through own retail stores. We believe that such relationships with our partners, together with our marketing efforts through own retail stores, differentiate us from our competitors in India.

•        A Diversified Portfolio of Brands and Full Range of Products to Meet our Customers’ Needs:    We offer upholstered sofas under our brands “Domicil,” “Fabbrica,” “Corium Italia,” “Relax Studio by HTL” and “HomesToLife” or under the customer’s retail brand. To a lesser extent, we also offer other furniture in the living room, dining room and bedroom such as case goods, mattress, tables and chairs. We believe that our wide spectrum of brands in different styles and price ranges enable us to enlarge our customer base and expand our market share.

•        Strategic Selection of Furniture Retail Partners and Dealers and Carefully Selected Location of Retails Stores:    We engage various furniture retail partners and dealers in India under our distributorship arm to extend our reach to a larger base of customers. We support our furniture retail partners and dealers by providing them with store design, merchandize planning, shop setup, training and marketing supports. Our network of furniture retail partners and dealers are located in major shopping malls and furniture shops in India. We believe our selection of furniture retail partners and dealers and the location of our retails stores enable us to effectively market our brands, and in turn, attract a larger number of customers and contribute to our success.

•        Experienced and Dedicated Management Team:    Our management team has extensive knowledge and experience in the upholstered furniture industry globally. Mr. Yong Tat Phua, our Chief Executive Officer, and Mr. Yong Pin Phua, our Chairman, has over 40 years of experience in the furniture industry. We benefit from the extensive experience of our management in the industry, which has enabled us to understand the market trends and develop strong business relationships with our customers and suppliers. We believe that the commitment of our management team has been one of the key factors to our success and a competitive edge in our continuing expansion.

Our Growth Strategies

Our principal growth strategies are to further strengthen our market position, increase our market share and capture the growth in the India upholstered furniture industry. We intend achieve our business objectives by expanding our scale of operation through our intended effort in actively seeking opportunities in expanding our market presence and expanding our customer base. To achieve these goals, we plan to implement the following strategies:

•        Extend Our Reach in the Overseas Upholstered Furniture Market:    We will further harness our competitive advantage as a fast-growing furniture supplier in India to extend our reach to the U.S. by strengthening our sales and marketing network. We plan to expand our business network by attending exhibitions and trade fairs and conducting site visits in the U.S. We plan to establish our presence in the U.S. by setting up regional office(s) in major cities in the U.S. We plan to open “HomesToLife” stores in the U.S. and market our products. We will also consider co-operating with local U.S. furniture retail partners to operate in “shop-in-shop” model and market our “Domicil,” “Fabbrica,” “Corium Italia,” “Relax Studio by HTL” and “HomesToLife” products. We plan to establish our presence in the U.S. in 18 to 24 months from the Offering. We plan to utilize part of our proceeds from the Offering and our internal resources, and if necessary, obtain bank borrowings, to finance our expansion to the U.S. market. As the Company is still exploring its options, we are unable to provide an estimate of the capital requirements at this time. See “Use of Proceeds” for additional information.

•        Enhancement of Our Sales Channels Through Opening Additional Retail Stores:    We operate our own retail stores under the brand “HomesToLife” by offering a one-stop solution to retail customers to address their furniture needs. In view of the increasing demand of our “HomesToLife” products, we plan to open additional “HomesToLife” stores in India. Our plan is to open our retail stores in areas with good market potential or customer demand, with reference to geographic coverage, population density, average income of residents, purchasing power and the presence of related trade mix in proximity.

•        Strengthen Our Brand Recognition Through Marketing Campaigns:    We will continue to reinforce our brand recognition by conducting marketing and promotional activities to enhance our brand image and promote our products to industry players and retail customers. We intend to continue promoting our brands and products through traditional mass media such as advertising and through modern mass media such as social media and applications on a regular basis. These marketing campaigns will increase exposures of our brands and elevate our brands’ status, thereby enabling us to capture the potential target customer groups and increase our market presence.

Threats and Challenges

According to CRI, we face the following threats and challenges:

•        Inefficient Supply Chains and High Logistics Costs:    The supply chains in the industry are not streamlined, resulting in inefficiencies and delays. The cost of transportation and logistics accounts for about 6%-8% of the total manufacturing cost in India, compared to China’s 4%, making the industry uncompetitive. The difference in costs make our products less competitive in terms of price compared to products from China’s furniture suppliers and consumers which are price-sensitive may choose products from our competitors instead.

•        High Import Tax Tariff:    The duty-free features of the Export Promotion Capital Goods Scheme (“EPCG Scheme”) do not apply to imported upholstered furniture for furniture retailers in India. India’s import duty rate on upholstered furniture has been steadily rising. The base rate of import duty was raised from 10% to 20% in February 2018 and then to 25% in February 2020 respectively. The continuous increase in tax tariff poses burden to our profit margin and our profit margin may shrink if the tax tariff further increase.

•        Intense and Fragmented Competition Landscape:    In the retail market, the competition for upholstered furniture in India is intense and fragmented, with no very leading giants emerging. Because of this, the market has low barriers to entry and a number of new players are expected to enter the market in the future. In the event that new players enter the market in the future, we may face strong competition and may have to lower the price of our products, which may have adverse effect on our profit margin.

Market and Competition

Market

According to CRI, the Indian upholstered furniture market is a significant segment of the broader Indian furniture market. It has been experiencing remarkable growth in recent years, primarily driven by the increasing disposable household income, the rise in the number of middle-class households, and rapid urbanization. This growth is also reflected in the export and import data of furniture and related products, indicating a substantial rise in the upholstered furniture market in India. Before the COVID-19 pandemic, both the import and export of furniture and related products were on the rise, making Indian furniture sizeable and attractive to organized global market players. According to CRI, the upholstered furniture market of India is projected to expand at a compound annual growth rate (CAGR) of 7.0%, reaching US$6,848 million by 2033.

According to CRI, the rapid urbanization and advancements in lifestyle have created numerous growth opportunities for the real estate industry, which is expected to boom in the forthcoming years. According to the India Equity Brand Foundation (IBEF) report, India’s real estate sector is contributing 6-7% to the country’s total Gross Domestic Product (GDP). It is expected to reach a market size of USD$1 trillion by 2030 and contribute 13% to the India’s GDP by 2025. Therefore, expected growth in the number of housings in towns and cities will increase the demand for home furnishing. The increasing purchasing power of India’s middle class represents a significant consumer base for the upholstered furniture. This demographic’s growing aspiration for quality and branded products can drive domestic demand of upholstered furniture and encourage manufacturers to innovate and improve their products.

Competition

The upholstered furniture industry in India is characterized by intense competition, fragmentation and low barriers to entry. Elements of competition include, but are not limited to, price, quality and design of the products, reputation and market perception of the brand and comprehensive after-sales services.

Generally, players in the Indian upholstered furniture retail market are categorized as offline retailers and online retailers. However, with the growth of e-commerce, currently, most retailers are adopting a business model that combines online and offline channels, with offline retailing as the main focus, while supporting online sales.

Major retail brands in the Indian market include IKEA, Royaloak, Home Center, HomeTown, At Home, Dashsquare, Stanley Lifestyles, and Damro, among others. There are also some companies such as Pepperfry that have built their business model around online platforms by opening offline studios to help online selling and provide value-added services for online products. There are also other companies, such as TheHomeOffice and FabFurnish, that only sell furniture online.

Ranked by annual sales, IKEA tops the list of retailers in India’s upholstered furniture market, followed by Royaloak. HomeCenter, StanleyLifestyles and Pepperfry round out the top five. The combined market share of the top five retailers in India’s upholstered furniture market is 11.8%, which means the retail segment of the upholstered furniture market in India is extremely competitive and fragmented, with no retailer or manufacturer currently holding a sizable market share. While the fragmented nature of the market creates opportunities, the confluence of such opportunities and the low barriers to entry attracts, and will continue to attract, many new players to the industry, ensuring that competition will remain intense for the foreseeable future. Additionally, some of our competitors have significantly greater financial resources and expertise in marketing, sales and distribution than we do. Our success will depend, in part, on our ability to successfully compete.

While we expect competition to intensify, we believe our competitive strengths distinguish us from our competitors.

For additional information regarding our competition, see the “Industry Data and Forecast — Competition Landscape.”

Significant Risk Factors

Our business is subject to numerous risks and uncertainties that you should be aware of before making an investment decision, including those highlighted in the section entitled “Risk Factors” in this prospectus. These risks include, but are not limited to, the following:

Risks Related to our Business and Industry

•        We have a limited operating history, which may make it difficult for you to evaluate our business may and predict our future success. (see page 17 of this prospectus).

•        Our business may be affected by increase in rental expenses or the termination of leases of our retail stores (see page 17 of this prospectus).

•        We substantially rely on our reputation and brand name and failure to sustain our goodwill may harm our business and financial condition (see page 17 of this prospectus).

•        We rely on the India market and unfavorable change in the India economy may harm our profitability and performance (see page 18 of this prospectus).

•        The upholstered furniture industry is highly competitive and pricing pressure from our competitors may harm our revenues and profitability (see page 18 of this prospectus).

•        Adverse changes in government regulations may materially and adversely affect our operations and financial condition (see page 18 of this prospectus).

•        We materially rely on two sofa manufacturers from India and the PRC, both of which are related parties to us. Such arrangement materially and adversely exposes us to unique risks. Any disruption in the suppliers’ relationship could have a material adverse effect on our business. Any disruption in the manufacturing of sofas and our inability to identify alternative sofa manufacturers may materially and adversely affect our business operations and financial results (see page 18 of this prospectus).

•        The supply and price of our products are influenced by a number of factors, some of which are beyond our control, and may materially affect our business (see page 19 of this prospectus).

•        We may not be able to achieve the same level of success in the foreign market as we did in the India market (see page 19 of this prospectus).

•        Potential exposure to product liability and quality issue may affect our business and financial performance (see page 20 of this prospectus).

•        Our furniture retail partners and dealers may engage in price competition and market cannibalization among themselves and may have a material adverse effect on our results of operations and financial condition (see page 20 of this prospectus).

•        Failure to manage our inventory effectively could increase our loss rate, lower our profit margins, or cause us to lose sales, either of which could have a material adverse effect on our business, financial conditions and results of operations (see page 20 of this prospectus).

•        We are subject to credit risk in relation to the collectability of our trade receivables from customers and if our collection periods lengthen further or if we encounter any material defaults of payment, our liquidity and ash flows may be affected (see page 20 of this prospectus).

•        Our operating results are affected by seasonality and any unpredictable and material changes in the market during our peak seasons may materially and adversely affect our financial condition and profitability (see page 20 of this prospectus).

•        We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws, and noncompliance with such laws can subject us to administrative, civil, and criminal penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect our business, results of operations, financial condition, and reputation (see page 21 of this prospectus).

•        Our existing insurance may not sufficiently cover the risks related to our business operation and our financial condition and results of operations could be adversely affect in the event that our insurance is insufficient (see page 21 of this prospectus).

•        We may not be able to adequately protect our intellectual property rights and there may be copycat counterfeit competition and an inability to protect or use our intellectual property rights may adversely affect our business (see page 21 of this prospectus).

•        Our products may be subject to third party intellectual property rights and may lead to infringement liability and litigation, which may negatively affect our reputation, profitability and prospects (see page 22 of this prospectus).

•        There is no assurance on continuity of our relationship with major suppliers and failure to renew contracts with major suppliers may affect our business (see page 22 of this prospectus).

•        There is no assurance on continuity of our relationship with major furniture retail partners and dealers and failure to renew contracts with major furniture retail partners and dealers may affect our business. (see page 22 of this prospectus).

•        We are exposed to foreign exchange fluctuation and significant fluctuation of foreign exchange rate may affect our profit margin and our profitability. (see page 22 of this prospectus).

•        We may not succeed in implementing our business strategies and future expansion plan and failure to manage our business expansion may adversely affect our financial condition (see page 22 of this prospectus).

Risks of Doing Business in India

•        A substantial portion of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India which could adversely affect India and our business conditions (see page 23 of this prospectus).

•        As the domestic Indian market constitutes a significant source of our revenue, a slowdown in economic growth in India could cause our business to suffer (see page 23 of this prospectus).

•        Occasional power outages and natural calamities could have a negative impact on the Indian economy and cause our business to suffer (see page 23 of this prospectus).

•        Restrictions on foreign investment in India may prevent us from making future acquisitions or investments in India, which may adversely affect our results of operations, financial condition and financial performance (see page 24 of this prospectus).

•        Our business and activities are regulated by the India Competition Act, 2002 and failure to observe the legislation may affect our business and financial performance (see page 24 of this prospectus).

•        Changes in the taxation system in India could have a negative impact on our business (see page 24 of this prospectus).

•        Our ability to receive dividends and other payouts from our Operating Subsidiary in India is subject to Indian legal restrictions and withholding tax (see page 25 of this prospectus).

•        We may be subject to various changing laws, regulations, and standards in India, and non-compliance with or changes in these laws may adversely affect our business, results of operations, and financial condition (see page 25 of this prospectus).

Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares

•        We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity, and the requirements of being a public company may strain our resources and divert management’s attention (see page 25 of this prospectus).

•        Our management team has limited experience managing a public company and our management team’s attention could be diverted to compliance of securities law and away from the day-to-day management of our Company (see page 26 of this prospectus).

•        We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects (see page 26 of this prospectus).

•        We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses (see page 27 of this prospectus).

•        Nasdaq may apply additional and more stringent criteria for our continued listing and might cause delay in our application. (see page 27 of this prospectus).

•        If we fail to meet applicable Nasdaq listing requirements, Nasdaq may not approve our listing application, or may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline (see page 27 of this prospectus).

•        We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors (see page 28 of this prospectus).

•        We are a “controlled company” as defined under the Nasdaq Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Rules, we could elect to rely on such exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements (see page 28 of this prospectus).

•        Our significant shareholder has considerable influence over our corporate matters and limit shareholders’ ability to influence the Company (see page 29 of this prospectus).

•        Our significant shareholders may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition (see page 29 of this prospectus).

•        Future sales, or the perception of future sales, by us or our shareholders of a substantial amount of our Ordinary Shares in the public market following this Offering could cause the market price for our Ordinary Shares to decline (see page 29 of this prospectus).

•        The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price you paid for such shares in this Offering. We may experience extreme stock price volatility unrelated to our actual or expected operating performance (see page 30 of this prospectus).

•        We will have broad discretion in the use of the net proceeds from this Offering and may not use them effectively or may allocate them in ways that you and other shareholders may not approve (see page 30 of this prospectus).

•        Future financing may cause a dilution in your shareholding or place restrictions on our operations (see page 31 of this prospectus).

•        There may not be an active, liquid trading market for our Ordinary Shares, and we do not know if a more liquid market for our Ordinary Shares will develop to provide you with adequate liquidity (see page 31 of this prospectus).

•        Because the offering price of our Ordinary Shares is substantially higher than the pro forma net tangible book value per share, if you purchase Ordinary Shares in this Offering, you will incur immediate and substantial dilution in the book value of your shares. As a result, you may receive significantly less than the purchase price you paid in this Offering, if anything, in the event of our liquidation. (see page 31 of this prospectus).

•        Our internal controls over financial reporting (“IFCR”) may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation (see page 32 of this prospectus).

•        You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law (see page 32 of this prospectus).

•        It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in the BVI, Singapore and India (see page 33 of this prospectus).

•        We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner (see page 35 of this prospectus).

•        We could become a passive foreign investment company for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our shares to significant adverse U.S. income tax consequences (see page 35 of this prospectus).

•        We do not expect to pay dividends in the foreseeable future after this Offering. You must rely on price appreciation of the Ordinary Shares for return on your investment (see page 35 of this prospectus).

•        New SEC climate-related disclosure rules could have uncertain impacts on our business, impose additional reporting obligations on us, and increase our costs (see page 35 of this prospectus).

General Risk Factors

•        Our obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies (see page 36 of this prospectus).

•        We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance (see page 36 of this prospectus).

Approvals or Permits

As of the date of this prospectus, we confirm that our Operating Subsidiary has obtained all material licenses, certificates and approvals required for carrying on our business activities in India for the year ended December 31, 2023 and up to the date of this prospectus.

Our Corporate Structure

We are a BVI company that wholly owns our BVI subsidiary, New Century Trading Holding Co., Ltd., which in turn, wholly owns our Operating Subsidiary in India.

The following diagram illustrates our corporate structure as of the date of this prospectus and on completion of the Offering. For further details on our corporate history, please refer to the section titled “Our Corporate History and Structure” appearing on page 67 of this prospectus.

The following diagram illustrates our corporate structure prior to the Offering:

Mr. Yong Pin PHUA
Mr. Yong Tat PHUA
50%
50%
Golden Hill Investments (Cayman Islands)
Mr. Kwang Yong CHEW
100%
100%
GHI Capital Limited (BVI)
Landmark Investment Pte. Ltd. (Singapore)
Other Existing <5% Shareholders(2)
10,012,500 ordinary shares; 76.29%
1,237,500 ordinary shares; 9.43%
1,875,000 ordinary shares; 14.28%
HTL Capital Ltd. (BVI)
100%
100%
New Century Trading Holding Co., Ltd. (BVI)
HTL Global Pte. Ltd. (Singapore)
99.999996%(1)
Newcentury Trading (India) Private Limited (India)

____________

(1)      Newcentury Trading (India) Private Limited is owned as to 26,422,999 shares by New Century Trading Holding Co., Ltd. and one share by a local Indian.

(2)      As of the date of this prospectus, there are four shareholders of record, each of whom individually owns less than 5% of the shares.

The following diagram illustrates our corporate structure immediately after the Offering:

Mr. Yong Pin PHUA
Mr. Yong Tat PHUA
50%
50%
Golden Hill Investments (Cayman Islands)
Mr. Kwang Yong CHEW
100%
100%
GHI Capital Limited (BVI)
Landmark Investment Pte. Ltd. (Singapore)
Other Existing <5% Shareholders(2)
Public Shareholders
10,012,500 ordinary shares; [*]%
1,237,500 ordinary shares; [*]%
1,875,000 ordinary shares; [*]%
[*] ordinary shares; [*]%
HTL Capital Ltd. (BVI)
100%
100%
New Century Trading Holding Co., Ltd. (BVI)
HTL Global Pte. Ltd. (Singapore)
99.999996%(1)
Newcentury Trading (India) Private Limited (India)

____________

(1)      Newcentury Trading (India) Private Limited is owned as to 26,422,999 shares by New Century Trading Holding Co., Ltd. and one share by a local Indian.

(2)      As of the date of this prospectus, there are four shareholders of record, each of whom individually owns less than 5% of the shares.

Corporate Information

Our Company was incorporated in the BVI on January 10, 2024. Our registered office in the BVI is located at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Our principal executive office is located at 5/F, Sattva Galleria, BBMP Khata No. 277/278/316, Byatarayanapura, Virupakshapura, Ward No.277, Bengaluru, Karnataka 560092 India and our telephone number is +91 77382 68072. We maintain corporate websites at www.homestolife.in. The information contained in, or accessible from, our website or any other website is not incorporated into, and does not constitute a part of, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Our agent for service of process in the U.S. is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, with the telephone number +1 (800) 221-0102.

Because we are incorporated under the laws of the BVI, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforcement of Civil Liabilities” for more information.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and we are eligible to take, have taken, and intend to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (i) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus, (ii) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (iii) reduced disclosure obligations regarding executive compensation in our periodic reports, and (iv) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, investors may find investing in our Ordinary shares less attractive.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company.

We have also elected to avail ourselves of the extended transition period for implementing new or revised financial accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this Offering; (iii) the date on which we have, during the preceding three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates is $700 million or more as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

We are a “foreign private issuer” within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to U.S. domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a U.S. domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to U.S. domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

In addition, the Nasdaq Rules permit foreign private issuers to follow the corporate governance practices of their home countries in lieu of certain Nasdaq corporate governance requirements. Certain corporate governance practices in the BVI, which will be our home country, differ significantly from Nasdaq corporate governance listing standards. Among other things, we will not be required to have:

•        a majority of its board of directors (“BOD”) consist of independent directors;

•        a compensation committee consisting of independent directors;

•        a nominating committee consisting of independent directors; or

•        regularly scheduled executive sessions with only independent directors each year.

We do not currently plan to rely on home country practice with respect to any corporate governance matters. However, should we, in the future, choose to follow home country practices with respect to certain Nasdaq corporate governance rules, our shareholders may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies.

Implications of Being a Controlled Company

Upon the completion of this Offering, we will be a “controlled company” as defined under the Nasdaq Rules because we expect that Mr. Yong Tat Phua, our Chief Executive Officer, and Mr. Yong Pin Phua, our Chairman, will, through GHI Capital Limited, hold [            ]% of our total issued and outstanding Ordinary Shares, i.e., they will own a majority of our total issued and outstanding Ordinary Shares and will be able to exercise [            ]% of the total voting power of our issued and outstanding share capital. For so long as we remain a “controlled company,” we are permitted to elect to rely, and may so rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of our BOD must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Rules, we could elect to rely on it in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our BOD might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon the completion of this Offering. Our status as a “controlled company” could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Please refer to the paragraph titled “Risk Factors — Our significant shareholder has considerable influence over our corporate matters.”

Offering Summary

Following completion of this Offering, ownership of the Company, will be as follows:

Ordinary Shares purchased
	Number	Percent
Existing shareholders		%
New investors		%
%

THE OFFERING

Issuer	HTL Capital Ltd.
Ordinary Shares offered by us	[ ] Ordinary Shares.
Ordinary Shares Outstanding Immediately Prior to Completion of this Offering	[*] Ordinary Shares.
Ordinary Shares outstanding immediately after this Offering	[ ] Ordinary Shares (or [ ] Ordinary Shares assuming the underwriters exercise in full their over-allotment option).
Over-allotment option

We granted the underwriters the right to purchase up to an additional [            ] Ordinary Share from us within 45 days after the closing date of this Offering, to cover over-allotments, if any, in connection with this Offering.

Listing	We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[•]”.
Gross Proceeds	$[ ].
Proposed Nasdaq Capital Market Symbol	We intend to reserve the symbol [ ].
Use of Proceeds

We estimate we will receive net proceeds from this Offering, after deducting underwriting discounts and commissions and estimated offering expenses, of approximately $[            ] (or approximately $[            ] if the underwriters exercise in full their over-allotment option to purchase), assuming an initial public offering price of $[            ] per Ordinary Share, the midpoint of the price range set forth on the cover page of this prospectus.

We currently intend to use the net proceeds from this Offering for pursuing acquisitions, establishing our presence in North America, enhancing our sales channels, strengthening our brand recognition and for working capital and general corporate purposes.

Please refer to the section titled “Use of Proceeds”.

Representative’s Warrants

We will issue EF Hutton LLC., the lead underwriter or its designee(s), at the closing of this offering, warrants to purchase a number of Ordinary Shares equal to 5% of the number of Ordinary Shares sold in this offering (including any Ordinary Shares sold pursuant to the underwriters’ over-allotment option to purchase additional shares), at an exercise price per share of 100% of the IPO price per share. The Representative’s warrants will be exercisable for a period of five years beginning 180 days from the date of the commencement of the sale of the Ordinary Shares and are being registered in the registration statement of which this prospectus is a part.

Risk Factors

Investing in our Ordinary Shares involves a high degree of risk and purchasers of our Ordinary Shares may lose part or all of their investment. Please refer to the section titled “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Shares beginning on page 17.

Lock-Up

We, our directors, executive officers, and all existing shareholders who own 5% or more of the issued and outstanding Ordinary Shares prior to the Offering are expected to enter into lock-up agreements with the underwriters not to sell, transfer or dispose of any Ordinary Shares for up to six months after completion of this Offering. Please refer to the sections titled “Shares Eligible for Future Sale” and “Underwriting”.

Dividend Policy	We have no present plans to declare dividends and plan to retain our earnings to continue to grow our business.
Transfer Agent and Registrar	[ ].

SUMMARY FINANCIAL DATA

The following summary presents consolidated statements of operations and cash flow data for the fiscal years ended December 31, 2023 and 2022 and the summary consolidated balance sheet data as of December 31, 2023 and 2022, which were derived from our CFS included elsewhere in this prospectus. You should read this section in conjunction with our audited financial statements and the accompanying notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our CFSs are prepared and presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our CFSs have been prepared as if the current corporate structure has been in existence throughout the periods presented. Our historical results are not necessarily indicative of results that may be expected in the future.

Results of Operations Data:

	For the Years Ended December 31,
	2023	2022
	USD	USD
Revenues
Sales of sofa	5,786,596	3,987
Cost of revenues	(4,911,136)	(1,794)
Gross profit	875,460	2,193

Operating expenses:
Selling and marketing	(1,095,610)	(379,712)
General and administrative	(961,716)	(268,283)
Total operating expenses	(2,057,326)	(647,995)
Operating loss	(1,181,866)	(645,802)

Other (expenses) income
Finance income	1,510	—
Finance expense	(105,867)	(39,806)
Other income, net	1,311,083	1,887
Total other income/(expense), net	1,206,726	(37,919)

Income/(Loss) before income tax	24,860	(683,721)
Income tax expense	—	—
Net income/(loss)	24,860	(683,721)

Other comprehensive income:
Foreign currency translation adjustments	2,810	38,096
Comprehensive Income (expense)	22,050	(645,625)
Earning (loss) per share – basic and diluted	22,050	(645,625)
Weighted average number of Ordinary Shares	1	1

Balance Sheet Data:

	December 31, 2023	December 31, 2022
	USD	USD
Cash and cash equivalents	1,149,607	128,658
Accounts receivable, net	508,451	—
Inventories, net	1,194,506	356,094
Total current assets	4,423,986	773,911
Total non-current assets	3,511,686	2,889,508
Total assets	7,935,672	3,663,419
Total current liabilities	3,889,820	904,020
Lease liabilities-non-current portion	1,485,913	1,604,295
Total liabilities	5,375,733	2,508,315
Total shareholders’ equity	2,559,939	1,155,104

Statements of Cash Flows Data:

	For the Years Ended December 31
	2023	2022
	USD	USD
Net cash provided by (used in) operating activities	80,733	(741,648)
Net cash used in investing activities	(436,479)	(810,238)
Net cash provided by financing activities	1,377,165	1,654,368
Effect of exchange rate changes	(470)	26,176
Net change in cash and restricted cash	1,020,949	128,658
Cash and restricted cash in bank, beginning of year	128,658	—
Cash and restricted cash in bank, end of year	1,149,607	128,658

RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information included in this prospectus, including our financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus” before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business, financial condition, operating results and prospects. You should not invest in this Offering unless you can afford to lose your entire investment.

Risks Related to our Business and Industry

We have a limited operating history, which may make it difficult for you to evaluate our business and predict our future success.

Our Operating Subsidiary was formed in 2021 and we commenced operations in 2022. During fiscal year ended December 31, 2022, we had only two retail partners and dealers, which we broaden the sales channels to more than 15 furniture retail partners and dealers and a number of independent retail customers as at December 31, 2023. Our revenue increased from $0.004 million for the year ended December 31, 2022 to $5.8 million for the year ended December 31, 2023. Our net income increased from net loss of $683,721 for the year ended December 31, 2022 to net income of US$24,860 for the year ended December 31, 2023. The significant increase in revenue was primarily contributed to extending our reach to a larger base of customers through the expansion of distribution network, which we do not expected to be recurring. While we expect growth in future years, we do not, and prospective investors should not, expect the rate of growth achieved in 2023 to be recurring, and our past results should not be deemed, or used as, an indication of our future business performance or results. Our limited operating history makes it difficult for you to evaluate our business and prospects. We may encounter unforeseen expenses, difficulties, and other known and unknown risks frequently experienced by new companies. If we do not adequately address these risks and difficulties, our business may suffer.

Our business may be affected by increase in rental expenses or the termination of leases of our retail stores.

We operate retail stores under the brand “HomesToLife” by offering one-stop solution to retail customers to address their furniture needs. As at December 31, 2023, we have four retail stores, operated either directly by our Operating Subsidiary in India or through our dealers in India, under our brand “HomesToLife,” located in Mumbai, Bengaluru and Hyderabad, India. The retail stores are essential to our business as they are an important distribution channel of our products. However, there is no assurance we could renew the existing tenancies upon their respective expiry or could renew the same on terms and conditions no less favorable to us than the existing ones. Failure to renew the existing tenancies on terms and conditions acceptable to us may lead to disruption of our business and additional costs being incurred for relocation and renovation. If we are unable to find alternative locations that are suitable or on commercially acceptable terms in a timely manner, it may lead to reduction in the number of retail stores and our business, results of operation and financial condition may be adversely affected.

Furthermore, rental expenditure is one of the major costs in our business operation. Any substantial increase in rental expenses of our retail venues may increase our cost of operation and may adversely affect our profitability and financial positions.

We substantially rely on our reputation and brand name and failure to sustain our goodwill may harm our business and financial condition.

We mainly engage in the sales and distribution of (i) upholstered sofas under the brands “Domicil”, “Fabbrica”, “Corium Italia”, “Relax Studio by HTL” and “HomesToLife” or under the customer’s retail brand, and (ii) to a lesser extent, other furniture in the living room, dining room and bedroom such as case goods, mattress, tables and chairs. We believe the reputation of our brands is one of the most important factors for our success. The market perception and recognition of our brands is built on our pursuit for high-quality and stylishly designed furniture products. Failure to manage any of these elements could adversely affect the value of our brands. If we are unable to sustain our goodwill or promote and further strengthen our name, our business, financial condition, results of operations and business prospect could be adversely affected.

We rely on the India market and unfavorable change in the India economy may harm our profitability and performance.

India is our principal market. For the two years ended December 31, 2023, we derived substantially all of our revenue from India. We anticipate that income derived from sales in India will continue to be our principal source of income in the near future. Our performance therefore depends significantly on the economic and market conditions in India. In the event of any unfavorable change in the India economy, adverse change of condition of the property market, reduced consumer confidence or factors affecting consumer spending, such as epidemics and deterioration of the global financial situation, we may not be able to increase or maintain our sales levels and our profitability and performance could be adversely affected.

The upholstered furniture industry is highly competitive and pricing pressure from our competitors may harm our revenues and profitability.

The upholstered furniture industry in India is highly competitive due to the low entry barriers for the industry. Elements of competition include, but are not limited to, price, quality and design of the products, reputation and market perception of the brand and comprehensive after-sales services. The pricing of similar products by competitors may adversely affect the pricing of our products. If our competitors reduce their prices significantly, we may have to reduce our selling prices or adjust our business strategies in order to maintain our competitiveness which could adversely affect our business, revenues and profitability. There is no assurance that we will be able to compete with our competitors in the industry in light of the changing and competitive market environment. See “Business — Competitive Strengths” and “Business — Competition” for additional information.

Adverse changes in government regulations may materially and adversely affect our operations and financial condition.

Our principal business operations are in India. Our operations are subject to laws and government regulations of India. In addition, we are required to obtain and maintain several statutory and regulatory permits and approvals under central, state and local rules in India, generally for carrying out our business. Some these approvals are granted for a limited duration and require renewal. For instance, in states where our offices and stores are located, we obtain registrations under the respective shops and establishment acts of those states, wherever enacted or in force. Our Operating Subsidiary in India has all licenses necessary for carrying on its businesses in the current scope. Should there be any changes in the regulatory requirements and we are not able to comply with them in a timely manner or if compliance of these requirements involved substantial costs, the business, results of operation and our financial position may be adversely affected. See “Regulations” for additional information.

We materially rely on two sofa manufacturers from India and the PRC, both of which are related parties to us. Such arrangement materially and adversely exposes us to unique risks. Any disruption in the suppliers’ relationship could have a material adverse effect on our business. Any disruption in the manufacturing of sofas and our inability to identify alternative sofa manufacturers may materially and adversely affect our business operations and financial results.

We materially rely on New Century Sofa India Private Limited and HTL Furniture (China) Co., Ltd, our sofa manufacturers India and the PRC, respectively, which are related parties to us. During the years ended December 31, 2023 and 2022, our purchases from the two suppliers were $4.0 million and $0.2 million, or 92.3% and 29.7% of our costs of purchases, respectively. We entered into long-term written contracts with the sofa manufacturers for 20 years, expiring in 2042.

Such arrangements materially and adversely expose us to unique risks. Our business relies solely on a stable and adequate supply of sofas from the sofa manufacturers. If our business relationships with the sofa manufacturers is interrupted or terminated, or if for any reason lead to a material interruption of our operation, or suspensions in our ability to procure sofa or fulfil customer orders, until we found another supplier that could supply our product, our business operation and financial results may be materially and adversely affected. Although we entered into long term agreements with the sofa manufacturers, there is no assurance that the agreements can be renewed on commercially favorable terms upon their expiration.

Any disruption in our supplier relationships could have a material adverse effect on our business. Events that adversely affect our suppliers could impair our ability to obtain sofa supply that we desire. Such events include problems with our suppliers’ businesses, finances, labor relations, ability to obtain raw materials, costs, production, quality control, insurance and reputation, as well as natural disasters, pandemics, or other catastrophic occurrences. A failure by any current or future supplier to comply with the environmental, safety or other laws and regulations, meet require timelines, and hire and retain qualified employees may disrupt our supply of products.

In the event of any early termination or non-renewal of our agreements with the sofa manufacturers, or in the event of any disruption, delay or inability on the part of our suppliers in manufacturing sufficient and quality supply to us, we cannot assure you we would be able to identify alternative suppliers on commercially acceptable terms which may thereby result in material and adverse effects on our business, financial conditions and operating results. Failure to find a suitable replacement, even on temporary basis, would have an adverse effect on our brand image, financial conditions, and the result of operations.

If our sofa manufacturers fail to deliver the sofa we need on the terms we have agreed, we may be challenged to secure alternative sources at commercially acceptable prices or on other satisfactory terms, in a timely manner. Any extended delays in securing an alternative source could result in late shipments of our products to our customers, which could materially and adversely affect our customer relationships, profitability, results of operations, and financial condition. If we experience significant increased demand for our products, there can be no assurance that additional supplies of sofas will be available for us when required on acceptable terms, or at all, or our suppliers would allocate sufficient capacity to us in order to fulfill our requirements, fill our orders in a timely manner or meet our strict quality standards. Even if our existing suppliers are able to meet our needs or we are able to find new manufacturers, we may encounter delays in production, inconsistencies in quality and added costs. We are not likely to be able to pass increased costs to the customer immediately, if at all, which may decrease or eliminate our profitability in any period. Any delays or interruption in or increased costs of purchases could have a material and adverse effect on our ability to meet customers’ demand for our products and result in lower net sales and profitability both in the short and long term.

The supply and price of our products are influenced by a number of factors, some of which are beyond our control, and may materially affect our business.

As we do not manufacture our products but source them from suppliers in the PRC and India, the price, quality and supply of our products may be influenced by a number of factors that are beyond our control, including but not limited to prices of raw materials, the imposition of import or export tariff or sales tax, the quality control of our suppliers, logistics costs, shipment delay, bad weather and natural hazards. Any of the above mentioned factors could impact on the price, quality and supply of our products which could materially and adversely affect our business, results of operation and financial condition.

We may not be able to achieve the same level of success in the foreign market as we did in the India market.

We plan to open additional stores in the U.S. and market our products in the U.S. market. Our current plan is to establish our presence in the U.S. in 18 to 24 months after the consummation of this Offering, and we plan to use part of the net proceeds from this Offering as well as other capital resources to fund such expansion. As the Company is still exploring its options, we are unable to provide an estimate of the capital requirements at this time. See “Use of Proceeds” for additional details. Upon establishing our presence in the U.S., our performance in the U.S. market will depend significantly on the economic and market conditions in the U.S., customers’ perception of our products, whether we are capable of establishing strong and long-lasting relationships with local furniture retail partners and transportation and shipping costs. In the event of any unfavorable changes in the U.S. or world economy, an adverse change in customers’ perception to our products, reduced consumer confidence or factors affecting consumer spending, failure to establish or maintain relationships with local furniture retail partners or significant increases in the cost of marketing our products, we may not be able to achieve our targeted sales levels in the U.S. and our profitability and performance could be adversely affected.

Potential exposure to product liability and quality issue may affect our business and financial performance.

We source our products from suppliers and are subject to the inherent risks associated therewith, including product liability claims, quality control and compliance with relevant government regulations. Our suppliers may not have adequate financial resources or insurance coverage to fulfill their obligations under any product warranties given by them. Seeking indemnifications from our suppliers may potentially lead to litigation and claims against us by customers may have an adverse effect on our reputation and brand image, which may lead to negative publicity and, regardless of its validity, may reduce our sales, which may in turn adversely affect our financial performance. We may also be held liable for purchase or import of products made of restricted materials or failing safety standards under the relevant laws and regulations governing the supplier and/or of India. In addition, if complaints from customers escalate into legal claims, resources such as time and legal costs would have to be incurred to address such claims, thereby further affecting our business and financial performance.

Our furniture retail partners and dealers may engage in price competition and market cannibalization among themselves and may have a material adverse effect on our results of operations and financial condition.

As at December 31, 2023, we entered into agreements with more than 15 furniture retail partners and dealers to market our products in India. We enter into agreements with furniture retail partners to operate in “shop-in-shop” model which requires our furniture retail partners to reserve an exclusive space of their store dedicated for marketing and selling our products. We enter into agreements with our dealers to which the dealers are authorized to establish and operate the designated dealer store under our brand name to sell our products. We do not set retail prices for our furniture retail partners and dealers, but we require them to refrain from selling our products below their purchase price. There is no assurance our furniture retail partners and dealers will not engage in any form of price competition or market cannibalization which could have a material adverse effect on our results of operations and financial condition. They may also compete with retail sales in our “HomesToLife” retail stores which may have a material adverse effect on the performance of these stores.

Failure to manage our inventory effectively could increase our loss rate, lower our profit margins, or cause us to lose sales, either of which could have a material adverse effect on our business, financial conditions and results of operations.

Managing our inventory effectively is critical to the success of our business. If we fail to manage our inventory effectively, we may be subject to risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. Moreover, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. These factors may materially and adversely affect our results of operations and financial conditions. Further, we are exposed to inventory risks as a result of a variety of factors beyond our control, including changes in consumer preferences or economic conditions, uncertainty of market acceptance of new products, etc. We cannot assure you that there will not be under-stocking or over-stocking of inventory.

We are subject to credit risk in relation to the collectability of our trade receivables from customers and if our collection periods lengthen further or if we encounter any material defaults of payment, our liquidity and ash flows may be affected.

Our customers are required to pay us partially at the time of order confirmation and the remaining be paid before the dispatch of the product. We cannot assure you that our customers will make payment in full to us on a timely basis. Delays in receiving payments from or non-payment by our customers may result in pressure on our cash flow position and our ability to meet our working capital requirements. Our liquidity and cash flows from operations may be materially and adversely affected if our collection periods lengthen further or if we encounter any material defaults of payment, or provisions for impairment, of our trade receivables from customers. Should these events occur, we may be required to obtain working capital from other sources, such as from third-party financing, in order to maintain our daily operations, and such financing from outside sources may not be available at acceptable terms or at all.

Our operating results are affected by seasonality and any unpredictable and material changes in the market during our peak seasons may materially and adversely affect our financial condition and profitability.

We generally record a higher volume of order during the festival of Diwali in India. Therefore, our revenue tends to increase during the festival. For further details, please refer to the section headed “Business — Seasonality” in this prospectus. As a result, the comparison of our revenue and operating results between different periods within any given financial year may not be relied upon as indicators of our performance. Any unpredictable and material changes in the market during our peak seasons may materially and adversely affect our financial condition and profitability.

We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws, and noncompliance with such laws can subject us to administrative, civil, and criminal penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect our business, results of operations, financial condition, and reputation.

We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other anti-corruption laws and regulations. The FCPA prohibits us and our officers, directors, employees, and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing, or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records, and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, reputation, financial condition, and results of operations.

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. These interactions subject us to an increasing level of compliance-related concerns. We adopted and implemented certain policies and procedures designed to ensure compliance by us and our directors, officers, employees, and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering, or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures, and legal expenses, all of which could materially and adversely affect our business, reputation, financial condition, and results of operations.

Our existing insurance may not sufficiently cover the risks related to our business operation and our financial condition and results of operations could be adversely affect in the event that our insurance is insufficient.

We maintain business insurance for our stores and our office. We also maintain directors and officers liability insurance. We cannot guarantee that our existing insurance policies will sufficiently cover all potential liabilities or risks associated with our business operation. In the event that our insurance does not or is insufficient to compensate, or should we be unable to effect any insurance, for the losses or damages arising from the potential liabilities, our financial condition and results of operations could be adversely affected.

We may not be able to adequately protect our intellectual property rights and there may be copycat counterfeit competition and an inability to protect or use our intellectual property rights may adversely affect our business.

As of December 31, 2023, we have eight material trademarks registered in India. We are also authorized to use three trademark(s) in India. We cannot assure you that our future trademark applications will proceed to registration, and even registered trademarks could be challenged by a third party including by way of revocation or invalidity actions. Unauthorized use of our trademarks may do damage to our brand and reputation and/or affect our business in other ways. We are not aware of any infringement of our intellectual property rights in the past in India but there is no assurance that there will not be any infringement in the future. In the event that any infringement occurs, we may have to protect our intellectual property rights or other rights through litigation which may be costly and could have adverse impact on our business, results of operations and financial condition.

Moreover, there is no assurance that there will not be any counterfeit products of the furniture products we source overseas or our own products being sold in India or neighboring countries. Demand for our products may be adversely affected should there be any copycat products and in which case, our performance and business operations may also be adversely affected.

In addition, there could be potential trade name or trademark ownership or infringement claims brought by owners of other rights, including registered trademarks, in our marks or marks similar to ours. Any such claims, brand dilution or consumer confusion related to our brands could damage our reputation and brand identity and substantially harm our business, financial condition, cash flows and results of operations.

Our products may be subject to third party intellectual property rights and may lead to infringement liability and litigation, which may negatively affect our reputation, profitability and prospects.

As the products sourced by us are procured from various suppliers, it is not commercially practicable for us to ascertain whether such products infringe on third party intellectual property rights. In the event that any product we sell infringes on third party intellectual property rights, we may also be found liable for such infringement and be compelled to discontinue the sale of the infringing products and/or pay damages or suffer other liabilities. It may also lead to litigation which could result in substantial costs and diversion of resources and negatively affect our reputation, profitability and prospects.

There is no assurance on continuity of our relationship with major suppliers and failure to renew contracts with major suppliers may affect our business.

We source our products from different furniture suppliers in the PRC and India. For the years ended December 31, 2023 and 2022, our top five suppliers accounted for 99.4% and 76.2% of our total costs of purchases, respectively. To secure stable supply of sofas, we entered into long-term written contracts with various sofa manufacturers from the PRC and India. Although we have entered into long-term written contracts with our major suppliers, there is no assurance we can renew those contracts and continue to source products from our existing suppliers, and in particular our top five suppliers, or on terms acceptable to us. As a result, we may have to source products from other suppliers. If we are unable to find alternative suppliers with products that are comparable or on commercially acceptable terms in a timely manner, our business and results of operation may be adversely affected.

There is no assurance on continuity of our relationship with major furniture retail partners and dealers and failure to renew contracts with major furniture retail partners and dealers may affect our business.

We generally enter into agreements of two to six years with our furniture retail partners and dealers and they purchase from us on an order-by-order basis. As at December 31, 2023, we entered into agreements with more than 15 furniture retail partners and dealers to market our products in India. There is no assurance that our existing furniture retail partners and dealers will continue to purchase products from us. As a result, if demand from our existing furniture retail partners and dealers decreases and we are unable to secure new furniture retail partners and dealers in a timely manner, our business and results of operation may be adversely affected.

We are exposed to foreign exchange fluctuation and significant fluctuation of foreign exchange rate may affect our profit margin and our profitability.

Some of our products are imported from overseas sourced from the PRC and we are subject to exchange rate risks. A portion of our purchases are settled in foreign currencies, including Renminbi, but our sales are in Indian Rupee. There is no assurance on sustainability of our growth. We do not undertake any hedging of the currency exchange risk. We cannot predict the impact of future exchange rate fluctuations on our results of operations. In the event of appreciation of Renminbi and/or other foreign currencies against Rupee, our profit margin will be affected if we are unable to transfer such additional cost to our customers, and our profitability and financial performance may suffer.

We may not succeed in implementing our business strategies and future expansion plan and failure to manage our business expansion may adversely affect our financial condition.

We cannot guarantee our business strategies and future expansion plans as proposed will be successful as there are a number of factors which are beyond our control and may affect our business prospects such as economic and political conditions, global economic conditions, change in government regulations and customers’ behavior. In particular, there is no assurance that we will be able to find suitable locations for the opening of new stores on terms commercially acceptable to us. On the other hand, such expansion may put pressure on our managerial, financial and operational resources. If we are unable to manage our expansion and the rising costs associated with such expansion effectively, our financial condition and results of operation may be adversely affected.

Risks of Doing Business in India

A substantial portion of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India which could adversely affect India and our business conditions.

A substantial portion of our business and employees are located in India, and we intend to continue to develop and expand our business in India. Consequently, our financial performance will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.

The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector.

Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue.

The Government of India and the state governments of India play a significant role in the Indian economy, which has affected producers, consumers, service providers, and regulators over the years. The Government of India has in the past, among other things, imposed controls on the prices of a broad range of goods and services, restricted the ability of businesses to expand existing capacity and reduce the number of their employees, and determined the allocation to businesses of foreign exchange.

The rate of economic liberalization could change, and specific laws and policies affecting retail and distribution companies, foreign investments, currency exchange rates and other matters affecting investments in India could change as well. A significant change in India’s policy of economic liberalization and deregulation or any social or political uncertainties could adversely affect business and economic conditions in India generally and our business and prospects.

As the domestic Indian market constitutes a significant source of our revenue, a slowdown in economic growth in India could cause our business to suffer.

The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be materially and adversely affected by political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise. The Indian economy has grown significantly over the past few years. Any future slowdown in the Indian economy could have a material adverse effect on the demand for the products we sell and, as a result, on our financial condition and results of operations.

Trade deficits could also adversely affect our business and the price of our shares. India’s trade relationships with other countries and its trade deficit, driven to a major extent by global crude oil prices, may adversely affect Indian economic conditions. If trade deficits increase or are no longer manageable because of the rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance and the price of our common shares and warrants could be adversely affected.

India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. If India’s economic growth cannot be sustained or otherwise slows down significantly our business and prospects could be adversely affected.

Occasional power outages and natural calamities could have a negative impact on the Indian economy and cause our business to suffer.

India has experienced occasional power outages and natural calamities such as floods and drought in the past few years. The extent and severity of these power outages and natural disasters determines their impact on the Indian economy. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be affected by power outage or natural disasters in the future. The occurrence of any of these outages and disasters may result in a loss of business confidence and have an adverse effect on our business and financial performance.

Restrictions on foreign investment in India may prevent us from making future acquisitions or investments in India, which may adversely affect our results of operations, financial condition and financial performance.

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed in recent years. These regulations and restrictions may apply to acquisitions by us or our affiliates, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our Group.

Non-residents’ ownership of Indian companies is regulated by the Government of India and the Reserve Bank of India (“RBI”). The Government has specific requirements regarding foreign investment levels in certain business sectors, both with and without prior regulatory approval (known as the automatic and approval routes, respectively), as well as pricing, downstream investments, and ownership or control transfers in sectors with foreign investment caps. Under the India Consolidated FDI Policy Circular of 2020 (the “FDI Policy”) effective from October 15, 2020, issued and amended by way of press notes, 100% foreign ownership is allowed without prior regulatory approval in companies engaged in wholesale trading/ single brand product retail trading activities. Failure to comply with any evolving laws or regulations could result in actions against us by government entities or others.

Press Note No. 3 (2020 Series) issued by the India Department for Promotion of Industry and Internal Trade in April 2020, requires prior government approval for all foreign direct investment into India by non-resident entities from countries that share a land border with India (which includes PRC (including Hong Kong)) or where the beneficial owner of such investment is situated, including for any transfer of such investment. This approval requirement applies to all sectors, including those that previously did not require approval. The term “beneficial owner” has not been defined for the FDI Policy and the rules under FEMA. If these restrictions apply to our Operating Subsidiary in India in future capital raises or downstream investments, our ability to execute such transactions in a timely manner may be affected.

Our business and activities are regulated by the India Competition Act, 2002 and failure to observe the legislation may affect our business and financial performance.

Under the India Competition Act, 2002, any arrangement, understanding or action in concert between enterprises, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void and attracts substantial monetary penalties. Furthermore, any agreement among competitors which directly or indirectly involves the determination of purchase or sale prices, limits or controls production, supply, markets, technical development, investment or provision of services, the market or source of production or provision of services in any manner by way of allocation of geographical area, type of goods or services or number of consumers in the relevant market or in any other similar way or directly or indirectly results in bid-rigging or collusive bidding is presumed to have an appreciable adverse effect on competition. The India Competition Act, 2002 also prohibits abuse of a dominant position by any enterprise. Additionally, the India Competition Act, 2002 requires acquisitions of shares, voting rights, assets or control or mergers or amalgamations that cross the prescribed asset and turnover based thresholds to be mandatorily notified to, and pre-approved by, the Competition Commission of India.

If we or any member of our Group, are affected, directly or indirectly, by the application or interpretation of any provision of the India Competition Act, 2002 or any enforcement proceedings initiated by the Competition Commission of India or any adverse publicity that may be generated due to scrutiny or prosecution by the Competition Commission of India, our business and financial performance may be materially and adversely affected.

Changes in the taxation system in India could have a negative impact on our business.

Our business, financial condition, and results of operations could be significantly affected by any changes in the extensive central and state tax regime in India that apply to us. Taxes and other levies imposed by the central and state governments in India that affect our tax liability include income tax, goods and service tax, stamp duty, and other special taxes and surcharges, which can be introduced on a temporary or permanent basis. This complex tax regime is subject to change. Determining our tax liability involves interpreting local tax laws and related regulations in each jurisdiction, as well as making significant estimates and assumptions about future operations and results, and the timing and nature of income and expenditures.

If shareholders of a foreign company exit through redemption or sale of shares in a company deriving substantial value from India, they could be taxed in India, subject to certain exemptions or benefits under the Indian Income Tax Act, 1961 or applicable double taxation avoidance agreements.

Under Indian tax laws, where international transactions are carried out between two associated enterprises and these transactions have a bearing on the capital, profit, income, losses or assets of such enterprises, any income arising from such international transactions shall be computed having regard to the arm’s length price as per Indian Transfer Pricing regulations. This obliges us to undertake international transactions with the Operating Subsidiary in India at an arm’s length price to avoid any adverse tax consequences in India.

Tax laws and regulations are subject to differing interpretations by various authorities in India, creating uncertainty and potential unexpected results. This uncertainty, combined with significant penalties for default and the risk of aggressive action by governmental or tax authorities, may result in higher-than-expected tax risks in the jurisdictions in which we operate.

Unfavorable changes in existing laws, rules, and regulations, or the introduction of new ones governing our business and operations, could lead to non-compliance and require additional approvals, resulting in increased costs and other burdens. Failure to comply could negatively affect our business, results of operations, and prospects. Uncertainty in the applicability, interpretation, or implementation of amendments to governing law, regulation, or policy may be time-consuming and costly to resolve, impacting the viability of our current businesses or restricting our ability to grow in the future. We are continually under review by the Indian tax authorities and have not received any assessments to date that would materially impact our financial statements.

Our ability to receive dividends and other payouts from our Operating Subsidiary in India is subject to Indian legal restrictions and withholding tax.

Whether our Operating Subsidiary in India will pay dividends in the future, and the amount of any such dividends, if declared, will depend on factors such as future earnings, financial condition and performance, cash flows, working capital requirements, and capital expenditures. We may choose to retain a substantial portion or all of our earnings in our Indian subsidiaries to finance the development and expansion of our business, and therefore may not declare dividends. If dividends are declared, the Indian-tax laws require that any dividends paid by an Indian company be subject to tax in the hands of the shareholders at applicable rates, with such taxes being withheld by the Indian subsidiary paying dividends.

We may be subject to various changing laws, regulations, and standards in India, and non-compliance with or changes in these laws may adversely affect our business, results of operations, and financial condition.

Due to our significant number of employees in India, we may be required to comply with labor and industrial laws that are subject to regular changes. Failure to comply with these regulations on time may lead to sanctions, fines, or other regulatory actions. We cannot guarantee that our costs of complying with current and future labor laws and regulations will not have a negative impact on our business, results of operations, or financial condition.

In addition, the Government of India has enacted the Digital Personal Data Protection Act, 2023 (“Data Protection Act”), which addresses personal data protection and mandates organizational and technical measures for processing personal data. The Data Protection Act also sets norms for cross-border transfer of personal data and requires entities processing high volumes of personal data to fulfill additional obligations, such as appointing a data protection officer for grievance redressal and a data auditor to assess compliance. The enforcement and interpretation of these new requirements may introduce uncertainty and potentially impact our operations in India.

Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity, and the requirements of being a public company may strain our resources and divert management’s attention.

Upon completion of this Offering, we will become a public company in the U.S. As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the requirements of the securities exchange on which our Ordinary Shares are listed, and other applicable securities rules and regulations, and we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act and rules and regulations implemented by the SEC and the Nasdaq require significantly heightened corporate governance practices for public companies. We expect these rules and regulations to further increase our legal, accounting and financial compliance costs, make many corporate activities more time-consuming and costly, and increase demand on our systems and resources, particularly after we are no longer an emerging growth company. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Ordinary Shares could decline.

As an emerging growth company, we qualify to take advantage of specified reduced reporting and other requirements that are otherwise applicable to public companies. These include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of our internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC.

In addition, as a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that operating as a public company will make it more difficult and expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. It may also be more difficult for us to find qualified persons willing to serve on our BOD, committees of our BOD (particularly our audit committee and compensation committee) or as executive officers.

Our management team has limited experience managing a public company and our management team’s attention could be diverted to compliance of securities law and away from the day-to-day management of our Company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. We will be subject to significant regulatory oversight and reporting obligations under U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers.

As a BVI business company limited by shares listed on the Nasdaq Capital Market, we will be subject to the Nasdaq corporate governance listing standards. However, those rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We do not currently plan to rely on home country practice with respect to any corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. publicly listed company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not have incurred as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

Nasdaq may apply additional and more stringent criteria for our continued listing and might cause delay in our application.

The Nasdaq Rules provide Nasdaq with broad discretionary authority over the initial and continued listing of securities on Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities otherwise meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in certain instances, including but not limited to, the following instances (i) where the company engaged an auditor that has not been subject to an inspection by the Public Company Accounting Oversight Board (“PCAOB”), an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where a company planned a small public offering, which would have resulted in insiders holding a large portion of the company’s listed securities, (iii) where Nasdaq was concerned that an offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company, and (iv) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the BOD or management. In respect of any of the aforementioned concerns, we may be subject to additional and more stringent criteria of Nasdaq for our initial and/or continued listing, which might cause delay or even result in denial of our application to list our Ordinary Shares on the Nasdaq Capital Market.

If we fail to meet applicable Nasdaq listing requirements, Nasdaq may not approve our listing application, or may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

We will seek to have our Ordinary Shares approved for listing on the Nasdaq Capital Market in connection with this Offering. The closing of the Offering is conditional upon Nasdaq’s final approval of our listing application. We cannot assure you that our application will be approved. If our listing application is not approved, we will not complete this Offering.

We cannot assure you we will meet Nasdaq’s initial listing standards, or we will meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Ordinary Shares;

•        reduced liquidity for our Ordinary Shares;

•        a determination that our Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

•        a limited amount of news about us and analyst coverage of us; and

•        a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Securities Act, and have elected to avail ourselves of the extended transition period for implementing new or revised financial accounting standards.

For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner (i) if our revenue exceed $1.235 billion, (ii) if we issue more than $1.0 billion in non-convertible debt in a three-year period, or (iii) if the market value of our shares held by non-affiliates reaches $700.0 million as of the end of the second fiscal quarter of any given year prior to such time, in which case we would no longer be an emerging growth company as of the end of that year. We cannot predict if investors will find our Ordinary Shares less attractive because we rely on some or all of the exemptions available to emerging growth companies. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may be more volatile.

We elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests and our financial statements may not be comparable to companies that comply with public company effective dates.

We are a “controlled company” as defined under the Nasdaq Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Rules, we could elect to rely on such exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We expect that our Chief Executive Officer, Mr. Yong Tat Phua, and our Chairman, Mr. Yong Pin Phua, will, through GHI Capital Limited, own a majority of our Ordinary Shares following this Offering and we will continue to be a “controlled company” as defined under the Nasdaq Rules. For so long as we are a controlled company under that definition, we are permitted rely, and may rely, on certain exemptions from Nasdaq corporate governance rules, including:

•        an exemption from the rule that a majority of our BOD must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Our status as a controlled company could also cause our Ordinary Shares to look less attractive to certain investors or otherwise harm our trading Price.

Our significant shareholder has considerable influence over our corporate matters and limit shareholders’ ability to influence the Company.

Our Chief Executive Officer, Mr. Yong Tat Phua, and our Chairman, Mr. Yong Pin Phua, through GHI Capital Limited, beneficially own and control [10,012,500] Ordinary Share(s) that are [76.29]% on a pre-Offering basis and [*]% on a post-Offering basis of our issued and outstanding Ordinary Shares. Mr. Yong Tat Phua and Mr. Yong Pin Phua will hold considerable influence over corporate matters requiring shareholder approval and will independently control the operations of the Company, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

Our significant shareholders may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our significant shareholders have considerable influence over our corporate matters, their interests may differ from the interests of our company as a whole. The significant shareholders could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Currently, we do not have any arrangements to address potential conflicts of interest between our significant shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Future sales, or the perception of future sales, by us or our shareholders of a substantial amount of our Ordinary Shares in the public market following this Offering could cause the market price for our Ordinary Shares to decline.

The market price of our Ordinary Shares could decline as a result of sales of substantial amounts of our Ordinary Shares in the public market, or the perception that such sales could occur. In addition, such sales or perception may also make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. [    ] Ordinary Shares will be outstanding immediately after completion of this Offering. Of such number of outstanding Ordinary Shares, the [    ] Ordinary Shares sold or issued in this Offering will be freely tradable without restriction or further registration under the Securities Act, except that any Ordinary Shares held by our affiliates, as that term is defined under Rule 144 under the Securities Act, may be sold only in compliance with the limitations described in “Ordinary Shares Eligible for Future Sale.” All remaining Ordinary Shares, which are currently held by our shareholders, may be sold in the public market in the future subject to the lock-up agreements and the restrictions contained in Rule 144 under the Securities Act. If our shareholders sell a substantial amount of Ordinary Shares, the prevailing market price for our Ordinary Shares could be adversely affected. Our executive officers, directors and shareholders holding 5% or more of our Ordinary Shares will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of our Ordinary Shares and certain other securities held by them for a period of no less than six months following the completion of this prospectus. The underwriters may, in their sole discretion and at any time without notice, release all or any portion of the Ordinary Shares subject to any such lock-up agreements. As restrictions on resale end, the market price of our Ordinary Shares could drop significantly if the holders of our restricted shares sell them or are perceived by the market as intending to sell them, which could make it more difficult for us to raise additional funds through future offerings of our Ordinary Shares or other securities.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price you paid for such shares in this Offering. We may experience extreme stock price volatility unrelated to our actual or expected operating performance.

The offering price for our Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Ordinary Shares following this Offering. If you purchase our Ordinary Shares in this offering, you may not be able to resell those Ordinary Shares at or above the price you paid for such shares in this Offering. We cannot assure you that our Ordinary Shares’ offering price, or the market price following this Offering, will equal or exceed prices in privately negotiated transactions of our Ordinary Shares that have occurred from time to time prior to our IPO.

The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•        actual or anticipated fluctuations in our revenue and other operating results;

•        the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

•        announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        lawsuits threatened or filed against us; and

•        other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent IPOs, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In the past, shareholders of public companies have often brought securities class action suits against such companies following periods of instability in the market price of such companies’ securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We will have broad discretion in the use of the net proceeds from this Offering and may not use them effectively or may allocate them in ways that you and other shareholders may not approve.

Our management will have broad discretion in the application of the net proceeds from this Offering, including for any of the purposes described in the “Use of Proceeds” section of this prospectus, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this Offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately improve our results of operations or increase the value of your investment or in ways that you and other shareholders approve. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse impact on our business, cause the price of our Ordinary Shares to decline and harm our business and financial condition. Pending their use, we may invest the net proceeds from this Offering in a manner that does not yield a favorable return or that loses value.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds to finance further expansion of our capacity and business for our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholders, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

•        further limit our ability to pay dividends or require us to seek consents for the payment of dividends;

•        increase our vulnerability to general adverse economic and industry conditions;

•        require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

•        limit our flexibility in planning for, or reacting to, changes in our business and our industry.

There may not be an active, liquid trading market for our Ordinary Shares, and we do not know if a more liquid market for our Ordinary Shares will develop to provide you with adequate liquidity.

Prior to this Offering, there has not been a public trading market for our Ordinary Shares. We cannot assure you that an active trading market for our Ordinary Shares will develop following this Offering, or if it does develop, will be maintained. We will seek to have our Ordinary Shares approved for listing on the Nasdaq Capital Market in connection with this Offering. The closing of the Offering is conditional upon Nasdaq’s final approval of our listing application. We cannot assure you that our application will be approved. If our application is not approved, we will not complete this Offering. Further, if we are successful in listing the Ordinary Shares on Nasdaq we cannot ensure that an active public market for our Ordinary Shares will develop after this Offering, or that if it does develop, it will be sustained. You may not be able to sell your Ordinary Shares quickly or at the market price if trading in our Ordinary Shares is not active. The public offering price for the Ordinary Shares will be determined by negotiations between us and the representatives of the underwriter and may not be indicative of prices that will prevail in the trading market.

In the absence of a public trading market:

•        you may not be able to liquidate your investment in our Ordinary Shares;

•        you may not be able to resell your Ordinary Shares at or above the public offering price;

•        the market price of our Ordinary Shares may experience more price volatility; and

•        there may be less efficiency in carrying out your purchase and sale orders.

Because the offering price of our Ordinary Shares is substantially higher than the pro forma net tangible book value per share, if you purchase Ordinary Shares in this Offering, you will incur immediate and substantial dilution in the book value of your shares. As a result, you may receive significantly less than the purchase price you paid in this Offering, if anything, in the event of our liquidation.

Investors purchasing Ordinary Shares in this Offering will pay a price per share that substantially exceeds the pro forma net tangible book value per share. Assuming completion of this Offering, investors purchasing Ordinary Shares in this Offering will incur immediate dilution of $[*] per share, based on the initial public offering price of $[*] per share, the midpoint of the price range set forth on the cover page of this prospectus, and our pro forma net tangible book value per share as of December 31, 2023. This dilution is due to the substantially lower price paid by our investors who purchased our capital stock prior to this Offering, as compared to the price to the public in this Offering. As a result of the dilution to investors purchasing Ordinary Shares in this Offering, investors may receive significantly less than the purchase price paid in this Offering, if anything, in the event of our liquidation. For more information on the dilution you may suffer as a result of investing in this Offering, see the “Dilution” section of this prospectus.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Prior to this Offering, we were a private company with limited accounting personnel and other resources to address our internal controls and procedures. Accordingly, we will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our ICFR if and when required to do so under Section 404 of the Sarbanes-Oxley Act. Although our independent registered public accounting firm is not required to attest to the effectiveness of our ICFR pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our ICFR under Section 404.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law.

We are a BVI business company limited by shares incorporated under the laws of the BVI and conduct substantially all of our operations in India through our wholly-owned India Operating Subsidiary. Most of our directors and substantially all of our executive officers reside outside the U.S. and a substantial portion of their assets are located outside of the U.S. As a result, it may be difficult for our shareholders to effect service on these persons or bring an action against us or against these individuals in the BVI or in India in the event they believe that their rights have been infringed under the U.S. federal securities laws or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the BVI and India may render them unable to enforce a judgment against our assets or the assets of our directors and officers.

Our corporate affairs are governed by our Amended Memorandum and Articles, the BVI Business Companies Act and the common law of the BVI. The rights of shareholders to take legal action against our directors, actions by our minority shareholders and the fiduciary duties of our directors under BVI law are to a large extent governed by the BVI Business Companies Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the BVI. The rights of our shareholders and the fiduciary duties of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the U.S. In particular, the BVI has a less developed body of securities laws as compared to the U.S., and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the BVI. In addition, BVI companies may not have the standing to initiate a shareholder derivative action in a federal court of the U.S.

Shareholders of a BVI business company like us could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Business Companies Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI business company being more limited than those of shareholders of a company organized in the U.S. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the U.S. based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the U.S., although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BVI Business Companies Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Business Companies Act. Under the BVI Business Companies Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to it as a shareholder. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to it in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the BOD. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI law and the constitutional documents of the company, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the company; (iii) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (iv) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Business Companies Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Business Companies Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if it feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to the shareholder. The BVI Business Companies Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

Certain corporate governance practices in the BVI, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the BOD or controlling shareholders than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions the Companies Act and the laws applicable to companies incorporated in the U.S. and their shareholders, please refer to the section titled “Description of Ordinary Shares — Differences in Corporate Law”.

It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in the BVI, Singapore and India.

As at the date of this prospectus, our Chief Executive Officer, Mr. Yong Tat Phua, Chairman, Mr. Yong Pin Phua, Chief Financial Officer, Mr. Kwang Yong Chew, and [all] members of the BOD of the Company, including [*], [*] and [*], are based in Singapore. We were advised by our BVI legal counsel that there is uncertainty as to whether the courts of the BVI would:

•        recognize or enforce against us judgments of courts of the U.S. based on certain civil liability provisions of the securities laws of the U.S. or any state in the U.S.; and

•        entertain original actions brought in the BVI against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

The U.S. and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the U.S. in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the U.S. based on civil liability, whether or not predicated solely upon the U.S. federal securities laws would not be enforceable in the BVI. A final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the BVI under the common law doctrine of obligation. Furthermore, it is uncertain that BVI courts would: (i) recognize or enforce judgments of U.S. courts obtained in actions against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.; or (ii) entertain original actions brought against us or other persons predicated upon the securities law of the U.S. or any state in the U.S.

There is uncertainty as to whether the courts of the India would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in India against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S. The U.S. has not been declared by the Government of India to be a reciprocating territory for the purposes of automatic enforcement of foreign judgments in India. Moreover, it is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it views the judgment inconsistent to the public policy of India or if the judgments are in breach of or contrary to Indian law, where applicable.

Specific remedies provided by U.S. laws, including those under U.S. federal securities laws, are not applicable under Indian law and cannot be enforced in Indian courts if they are deemed contrary to Indian public policy. Additionally, no claim can be brought in India against us, our directors and officers, or the named experts, for a violation of U.S. federal securities laws because these laws do not apply extraterritorially under Indian law and do not have force of law in India. A party seeking to enforce a foreign judgment in India is required to obtain prior approval from the Reserve Bank of India to repatriate any amount recovered pursuant to execution of such judgment and such amount may be subject to income tax in accordance with applicable law.

We have been advised by Icon Law LLC, our counsel as to Singapore law, that it is possible that the Singapore courts may not (i) recognize and enforce judgments of courts in the United States, based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States; or (ii) enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment in the federal or state courts of the United States under which a fixed or ascertainable sum of money is payable may be enforced as a debt in the Singapore courts under the common law as long as it is established that the Singapore courts have jurisdiction over the judgment debtor. Additionally, the court where the judgment was obtained must have had international jurisdiction over the party sought to be bound in the local proceedings. However, the Singapore courts are unlikely to enforce a foreign judgment if (i) the foreign judgment is inconsistent with a prior local judgment that is binding; (ii) the enforcement of the foreign judgment would contravene the public policy of Singapore; (iii) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (iv) the foreign judgment was obtained by fraud; or (v) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law.

In particular, the Singapore courts may potentially not allow the enforcement of any foreign judgment for a sum payable in respect of taxes, fines, penalties or other similar charges, including the judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States. In respect of civil liability provisions of the United States federal and state securities law which permit punitive damages against us and our Directors or Executive Officers, we are unaware of any decision by the Singapore courts which has considered the specific issue of whether a judgment of a United States court based on such civil liability provisions of the securities laws of the United States or any state or territory of the United States is enforceable in Singapore.

See “Enforcement of Civil Liabilities” for more details.

We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

Mail addressed to the Company and received at its registered office will be forwarded unopened to the forwarding address supplied by Company to be dealt with. None of the Company, its directors, officers, advisors or service providers (including the organization which provides registered office services in the BVI) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address. If such mail is delayed, it may impair your ability to communicate with us.

We could become a passive foreign investment company for United States federal income tax purposes for any taxable year, which could subject U.S. investors in our shares to significant adverse U.S. income tax consequences.

We will be a “passive foreign investment company” (“PFIC”) if, in any particular taxable year, either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). In determining whether we are a PFIC, we are permitted to take into account the assets and income of our Operating Subsidiary because we own 100% of its stock. We may be considered a PFIC in 2024 and possibly later years, depending on a number of factors, including the composition of our and our Operating Subsidiary’s income and assets, how quickly we use our liquid assets, including the cash raised pursuant to this Offering (if we determine not to, or are unable to, deploy significant amounts of cash for active purposes our risk of being a PFIC will substantially increase), the market price of our Ordinary Shares, and fluctuations in that price. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance we will not be a PFIC for 2024 or any future taxable year. Please refer to the paragraph titled “Taxation — Certain Material U.S. Federal Income Tax Considerations”.

If we are a PFIC in any taxable year, a U.S. holder may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the Ordinary Shares and on the receipt of distributions on the Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. A U.S. holder may also be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. holder holds our Ordinary Shares. Please refer to the paragraph titled “Taxation — Certain Material U.S. Federal Income Tax Considerations”.

We do not expect to pay dividends in the foreseeable future after this Offering. You must rely on price appreciation of the Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Please refer to the section titled “Dividend Policy.” Therefore, you should not rely on an investment in the Ordinary Shares as a source for any future dividend income.

Our BOD has complete discretion as to whether to distribute dividends, subject to certain requirements of BVI law. Subject to the BVI Business Companies Act and our Amended Memorandum and Articles, our BOD may by resolution, authorize a distribution (which includes a dividend) by our Company to our members if our BOD are satisfied, on reasonable grounds, that immediately after the distribution, we will satisfy the solvency test, that is: (i) the company will be able to pay its debts as they fall due; and (ii) the value of our assets exceeds its liabilities. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our BOD. Accordingly, the return on your investment in the Ordinary Shares will likely depend entirely upon any future price appreciation of the Ordinary Shares. There is no guarantee that the Ordinary Shares will appreciate in value after this Offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in the Ordinary Shares and you may even lose your entire investment in the Ordinary Shares.

New SEC climate-related disclosure rules could have uncertain impacts on our business, impose additional reporting obligations on us, and increase our costs.

On March 6, 2024, the SEC adopted rules to enhance and standardize climate-related disclosures by public companies and in public offerings. The final rules will require registrants to disclosure certain information, including (i) climate-related risks that have had or are reasonably likely to have a material impact on the registrant’s business strategy, results of operations, or financial condition, (ii) the actual and potential material impacts of any identified climate-related risks on the registrant’s strategy, business model, and outlook, (iii) if, as part of its strategy, a registrant has undertaken activities to mitigate or adapt to a material climate-related risk, a quantitative and qualitative description of material expenditures incurred and material impacts on financial estimates and assumptions that directly result from such mitigation or adaptation activities, (iv) specified disclosures regarding a registrant’s activities, if any, to mitigate or adapt to a material climate-related risk, (iv) any oversight by the BOD of climate-related risks and any role by management in assessing and managing the registrant’s material climate-related risks, (v) any processes the registrant has for identifying, assessing, and managing material climate-related risks and, if the registrant is managing those risks, whether and how any such processes are integrated into the registrant’s overall risk management system or processes, (vi) information about a registrant’s climate-related targets or goals, if any, that have materially affected or are reasonably likely to materially affect the registrant’s business, results of operations, or financial condition, (vi) the capitalized costs, expenditures expensed, charges, and losses incurred as a result of severe weather events and other natural conditions, subject to applicable 1% and de minimis disclosure thresholds, disclosed in a note to the financial statements, (vii) the capitalized costs, expenditures expensed, and losses related to carbon offsets and renewable energy credits or certificates (“RECs”) if used as a material component of a registrant’s plans to achieve its disclosed climate-related targets or goals, disclosed in a note to the financial statements, and (viii) if the estimates and assumptions a registrant uses to produce the financial statements were materially impacted by risks and uncertainties associated with severe weather events and other natural conditions or any disclosed climate-related targets or transition plans, a qualitative description of how the development of such estimates and assumptions was impacted, disclosed in a note to the financial statements.

The final rules will become effective 60 days following publication of the adopting release in the U.S. Federal Register, and compliance dates for the rules will be phased in for all registrants, with the compliance date dependent on a registrant’s filer status.

We could face substantial increased costs and enforcement risks as a result of these new rules, although we cannot accurately determine the ultimate scope and impact of such new rules on our business.

General Risk Factors

Our obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this Offering, we will be a publicly listed company in the U.S. As a publicly listed company, we will be required to file periodic reports with the SEC upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S. publicly listed company, we will be governed by certain U.S. laws that our competitors, mostly private companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded in the U.S., and to new and evolving regulatory measures under applicable law, including the laws of the BVI. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

INDUSTRY DATA AND FORECAST

All the information and data presented in this section have been derived from China Research and Intelligence Co., Ltd. (“CRI”)’s industry report commissioned by us entitled “Indian Upholstered Furniture Industry Report” (the “CRI Report”) unless otherwise noted. CRI advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Overview

Upholstered furniture encompasses a variety of items, including sofas, chairs, ottomans, and headboards, characterized by their padded, stuffed, and fabric or leather-covered surfaces. The essence of upholstery lies in the meticulous layering of padding, springs, webbing, and covers onto the furniture, serving dual purposes of amplifying comfort and augmenting aesthetic allure.

In India, the upholstered furniture industry is a significant and fast growing sector in the Indian furniture market. It is marked by a blend of traditional craftsmanship and modern manufacturing techniques, catering to a diverse range of consumer preferences and price points.

According to CRI, the upholstered furniture market of India valued US$ 3,481 million in 2023 and is projected to expand at a compound annual growth rate (“CAGR”) of 7.0% from 2024 to 2033.

Industry Chain

Upstream:

In the upstream segment of the upholstered furniture industry, the supply chain begins with the sourcing of raw materials, each integral to crafting the final product. Textile material suppliers play a crucial role by providing a diverse array of fabrics, such as cotton, linen, silk, or synthetic fibers, which serve as the visible and tactile exterior of the furniture. Concurrently, leather suppliers offer both genuine and faux leather, adding to the spectrum of options for the furniture’s surface material.

The core of upholstered furniture lies the comfort factor, predominantly determined by the filling materials supplied. These suppliers provide essential components like foam, down, or fiber, ensuring the furniture’s coziness and support. The structural integrity of the furniture is maintained by robust frameworks, typically fashioned from wood or manufactured board materials, supplied by dedicated vendors specializing in these foundational elements.

Midstream:

In the midstream stage of the upholstered furniture industry, the journey from design to finished product is a harmonious blend of creativity and craftsmanship. Designers focus on creating visually appealing and functional furniture, while engineers ensure the designs are structurally sound. The manufacturing process begins with the construction of a sturdy frame, often made of wood or metal. Upholsterers then skillfully add padding and cover it with fabric or leather, prioritizing comfort and aesthetics. Finally, the furniture is assembled, undergoing thorough finishing touches and quality checks, ensuring that each piece not only meets but also exceeds the expectations for comfort, durability, and style. This stage is crucial in transforming innovative designs into tangible, high-quality furniture.

Downstream:

In the downstream stage of the upholstered furniture industry, products are distributed and sold through wholesalers and distributors, which then supply to retailers. Retailers, operating both physical and online stores, sell the furniture to individual households for residential use and to businesses for commercial spaces. After the sale, the industry provides after-sales services, including repair, maintenance, and customer support to handle inquiries or issues with the products. This stage is crucial for ensuring the furniture reaches the end-users efficiently and their post-purchase needs are met, maintaining customer satisfaction and loyalty.

Industry Chain of Upholstered Furniture Industry

Source: CRI Report

Global Upholstered Furniture Industry

The global upholstered furniture industry is characterized by a fragmented market with a mix of small and large-scale manufacturers. Competition is intense, prompting companies, particularly retailers, to heavily invest in advertising and promotions. It’s a multifaceted sector that significantly contributes to the global economy, engaging numerous workers worldwide. With a projected CAGR of 4.30%, the market is expected to grow from US$83.3 billion in 2023 to US$126.9 billion by 2033.

Global Upholstered Furniture Market Size (2019-2033E)

Source: CRI Report

Upholstered Furniture Industry of India

The Indian upholstered furniture market is a significant segment of the broader Indian furniture market. It has been experiencing remarkable growth in recent years, primarily driven by the increasing disposable household income, the rise in the number of middle-class households, and rapid urbanization. This growth is also reflected in the export and import data of furniture and related products, indicating a substantial rise in the upholstered furniture market in India. Before the COVID-19 pandemic, both the import and export of furniture and related products were on the rise, making Indian furniture sizeable and attractive to organized global market players.

Due to the lack of specific data on the upholstered furniture market in India, this article adopts a simulation and forecasting approach. It utilizes the proportion of global upholstered furniture within the global furniture market as a reference point to arrive at the estimated and projected data for the Indian upholstered furniture market.

According to CRI, the upholstered furniture market of India is projected to expand at a CAGR of 7.0%, reaching US$6,848 million by 2033.

Indian Upholstered Furniture Market Size (2019-2033E)

Source: CRI Report

Competition Landscape

The players in the Indian upholstered furniture retail market are categorized as offline retailers and online retailers. However, with the growth of e-commerce, as of now, most of the retailers are adopting a business model that combines online and offline channels, with offline retailing as the main focus, while supporting online sales. Among the major retail brands are Royaloak, Home Center, HomeTown, At Home, Dashsquare, Stanley Lifestyles, Damro, and so on. There are also some companies such as Pepperfry that have built their business model around online platforms by opening offline studios to help online selling and provide value-added services for online products. Apart from these there are also companies like TheHomeOffice, FabFurnish that only sell furniture online.

Major Upholstered Furniture Retailers in India

Retailer Name	Business Model	Stores
Royaloak	Omnichannel	Over 200 Stores
Home Center	Omnichannel	Over 90 Stores
HomeTown	Omnichannel	44 Stores
At Home	Omnichannel	33 Stores
Pepperfry	Omnichannel	200 Studios
Dashsquare	Omnichannel	11 Stores
Stanley Lifestyles	Omnichannel	55 Stores
Damro	Omnichannel	106 Stores
IKEA	Omnichannel	1 Store
TheHomeOffice	Online Only	—
FabFurnish	Online Only	—

Source: CRI Report

Top 5 Upholstered Furniture Retailers in India 2023

Rank	Retailer Name	Annual Revenue (USD Million)	Market Share
1	IKEA	129.13	3.7%
2	Royaloak	115.30	3.3%
3	Home Center	86.4	2.5%
4	Stanley Lifestyles	50.28	1.4%
5	Pepperfry	32.64	0.9%
—	Subtotal	413.75	11.8%

Source: CRI Report

Ranked by annual sales, Ikea tops the list of retailers in India’s upholstered furniture market, with revenue of USD 129.13 million and a market share of 3.7% in 2023. Royaloak comes in second, with a market share of 3.3% and revenue of USD 115.30 million. HomeCenter, Pepperfry, and StanleyLifestyles complete the top three to five lists. The CR5 for sales of upholstered furniture in India is only 11.8% overall, meaning the retail segement of upholstered furniture market in India is extremely competitive and fragmented, with no manufacturer currently holding a sizable lead.

Development Environment

Increasing Demand in India

The demand for upholstered furniture in India is on the rise, propelled by a combination of increasing urbanization, enhanced disposable incomes, and a growing middle-class population seeking comfort and style in home furnishings. These factors, together with a preference for aesthetically pleasing and diverse design options, are steering the market towards significant growth. This surge reflects a broader trend in the Indian economy, marked by lifestyle upgrades and an expanding consumer base, making the upholstered furniture segment a vibrant and promising market in India.

Social Environment

In India, the demand for upholstered furniture is robust, fueled by its durability and a wide variety of design options. Despite concerns about the use of leather in upholstery due to the sacred status of cows in Hinduism, the market remains buoyant, as Hindu culture does not strictly forbid the use of animal products, and leather goods are culturally accepted and popular. This trend is part of India’s rapidly expanding home furnishing sector, with upholstered furniture being particularly sought-after for its easy maintenance and ability to enhance themed interior decor.

Government Policy

India’s furniture industry benefits from several government policies designed to boost manufacturing and exports. The Duty Drawback Scheme rebates customs and excise duties on materials used for exported goods and The Export Promotion Capital Goods Scheme (EPCG Scheme) allows the furniture exporter to import of capital goods for furniture manufacturing at zero customs duty. Under this scheme, eligible exporters can procure capital goods necessary for their manufacturing processes without paying customs duty, thereby facilitating their export-oriented production activities.

The implementation of the Goods & Services Tax (GST) has simplified the taxation structure, making furniture more affordable and easing compliance for manufacturers and retailers. Additionally, the Production Linked Incentive Schemes, part of India’s self-reliant vision, offer incentives for increased production and exports in the furniture sector, aiming to spur economic growth and employment.

However, for the furniture retailers in India, imported upholstered furniture is not subject to the duty-free provisions of the EPCG Scheme. The import duty rate on upholstered furniture in India has been increasing constantly. In February 2018, the base rate of duty on imports was increased from 10% to 20% and further increased in February 2020 to 25%.

Opportunities and Challenges

Driving Forces and Opportunities

Low-cost Labor Advantage

Furniture retailing being a labor-intensive industry, labor cost is a very important part of the operating cost that retailers have to bear, therefore lower labor cost will reduce the cost burden of retailers, leaving more budget for other business activities and also less prone to liquidity problems.

The Growth in Estate Industry of India

The rapid urbanization and advancements in lifestyle have created numerous growth opportunities for the real estate industry, which is expected to boom in the forthcoming years. According to the India Equity Brand Foundation (IBEF) report, India’s real estate sector contributes 6-7% to the country’s total Gross Domestic Product (GDP). It is expected to reach a market size of USD$1 trillion by 2030 and contribute 13% to the India’s GDP by 2025. Consequently, the expected surge in housing developments in towns and cities will drive increased demand for home furnishings.

Strong Purchasing Power amongst the Indian Middle Class

The increasing purchasing power of India’s middle class is a significant consumer base for upholstered furniture. This demographic’s growing aspiration for quality and branded products can drive domestic demand of upholstered furniture and encourage manufacturers to innovate and improve their products.

Rising Demand for International Standard Products

There is a growing demand in the global market for upholstered furniture that meets international standards in terms of design, quality, and sustainability. Indian manufacturers have the opportunity to cater to this demand by upgrading their production processes, adopting international best practices, and focusing on quality assurance.

Challenges for The Industry

Inefficient Supply Chains and High Logistics Costs

The supply chains in the industry are not streamlined, resulting in inefficiencies and delays. The cost of transportation and logistics accounts for about 6%-8% of the total manufacturing cost in India, compared to China’s 4%, making the industry uncompetitive.

Intense and Fragmented Competition Landscape

In the retail market, the competition for upholstered furniture in India is intense and fragmented, with no very leading giants emerging. Because of this, the market has low barriers to entry and a number of new players are expected to enter the market in the future.

USE OF PROCEEDS

We estimate we will receive net proceeds from the sale of Ordinary Shares of approximately up to $[*], based upon an assumed Offering Price of $[    ] per share, and after deducting estimated underwriting fees and commissions and estimated offering expenses.

Each $[    ] increase (decrease) in the assumed Offering Price of $[    ][    ] per share would increase (decrease) the net proceeds to us from this Offering by $[*], assuming the number of Ordinary Shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting fees and commissions.

The primary purposes of this Offering are to create a public market for our Ordinary Shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital.

We intend to use the net proceeds of this Offering as follows:

•        20%, or $[*], to be used for extending our reach to the U.S.

We will enhance our competitive advantage as a fast-growing furniture supplier in India to extend our reach to the U.S. by strengthening our sales and marketing network. We will expand our business network by attending exhibitions and trade fairs and conducting site visits in the U.S. We plan to establish our presence in the U.S. by setting up regional office(s) in major cities of the U.S. We will also explore the possibility of selectively pursuing mergers and acquisitions, investments and co-operations with local U.S. companies or brands to deepen our connection with local furniture suppliers in the U.S.

We plan to open “HomesToLife” stores in the U.S. and market our products. We will also consider co-operating with local U.S. furniture retail partners to operate in “shop-in-shop” model and market our “Domicil,” “Fabbrica,” “Corium Italia,” “Relax Studio by HTL” and “HomesToLife” products. We plan to establish our presence in the U.S. in 18 to 24 months from the Offering. We plan to utilize part of our proceeds from the Offering and our internal resources, and if necessary, obtain bank borrowings, to finance our expansion to the U.S. market. As the Company is still exploring its options, we are unable to provide an estimate of the capital requirements at this time.

•        30%, or $[*], to be used for enhancement of our sales channels through opening additional retail stores

In view of the increasing demand of our “HomesToLife” products, we plan to open additional “HomesToLife” stores in India. We target to open our retail stores in areas with good market potentials or customer demands, with reference to geographic coverage, population density, average income of residents, purchasing power and the presence of related trade mix in proximity.

•        20%, or $[*], to be used for strengthening our brand recognition by marketing campaigns

We will continue to reinforce our brand recognition by conducting marketing and promotional activities to enhance our brand image and promote our products to industry players and retail customers. We intend to continue promoting our brands and products through traditional mass media such as advertising and through modern mass media such as social media and apps on a regular basis. We plan to undertake sponsorship of events and attend or host exhibitions or trade fairs to further our brand recognition. We may also invite local celebrities or key-opinion-leaders of social medias to be brand representatives to promote our products. These marketing campaigns will increase exposures of our brands and elevate our brands’ status, thereby enabling us to capture the potential target customer groups and increase our market presence.

•        The remaining 30%, or $[*], to be used for general working capital.

The precise amounts and percentage of proceeds we would devote to particular categories of activity will depend on prevailing market and business conditions as well as particular opportunities that may arise from time to time. This expected use of our net proceeds from this Offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including any unforeseen cash needs. Similarly, the priority of our prospective uses of proceeds will depend on business and market conditions as they develop. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of the Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus.

Pending any use of proceeds described above, we plan to invest the net proceeds from this Offering in short-term, interest-bearing, debt instruments or demand deposits.

Although we may use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no intention to declare or pay any cash dividends in the near future on the Ordinary Shares. We currently intend to retain most, if not all, of our available funds and any future earnings after this Offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future.

Our BOD has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under BVI law regarding solvency. Even if our BOD decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our BOD. Under BVI law and our Amended Memorandum and Articles, our BOD may authorize payment of a dividend to shareholders at such time and of such an amount as they determine if they are satisfied on reasonable grounds that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend. Please see the section entitled “Taxation” of this prospectus for information on the potential tax consequences of any cash dividends declared.

If we determine to pay cash dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our BVI subsidiary, New Century Trading Holding Co., Ltd., and our Operating Subsidiary in India, Newcentury Trading (India) Private Limited. There are no taxes on dividend income in the BVI. For details of taxation on dividend income in India, see “Taxation — Material Indian Tax Consequences”.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2023

•        On an actual basis; and

•        On a pro forma basis to give effect to the sale of up to [    ] Ordinary Shares by us in this Offering at the assumed Offering Price of $[    ] per share, after deducting the estimated underwriting commissions and estimated Offering expenses.

You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and the sections titled “Use of Proceeds” and “Description of Ordinary Shares.”

	As Reported	Pro Forma for the Offering
Ordinary Shares	$	$
Accumulated other comprehensive loss	$	$
Retained earnings	$	$
Total Equity	$	$
Total Capitalization	$	$

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted to the extent of the difference between the Offering Price per Ordinary Share and the pro forma net tangible book value per Ordinary Shares after the Offering. Our pro forma net tangible book value as of December 31, 2023 was $[*], or $[*] per share. Our net tangible book value per share set forth below represents our total tangible assets less total liabilities, divided by the number of shares of our share stock outstanding before the Offering. Our pro forma net tangible book value per share set forth below represents is total tangible assets (as adjusted to account for the net proceeds of the Offering) less total liabilities, divided by the number of shares of our share stock outstanding after the Offering (using the assumed Offering Price of $[    ] per Ordinary Share).

Dilution results from the fact that the per Ordinary Share Offering Price is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares. After giving effect to our issuance and sale of [    ] Ordinary Shares in this Offering at an assumed Offering Price of $[    ][    ] per share, and after deducting the estimated underwriting discounts and offering expenses payable by us, the pro forma as adjusted net tangible book value as of December 31, 2023 would have been $[*], or $[*] per share. This represents an immediate increase in net tangible book value to existing shareholders of $[*] per share. The Offering Price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase shares in this Offering will suffer an immediate dilution of their investment of $[*] per share. The following table illustrates this per share dilution to the new investors purchasing shares in this Offering:

Offering
Assumed Offering Price per Ordinary Share	$	[ ]
Net tangible book value per Ordinary Shares as of December 31, 2023	$
Increase per Ordinary Shares attributable to this Offering	$	[*]
Pro forma net tangible book value per Ordinary Share after the Offering	$	[*]
Dilution per Ordinary Share to new investors	$	[*]

A $1.00 increase (decrease) in the assumed Offering Price of $[    ] per share would increase (decrease) the pro forma net tangible book value by $[*], the pro forma net tangible book value per share after this Offering by $[*] per share and the dilution in pro forma net tangible book value per share to investors in this Offering by $[*] per share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting fees and commissions and offering expenses payable by us.

The following chart illustrates our pro forma proportionate ownership, upon completion of this Offering by present shareholders and investors in this Offering, compared to the relative amounts paid by each. The charts reflect payment by present shareholders as of the date the consideration was received and by investors in this Offering at the assumed Offering Price without deduction of commissions or expenses. The charts further assume no changes in net tangible book value other than those resulting from the Offering.

	Shares purchased		Total consideration		Average price Per Share ($)
	Amount	Percent (%)	Amount	Percent (%)
Existing shareholders		%	[*]	[*]%	[*]
New investors		%	[*]	[*]%	[*]
Total		%	[*]	[*]%	[*]

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition should be read together with our CFS and the notes thereto and other financial information, which are included elsewhere in this registration statement. The following discussion and analysis of our results of operations and financial condition should be read together with our unaudited CFS and the notes thereto and other financial information, which are included elsewhere in this registration statement. Our financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In addition, our financial statements and the financial information included in this registration statement reflect our organizational transactions and have been prepared as if our current corporate structure had been in place throughout the relevant periods.

This section contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, as a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in the section entitled “Business,” “Risk Factors” and elsewhere in this registration statement. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this registration statement. We are not obligated to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a fast-growing furniture supplier principally engaged in the sale and distribution of upholstered furniture in India through Newcentury Trading, our Operating Subsidiary. We are engaged in the sales and distribution of (i) mainly upholstered sofas under the brands “Domicil,” “Fabbrica,” “Corium Italia,” “Relax Studio by HTL” and “HomesToLife” or under the customer’s retail brand, and (ii) to a lesser extent, other furniture in the living room, dining room and bedroom such as case goods, mattress, tables and chairs. “Domicil,” “Fabbrica” and “Corium Italia” are European brands designed by top-class designers from all over the world and offer premium and luxury products targeting the middle and upper class. “Relax Studio by HTL” is a brand targeting middle class customers who prioritize functionality, comfort and quality. “HomesToLife” is marketed to the premium mass market to provide customers with affordable, reliable and customizable options. We sell our products in India through (i) furniture retail partners, (ii) dealers, and (iii) our retail stores to India’s growing middle and upper class and the premium mass market.

We believe we are the trend-setter in India and offer high-quality and stylishly designed furniture to our customers. In order to capture the middle and upper class markets in India, we have marketed distinct furniture brands and product collections since our establishment targeting different segments of India’s middle and upper class and leveraged the expanding network of our furniture retail partners, franchise stores and our retail stores. We also provide the premium mass market with affordable, yet stylish, products, setting ourselves apart from our competitors. We believe as India consumers’ living standards continue to improve, our brands will grow significantly as the demand for high quality and stylish furniture by consumers increases. We plan to further penetrate the India market by opening additional retail stores in the upcoming future.

We broadened our sales channels and achieved significant growth in our business in 2023. Our revenue increased from $0.004 million for the year ended December 31, 2022 to $5.8 million for the year ended December 31, 2023. Our net income increased from net loss of $683,721 for the year ended December 31, 2022 to net income of US$24,860 for the year ended December 31, 2023. The significant increase in revenue was primarily contributed to extending our reach to a larger base of customers through the expansion of distribution network, which we do not expected to be recurring. We started the business in 2022 and there were only two retail partners and dealers in the year ended December 31, 2022, which we broaden the sales channels to more than 15 furniture retail partners and dealers and a number of independent retail customers as at December 31, 2023. While we expect growth in future years, we do not, and prospective investors should not, expect such rate of growth to be recurring, and our past results should not be deemed, or used as, an indication of our future business performance or results.

To date, we have generated the majority of our sales through sales to our furniture retail partners and dealers. We engage various furniture retail partners and dealers in India under our distributorship arm to extend our reach to a larger base of customers. Our network of furniture retail partners and dealers are located in major shopping malls and furniture shops in India. We enter into agreements with furniture retail partners to operate in “shop-in-shop” model which requires our furniture retail partners to reserve an exclusive space of their store dedicated for marketing and selling our products. We enter into agreements with our dealers to which the dealers are authorized to establish and operate the designated dealer store under our brand name to sell our products. As at December 31, 2023, we have entered into agreements with more than 15 furniture retail partners and dealers to market our products in India.

We also operate our own retail stores under the brand “HomesToLife” by offering a one-stop solution to retail customers to address their furniture needs. We sell “HomesToLife’ sofas and other furniture through our retail stores tailored to the needs of our customers. As at December 31, 2023, we have four retail stores, operated either directly by our Operating Subsidiary in India or through our dealers in India, under our brand “HomesToLife,” located in Mumbai, Bengaluru and Hyderabad, India.

We source our products from different furniture suppliers in the PRC and India based on various factors including design of the furniture, market trends, cost and demand anticipated by our management and procurement team, as well as specific customer orders.

We also generate revenue from providing the management and marketing service to HTL Marketing Pte. Ltd., which is a related party of the Company. The service started from January 1, 2023, and it mainly includes the advertising and promotion service to the products and the maintenance of website used for the sale of products.

Key Factors Affecting Our Performance

The following factors are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.

•        Customers and distribution network:    we mainly engaged in the sales and distribution of upholstered sofas under the brands “Domicil”, “Fabbrica”, “Corium Italia”, “Relax Studio by HTL” and “HomesToLife” or under the customer’s retail brand through a network of our furniture retail partners, dealers as well as our own retail stores. Our revenue growth and long-term profitability are affected by our ability to enhance the recognition of our brands and expand the distribution network which will help us to increase our end-customers base. If we are unable to sustain our goodwill or promote and further strengthen our name, or expand the distribution network to increase the number of end-customers, our business, financial condition, results of operations and business prospect could be adversely affected.

•        Overall Economic Trends:    our revenues are affected by general economic conditions. Purchases of our products are sensitive to a number of factors that influence the levels of consumer spending, including economic conditions, consumer disposable income, housing market conditions, consumer debt, interest rates and consumer confidence. Any downturn in the India economy may affect the number of the middle and upper-class customers we cater to and their purchasing power.

•        Procurement and cost:    We materially rely on two sofa manufacturers from India and the PRC, both of which are related parties to us. Any disruption in the suppliers’ relationship, manufacturing of sofas and our inability to identify alternative sofa manufacturers could have a material adverse effect on our business and financial results. In addition, an increase in procurement costs and our inability unable to pass increased costs on to our customers may adversely affect our profitability.

•        Rental expenses or the termination of leases of our retail stores:    the retail stores are essential to our business as they are an important distribution channel of our products. Failure to renew the existing tenancies on terms and conditions acceptable to us may lead to disruption of our business and additional costs being incurred for relocation and renovation. If we are unable to find alternative locations that are suitable or on commercially acceptable terms in a timely manner, it may lead to reduction in the number of retail stores and our business, results of operation and financial condition may be adversely affected.

•        Competition:    The upholstered furniture industry in India is highly competitive due to the low entry barriers for the industry. Elements of competition include, but are not limited to, price, quality and design of the products, reputation and market perception of the brand and comprehensive after-sales services. Levels of competition and the ability of our competitors to attract customers through competitive pricing or other factors may impact our results of operations.

•        Seasonality:    Our performance is subject to seasonality. We generally record a higher volume of orders during the months around the festival of Diwali in India (i.e. September to December). As a result, our revenues fluctuate from quarter to quarter, which often affects the comparability of our results between periods.

How We Assess the Performance of Our Business

Revenues

We have three revenue streams, which are to sell the leather sofas, the management fee income and the commission income. We generate revenue from selling and delivering leather sofa products to independent retail customers or furniture retail partners and dealers. Revenue is recognized when control of the promised leather sofas is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for the products. Revenue is recorded, net of sales related taxes and surcharges.

We generate revenue from providing the management and marketing services to HTL Marketing Pte. Ltd., which is a related party of the Company. This service covers the period from January 1, 2023 to December 31, 2023, and it mainly includes the advertising and promotion service to the products and the maintenance of website used for the sale of products. According to the service contract, the Company charges HTL Marketing Pte. Ltd based on the Company’s manpower incurred in the HTL Marketing Pte. Ltd.’s promotion activities and the utilization of the Company’s retails shop and exhibition halls, on a monthly basis, the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs, and the Company has an enforceable right to collect the payment from the customer for performance completed to date. If the performance obligation for management and marketing service satisfies the criteria of over time recognition of revenue, the Company shall recognize revenue over time by measuring the progress toward complete satisfaction of that performance obligation.

Gross Profit

Gross profit is equal to our revenue less cost of revenue. Gross profit as a percentage of our revenues is referred to as profit margin.

Operating Expenses

Selling and distribution expenses primarily consisted of personnel costs; marketing and promotion costs such as branding costs and Exhibition & Fair’s cost; freight and leasing charges. General and administrative expenses primarily consisted of personnel costs, professional service fees, depreciation and amortization, travel, leasehold improvement costs, and office supply expenses.

Our recent revenue growth has been accompanied by increased selling, general and administrative expenses. The most significant components of these increases are rent expense associated with the opening of retail stores, advertising cost and personnel costs. We expect these expenses to increase as we grow our business.

In connection with our IPO, we will incur additional legal, accounting and other expenses that were not presented during our time as a private company. These costs will stem from obligations tied to public company reporting and corporate governance standards, such as adhering to applicable stock exchange rules. We expect these rules and regulations to substantially increase our legal and financial compliance costs, make certain financial reporting and other activities more time-consuming and costly, and require our management and other personnel to devote substantial time to these requirements. In this regard, we may need to onboard additional accounting and financial personnel possessing appropriate experience in public company and technical accounting expertise.

Other Income (Expenses)

Our other income consists primarily of interest income from cash and cash equivalents and time deposits, commission income and management fee income from our related parties. Other expenses primarily consist of interest expenses on lease liabilities which accrued under the new lease accounting — ASC 842.

Results of Operation

The following tables summarize key components of our results of operations for the years ended December 31, 2023 and 2022, respectively.

	For the Years Ended December 31,		Change
	2023	2022	Amount	Percentage
	USD	USD	USD	%
Revenues	$5,786,596	$3,987	$5,782,609	145,037
Cost of revenues	4,911,136	1,794	4,909,342	273,653
Gross profit	875,460	2,193	873,267	39,821
Selling and marketing expenses	1,095,610	379,712	715,898	189
General and administrative expenses	961,716	268,283	693,433	258
Total other income (expenses), net	1,208,236	$(37,919)	1,246,155	3,286
Provision for income taxes	—	—	—	—
Net income (loss)	$24,860	$(683,721)	$708,581	103

The following table sets forth, for the periods presented, our consolidated statement of operations data as a percentage of total revenues. The following discussion should be read in conjunction with our CFS and related notes.

	Fiscal Year Ended December 31,
	2023	2022
Statement of Operations Data:
Revenues	100%	100%
Cost of revenues	85%	45%
Profit margin	15%	55%
Selling and marketing expenses	18%	9524%
General and administrative expenses	17%	6729%

Operating loss	(20)%	(16,198)%
Other income/(expense), net	21%	(951)%

Income (Loss) before income taxes	1%	(17149)%
Income tax expense	0%	0%
Net income (loss)	1%	(17149)%

Comparison of the Years Ended December 31, 2023 and December 31, 2022

Revenues

Our revenue increased from $3,987 for the year ended December 31, 2022 to $5,786,596 for the year ended December 31, 2023. The increase in revenues was primarily contributed by extending our reach to a larger base of customers through the expansion of distribution network as we started the business since 2022 and there were only two retail partners and dealers in the year ended December 31, 2022. We broadened our sales channels and achieved significant growth in our business in 2023. As at December 31, 2023, our customers include more than 15 furniture retail partners and dealers and a number of independent retail customers.

Cost of revenues

Our cost of revenues increased from $1,794 for the year ended December 31, 2022 to $4,911,136 for the year ended December 31, 2023. The increase in cost of revenues was primarily contributed by rapid growth of sales as we started the business since 2022. The supply demand is relatively increased due to the increase of sales orders in 2023.

Gross profit

Gross profit increased by $875,267 to $ 875,460 for the year ended December 31, 2023 from $2,193 for the year ended December 31, 2022. The increase in gross profit was primarily driven by the revenue growth. However, the gross margin decreased to 15% of revenue for the year ended December 31, 2023 from 55% of revenue for the year ended December 31, 2022. The decrease in profit margin percentage of 40% was due to their suppliers offered the lower purchase cost of inventories during the trial business period for the year ended December 31, 2022.

Operating Expenses

Our selling and marketing expenses increased by $715,898, or 189% to $1,095,610 for the year ended December 31, 2023, from $379,712 for the year ended December 31, 2022. The increase in selling and marketing expenses was primarily resulting from the growth in our sales. The significant components of these increases are advertising and exhibition expense, travel expense and the personnel costs.

General and administrative expenses increased $693,433, or 258%, to $961,716 for the year ended December 31, 2023 compared to$268,283 for the year ended December 31, 2022. The increase in general and administrative expenses was primarily related to an increase in rental expense, property management fee.

Selling and marketing expenses were 18% of total revenues for the year ended December 31, 2023 compared to 9524% of revenues for the year ended December 31, 2022. Similarly, general and administrative expenses were 17% of total revenues for the year ended December 31, 2023 compared to 6729% of revenues for the year ended December 31, 2022. The exceptionally high figures for the year ended December 31, 2022 were as a result of the business being newly established with limited revenue recorded, and additional costs incurred in acquiring new customers.

Other Income (Expense)

Other income (expense) increased by $1,246,155, or 3286%, to $1,208,236 for the year ended December 31, 2023, from negative $37,919 for the year ended December 31, 2022. Such increase was a result of the management fee income of $1,055,372 charged to the related companies recorded in 2023 since the management service contract was started on January 1, 2023. It mainly includes the advertising and promotion service to the products and the maintenance of website used for the sale of products. According to the service contract, the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs, and the Company has an enforceable right to collect the payment from the customer for performance completed to date.

Net income (loss)

Our net income increased by $708,581, or 103%, to $24,860 for the year ended December 31, 2023, from loss $683,721 for the year ended December 31, 2022. This increase was a result of the combination of the changes discussed above.

Liquidity and Capital Resources

General

Our business relies on cash flows from operations and issuance of share capital as our primary sources of liquidity. Our primary cash needs are for inventory, marketing, payroll, the purchase of office equipment, fixtures and furniture and capital expenditure associated with leasehold improvements. The most significant components of our working capital are cash and cash equivalents, inventory, other receivables from related parties, accounts payable and other current liabilities.

We believe the Company’s revenue and operation will continue to grow, and the cash expected to be generated from operations, and other financing arrangements will be sufficient to meet working capital requirements, anticipated capital expenditures for at least the next 12 months.

Cash Flow Analysis

A summary of operating, investing, and financing activities during the periods indicated are shown in the following table:

	Fiscal Year Ended
	December 31, 2023	December 31, 2022
Provided by (used in) operating activities	$80,733	$(741,648)
Used in investing activities	(436,479)	(810,238)
Provided by financing activities	1,377,165	1,654,368
Effect of exchange rate change on cash	(470)	26,176
Increase in cash and cash equivalents	1,020,949	128,658
Cash and cash equivalents at end of year	1,149,607	128,658

Net Cash Provided By (Used in) Operating Activities

Cash from operating activities consists primarily of net income/loss adjusted for certain non-cash items, including amortization of right of use assets, depreciation, interest expenses on lease liabilities and deferred tax expense (benefit).

For the year ended December 31, 2023, net cash provided by operating activities was $80,733 and consisted of changes in operating assets and liabilities of $800,271, a net income of $24,860, and non-cash items of $856,144. Working capital and other activities consisted primarily of increases in accounts payable of $1,435,083, other payables to related parties of $247,842 and customer deposit of $ 936,145, partially offset by increases in inventory of $838,412, other receivables from related parties of $1,473,463 and accounts receivable of $508,451 and net change of other current asset and liabilities of $599,015.

For the year ended December 31, 2022, net cash used in operating activities was $741,648 and consisted of a changes in operating assets and liabilities of $271,886, a net loss of $683,721, and non-cash items of $213,959. Working capital and other activities consisted primarily of increases in inventory of $356,094, other payables to related parties of $17,430 and prepayments, other receivables and other assets of $404,039, partially offset by increases in accrued liabilities and accounts payable of $551,420 and net change of other current asset and liabilities of $80,603.

Net Cash Used In Investing Activities

Investing activities consist primarily of the purchase of office equipment, fixtures and furniture and capital expenditure associated with leasehold improvements.

For the year ended December 31, 2023, net cash used in investing activities was $436,479, which was primarily attributable to the capital expenditure associated with leasehold improvements.

For the year ended December 31, 2022, net cash used in investing activities was $810,238, which was primarily attributable to the capital expenditure associated with leasehold improvements and the purchase of office equipment, fixtures and furniture.

Net Cash Provided By Financing Activities

Financing activities primarily involve issuance of share capital.

For the year ended December 31, 2023, net cash provided by financing activities was $1,377,16, which is the proceeds from capital contribution $1,377,165.

For the year ended December 31, 2022, net cash provided by financing activities was $1,654,368 due to proceeds from capital contribution.

Off-Balance Sheet Transactions

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Critical Accounting Policies and Estimates

Our CFS and accompanying notes were prepared in accordance with U.S. GAAP. The preparation of these CFS and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We identified certain accounting policies that are significant to the preparation of our CFS. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Certain accounting estimates are particularly sensitive because of their significance to CFS and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments.

While our significant accounting policies are more fully described in Note 2 to our CFS included elsewhere in this registration statement, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our CFS.

Foreign currency translation and transactions

The functional currencies of the Company are the local currency of the County in which the subsidiaries operate. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

Since the Company operates primarily in India, the Company’s functional currency is the Indian Rupee (“INR”). The Company’s consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). No representation is made that the INR amounts could have been, or could be, converted into US$ at the rates used in the translation.

The following table outlines the currency exchange rates that were used in creating the CFS in this report:

	December 31, 2023		December 31, 2022
Balance sheet items, except for equity accounts	US$	1 = INR83.1463	US$	1 = INR82.7609
Items in the statements of income and cash flows	US$	1 = INR82.5287	US$	1 = INR78.1494

Accounts receivable, net

Accounts receivable include trade accounts due from customers which are generally collected within three months. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2023 and 2022, no allowance for doubtful accounts was recorded.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost of inventories are determined using the weighted average method. Management reviews inventories for obsolescence and cost in excess of net realizable value periodically when appropriate and records a reserve against the inventory when the carrying value exceeds net realizable value. As of December 31, 2023 and 2022, the Company recorded reserve for excess and obsolete inventory of Nil for both years.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Useful Life
Factory tools & Equipment	15 years
Office equipment, fixtures and furniture	3 – 10 years
Motor vehicle	10 years
Leasehold improvements	5 years

The cost and related accumulated depreciation and amortisation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income (loss). Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Leases

The Company accounts for leases under the new lease accounting — ASC 842. The Company determines if an arrangement is or contains a lease at inception. Operating leases with lease terms of more than 12 months are included in operating lease assets, accrued and other current liabilities, and long-term operating lease liabilities on its consolidated balance sheet. Operating lease assets represent its right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments over the lease term. Operating lease assets and liabilities are recognized based on the present value of the remaining lease payments discounted using its incremental borrowing rate. Lease expense is recognized on a straight-line basis over the lease term.

Impairment for long-lived assets

Long-lived assets, including property and equipment and right of use asset with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2023 and 2022, the Company incurred Nil impairment of long-lived assets related to property and equipment and right of use asset.

Fair value measurement

The accounting standard regarding fair value (“FV”) of financial instruments and related FV measurements defines financial instruments and requires disclosure of the FV of financial instruments held by the Company.

The accounting standards define FV, establish a three-level valuation hierarchy for disclosures of FV measurement and enhance disclosure requirements for FV measures. The three levels are defined as follow:

•        Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•        Level 3 inputs to the valuation methodology are unobservable and significant to the FV.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at FV or cost, which approximate FV because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Revenue recognition

The Company recognized its revenue under Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). Revenue is recognized when control of the promised leather sofas is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the products. Revenue is recorded, net of sales related taxes and surcharges.

The Company applies five-step model to recognize revenue from customer contracts. The five-step model requires the Company to (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company has three revenue streams, which is to sell leather sofas, the management fee income and the commission income. The Company generates revenue from selling and delivering leather sofa products to independent retail customers or franchised distributors. The Company recognized the furniture revenue when control of the product is passed to the customer, which is the point in time that the customers are able to direct the use of and obtain substantially all of the economic benefit of the goods or services. The transfer of control typically occurs at a point in time based on consideration of when the customer has an obligation to pay for the goods, and physical possession of, legal title to, and the risks and rewards of ownership of the goods has been transferred, and the customer has accepted the goods. Revenue is recognized net of estimates of variable consideration, including product returns, customer discounts and allowance.

In addition, the Company elected to account for shipping and handling as fulfilment activities, and not as separate performance obligations, as the Company is responsible to provide and deliver the goods ordered to customer’s designated address. The shipping and handling expense is included in the cost of revenue.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets.

The Company generates revenue from providing the management and marketing services to HTL Marketing Pte. Ltd., which is a related party. This service covers the period from January 1, 2023 to December 31, 2023, and it mainly includes advertising and promotion service for the products and maintenance of website used for the sale of products. According to the service contract, the Company charges HTL Marketing Pte. Ltd. based on the Company’s manpower incurred in the HTL Marketing Pte. Ltd.’s promotion activities and the utilization of the Company’s retail shop and exhibition halls on a monthly basis, the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs, and the Company has an enforceable right to collect the payment from the customer for performance completed to date. The Company shall recognize revenue over time by measuring the progress of completion of that performance obligation.

The Company acts as market agent to promote products and earns commission based on the sales amount and the commission rate. The commission rate varies from 6% to 8% for different brands of sofa. The Company recognizes the commission revenue at the point in time that the Company’s customer has the enforceable right to collect the payment from the end customer and the end customers are able to direct the use of the goods. The transfer of control of the service typically occurs at a point in time based on consideration of when the customer has an obligation to pay for the service. The Company acts as agent and the revenue would be recognized in net basis.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Recent Accounting Pronouncements

Refer to Note 2 in our audited CFS included elsewhere in this prospectus for details on the basis of presentation and summary of significant accounting policies, including information regarding recently issued and adopted accounting pronouncements.

Quantitative and Qualitative Disclosure of Market Risks

We are exposed to market risks, which include foreign currency exchange rate fluctuations and the effects of economic uncertainty which may affect the prices we pay our vendors in the foreign countries in which we do business. We do not engage in financial transactions for trading or speculative purposes.

Foreign Currency Exchange Risk

Our exposure to market risk arises principally from exchange rate fluctuations. As some of our products are imported from overseas sourced from the PRC, a portion of our purchases are settled in foreign currencies, including Renminbi, while our sales are conducted in Indian Rupee. We do not undertake any hedging of the currency exchange risk. We cannot predict the impact of future exchange rate fluctuations on our results of operations. In the event of appreciation of Renminbi and/or other foreign currencies against Rupee, our profit margin will be affected if we are unable to transfer such additional cost to our customers, and our profitability and financial performance may suffer.

Interest Rate Sensitivity

Cash and short-term investments were held primarily in bank and time deposits. The fair value of our cash and fixed deposit would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments.

Impact of Inflation

Our financial results and condition are reported using historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

BUSINESS

Overview

We are a fast-growing furniture supplier principally engaged in the sale and distribution of upholstered furniture in India through Newcentury Trading, our Operating Subsidiary. We are engaged in the sales and distribution of (i) mainly upholstered sofas under the brands “Domicil,” “Fabbrica,” “Corium Italia,” “Relax Studio by HTL” and “HomesToLife” or under the customer’s retail brand, and (ii) to a lesser extent, other furniture in the living room, dining room and bedroom such as case goods, mattress, tables and chairs. “Domicil,” “Fabbrica” and “Corium Italia” are European brands designed by top-class designers from all over the world and offer premium and luxury products targeting the middle and upper class. “Domicil,” “Fabbrica,” “Corium Italia,” are registered trademarks under related parties of the company licensed for use to Newcentury Trading (India) Private Limited. “Relax Studio by HTL” is a brand targeting middle class customers who prioritize functionality, comfort and quality. “HomesToLife” is marketed to the premium mass market to provide customers with affordable, reliable and customizable options. We sell our products in India through (i) furniture retail partners, (ii) dealers, and (iii) our retail stores to India’s growing middle and upper class and the premium mass market.

We believe we are the trend-setter in India and offer high-quality and stylishly designed furniture to our customers. In order to capture the middle and upper class markets in India, we have marketed distinct furniture brands and product collections since our establishment targeting different segments of India’s middle and upper class and leveraged the expanding network of our furniture retail partners, franchise stores and our retail stores. We also provide the premium mass market with affordable, yet stylish, products, setting ourselves apart from our competitors. We believe as India consumers’ living standards continue to improve, our brands will grow significantly as the demand for high quality and stylish furniture by consumers increases. We plan to further penetrate the India market by opening additional retail stores in the upcoming future.

We broadened our sales channels and achieved significant growth in our business in 2023. Our revenue increased from $0.004 million for the year ended December 31, 2022 to $5.8 million for the year ended December 31, 2023. Our net income increased from net loss of $683,721 for the year ended December 31, 2022 to net income of US$24,860 for the year ended December 31, 2023. The significant increase in revenue was primarily contributed to extending our reach to a larger base of customers through the expansion of distribution network, which we do not expected to be recurring. We started the business in 2022 and there were only two retail partners and dealers in the year ended December 31, 2022, which we broaden the sales channels to more than 15 furniture retail partners and dealers and a number of independent retail customers as at December 31, 2023. While we expect growth in future years, we do not, and prospective investors should not, expect such rate of growth to be recurring, and our past results should not be deemed, or used as, an indication of our future business performance or results.

To date, we have generated the majority of our sales through sales to our furniture retail partners and dealers. We market our sofas under the brands “Domicil,” “Fabbrica,” “Corium Italia,” “Relax Studio by HTL” and “HomesToLife” or under the customer’s retail brand through selling to furniture retail partners and dealers. We engage various furniture retail partners and dealers in India under our distributorship arm to extend our reach to a larger base of customers. Our network of furniture retail partners and dealers are located in major shopping malls and furniture shops in India. We enter into agreements with furniture retail partners to operate in “shop-in-shop” model which requires our furniture retail partners to reserve an exclusive space of their store dedicated for marketing and selling our products. We enter into agreements with our dealers to which the dealers are authorized to establish and operate the designated dealer store under our brand name to sell our products. As at December 31, 2023, we entered into agreements with more than 15 furniture retail partners and dealers to market our products in India.

We also operate our own retail stores under the brand “HomesToLife” by offering a one-stop solution to retail customers to address their furniture needs. We sell “HomesToLife’ sofas and other furniture through our retail stores tailored to the needs of our customers. As at December 31, 2023, we have four retail stores, operated either directly by our Operating Subsidiary in India or through our dealers in India, under our brand “HomesToLife,” located in Mumbai, Bengaluru and Hyderabad, India.

We source our products from different furniture suppliers in the PRC and India based on various factors including design of the furniture, market trends, cost and demand anticipated by our management and procurement team, as well as specific customer orders.

Our Industry

According to CRI, the Indian upholstered furniture market is a significant segment of the broader Indian furniture market. It has been experiencing remarkable growth in recent years, primarily driven by the increasing disposable household income, the rise in the number of middle-class households, and rapid urbanization. This growth is also reflected in the export and import data of furniture and related products, indicating a substantial rise in the upholstered furniture market in India. Before the COVID-19 pandemic, both the import and export of furniture and related products were on the rise, making Indian furniture sizeable and attractive to organized global market players. According to CRI, the upholstered furniture market of India is projected to expand at a CAGR of 7.0%, reaching US$6,848 million by 2033.

According to CRI, the rapid urbanization and advancements in lifestyle have created numerous growth opportunities for the real estate industry, which is expected to boom in the forthcoming years. According to the India Equity Brand Foundation (IBEF) report, India’s real estate sector contributes 6-7% to the country’s total Gross Domestic Product (GDP). It is expected to reach a market size of USD$1 trillion by 2030 and contribute 13% to the India’s GDP by 2025. Therefore, expected growth in the number of housings in towns and cities will increase the demand for home furnishing. The increasing purchasing power of India’s middle class represents a significant consumer base for the upholstered furniture. This demographic’s growing aspiration for quality and branded products can drive domestic demand of upholstered furniture and encourage manufacturers to innovate and improve their products.

Competitive Strengths

We believe the following key competitive strengths are crucial to our success and future growth:

Established Track Record and Market Leadership in India’s Upholstered Furniture Industry

Our story began in 1976 with Mr. Yong Pin Phua, our chairman and a skilled upholsterer, who started Hwa Tat Lee (i.e. HTL) with his two brothers, including Mr. Yong Tat Phua, our chief executive officer, in Singapore. HTL Group started by making sofas for the Singapore market and soon turned their attention to overseas market after gaining success locally in Singapore. HTL Group expanded globally and established its presence in India in 2021. Since the incorporation of Operating Subsidiary in 2021, we have focused on the sale and distribution of upholstered furniture in India. We have devoted substantial efforts in expanding our network of furniture retail partners and dealers. As at December 31, 2023, we entered into agreements with more than 15 furniture retail partners and dealers to market our products in India. We also operate our own retail stores under the brand “HomesToLife” by offering a one-stop solution to retail customers to address their furniture needs. As at December 31, 2023, we have four retail stores, operated either directly by our Operating Subsidiary in India or through our dealers in India, under our brand “HomesToLife,” located in Mumbai, Bengaluru and Hyderabad, India.

According to CRI, the Indian upholstered furniture market is a significant segment of the broader Indian furniture market. It has been experiencing remarkable growth in recent years, primarily driven by the increasing disposable household income, the rise in the number of middle-class households, and rapid urbanization. This growth is also reflected in the export and import data of furniture and related products, indicating a substantial rise in the upholstered furniture market in India. Before the COVID-19 pandemic, both the import and export of furniture and related products were on the rise, making Indian furniture sizeable and attractive to organized global market players.

We maintain strong business relationships with our furniture retail partners and dealers in India while actively promoting our brands through own retail stores. We believe that such relationships with our partners, together with our marketing efforts through own retail stores, differentiate us from our competitors in India.

A Diversified Portfolio of Brands and Full Range of Products to Meet our Customers’ Needs

We offer upholstered sofas under our brands “Domicil,” “Fabbrica,” “Corium Italia,” “Relax Studio by HTL” and “HomesToLife” or under the customer’s retail brand. To a lesser extent, we also offer other furniture under the living room, dinning room and bedroom such as case goods, mattress, tables and chairs. “Domicil,” “Fabbrica” and “Corium

Italia” are European brands designed by top-class designers from all over the world and offer premium and luxury products targeting the middle and upper class. “Relax Studio by HTL” is a brand targeting middle class customers who prioritize functionality, comfort and quality. “HomesToLife” is marketed to the premium mass market to provide customers with affordable, reliable and customizable options. We believe that our wide spectrum of brands in different styles and price ranges enable us to enlarge our customer base and expand our market share.

Strategic Selection of Furniture Retail Partners and Dealers and Carefully Selected Location of Retails Stores

We engage various furniture retail partners and dealers in India under our distributorship arm to extend our reach to a larger base of customers. We support our furniture retail partners and dealers by providing them with store design, merchandize planning, shop setup, training and marketing supports. Our network of furniture retail partners and dealers are located in major shopping malls and furniture shops in India.

We carefully select our furniture retail partners and dealers by considering their location, track record, payment records, managerial capabilities, reputation and number of comparable furniture retail partners/dealers in nearby districts.

We also operate our own retail stores under the brand “HomesToLife” by offering a one-stop solution to retail customers to address their furniture needs.

We believe our selection of furniture retail partners and dealers and the location of our retails stores enable us to effectively market our brands, and in turn, attract a larger number of customers and contribute to our success.

Experienced and Dedicated Management Team

Our management team has extensive knowledge and experience in the upholstered furniture industry globally. Mr. Yong Tat Phua, our Chief Executive Officer, and Mr. Yong Pin Phua, our Chairman, have over 40 years of experience in the furniture industry. Mr. Yong Tat Phua and Mr. Yong Pin Phua are primarily responsible for the overall management, formulation of business strategies and day-to-day management of our operations. We benefit from the extensive experience of our management in the industry, which has enabled us to understand the market trends and develop strong business relationships with our customers and suppliers. We believe that the commitment of our management team has been one of the key factors to our success and a competitive edge in our continuing expansion.

Growth Strategies

Extend Our Reach in the Overseas Upholstered Furniture Market

We will further harness our competitive advantage as a fast-growing furniture supplier in India to extend our reach to the U.S. by strengthening our sales and marketing network. We plan to expand our business network by attending exhibitions and trade fairs and conducting site visits in the U.S. We plan to establish our presence in the U.S. by setting up regional office(s) in major cities in the U.S. We will also explore the possibility of selectively pursuing mergers and acquisitions, investments and cooperations with local U.S. companies or brands to deepen our connection with local furniture suppliers in the U.S.

We plan to open “HomesToLife” stores in the U.S. and market our products. We will also consider co-operating with local U.S. furniture retail partners to operate in “shop-in-shop” model and market our “Domicil,” “Fabbrica,” “Corium Italia,” “Relax Studio by HTL” and “HomesToLife” products. We plan to establish our presence in the U.S. in 18 to 24 months from the Offering. We plan to utilize part of our proceeds from the Offering and our internal resources, and if necessary, obtain bank borrowings, to finance our expansion to the U.S. market. As the Company is still exploring its options, we are unable to provide an estimate of the capital requirements at this time. See “Use of Proceeds” for additional information.

Enhancement of Our Sales Channels Through Opening Additional Retail Stores

We operate our own retail stores under the brand “HomesToLife” by offering a one-stop solution to retail customers to address their furniture needs. As at December 31, 2023, we have four retail stores, operated either directly by our Operating Subsidiary in India or through our dealers in India, under our brand “HomesToLife,” located in Mumbai,

Bengaluru and Hyderabad, India. In view of the increasing demand of our “HomesToLife” products, we plan to open additional “HomesToLife” stores in India. Our plan is to open our retail stores in areas with good market potential or customer demand, with reference to geographic coverage, population density, average income of residents, purchasing power and the presence of related trade mix in proximity.

Strengthen Our Brand Recognition Through Marketing Campaigns

We will continue to reinforce our brand recognition by conducting marketing and promotional activities to enhance our brand image and promote our products to industry players and retail customers. We intend to continue promoting our brands and products through traditional mass media such as advertising and through modern mass media such as social media and applications on a regular basis. We plan to undertake sponsorship of events and attend or host exhibitions or trade fairs to further our brand recognition. We may also invite local celebrities or key social media opinion-leaders and influencers to be brand representatives to promote our products. These marketing campaigns will increase exposures of our brands and elevate our brands’ status, thereby enabling us to capture the potential target customer groups and increase our market presence.

Our Business Model

Receipt of Purchase Order From Customer

For furniture retail partners and dealers, our sales department regularly liaises with customers regarding product design and pricing and our customers generally place a purchase order to our sales department. For our retail stores, our customers directly place an order at our store. Our sales department will directly contact the customer to confirm the order to ensure the order has been accurately placed and aligns with the customer’s expectation. Upon confirmation, our sales department will request advance payment, being a certain percentage of the purchase price, as specified in the contract from the customer. Once the payment has been received and confirmed, we will proceed with procurement of the necessary product from our suppliers. During promotion period, we also order additional inventory to facilitate swift delivery to meet the increasing customers’ demand.

Procurement From Our Suppliers

Upon receiving confirmation of payment, our procurement team will begin processing the purchase order. Our procurement department will liaise with the supplier responsible for manufacturing the products and determine the schedule and order. We will confirm with the supplier the model and the specification required by the customer to ensure accuracy. Subsequent to the confirmation, we will issue a purchase order to the supplier for the product.

Delivery

Once the product is ready for shipment, the supplier will inform our sales department regarding the availability of the product. Upon receiving such notice, our sales department will contact the customer to provide details on the order ready for dispatch. Our sales department will require the customer to make the remaining payment as specified in the contract. Immediately after the customer completing payment, the sales department will arrange for transportation of the goods according to the specification made. We arrange quality check of the product before the product is delivered to our customers.

After-Sales Services

We emphasize quality and efficient after-sales services to our customers as an essential element for maintaining our business reputation. We closely liaise with our customers to ensure complete satisfaction with our products. We offer on-site inspection should there be any complaint from customers of products delivered, which we endeavor to address swiftly. Upon request of customers, we also provide repair services or any special requests subject to payment of service charges.

Our Brands

Domicil

Founded in 1978 by Armin Eberlein and Birgitta Jaeggle in Weingarten, Germany. Their desire was to design unique experiences that reflect individual aspirations.

Today, the brand is synonymous with sharing that promise — the world over. Domicil embodies the essence of quiet confidence and refined taste, offering uncomplicated yet classically sophisticated furniture and décor. Crafted for the mature, discerning audience, our Domicil collection exudes European heritage, combining post-modern design with minimalist essentials. Embracing a palette of light and dark browns, greys, and blacks, our single-tone aesthetic and low-lit ambiance create a cozy, spacious setting for our customer’s home.

From our leather-focused materials to the understated elegance of our case goods, Domicil brings forth a sense of quiet authority that complements quiet luxurious lifestyle. Domicil caters to individuals who appreciate the finer things in life, reveling in simple pleasures in life, understanding the worth of investing in superior craftsmanship. At Domicil, we celebrate the art of understated luxury, where good taste meets uncomplicated living, ensuring that every piece reflects the quiet confidence and refined sensibility.

The trademark “Domicil” was registered under a related party and licensed for use to Newcentury Trading (India) Private Limited.

Fabbrica

Armin Eberlein founded Fabbrica in 1998 in Munich, Germany. Fabbrica is more than furniture; it’s a celebration of everyday life. We know that every space and homemaker’s needs are different, so we offer a wide range of made-to-order products that meet customers’ needs. We are committed to quality. The materials we use and the research we do on new formulations are chosen to offer customers the best performance and long-term durability — a hallmark of our brand and a true reflection of Fabbrica’s German heritage.

Central to the Fabbrica brand identity is the expression of inspiring dream homes, which is inherent in every creation. Inspired by the shifting of seasons and colors of the world that surrounds our lives, every detail is a promise of beauty, functionality and dependability that contributes to customers’ experience. Embracing the best in craftsmanship and the love of details, our furniture is handcrafted by skilled craftsmen to show the Quality-of-Life Experience in all that we do and offer.

The trademark “Fabbrica” was registered under a related party and licensed for use to Newcentury Trading (India) Private Limited.

Corium Italia

Corium Italia originated from the heart of Florence, Italy, a country famed for their passion in design, beauty and fashion, yet deep-rooted with a rich blend of culture and heritage. Founded by two dream pursuers — Rino and Edoardo. In their Italian blood, they always keep original passion for “pursuing the beauty” and regard sofa as exquisite leather boutique. Which is why they chose to launch Corium in Florence, a city known for its fine work of leather handcraft. Drawing inspiration from this tradition, Corium Italia promises a suite of upmarket and modern Italian designer sofas for esteemed customers.

The trademark “Corium Italia” was registered under a related party and licensed for use to Newcentury Trading (India) Private Limited.

Relax Studio by HTL

At Relax Studio by HTL, we specialize in crafting high-quality recliners and motion furniture that embodies evergreen style and exceptional comfort, with functional design. Our brand is committed to delivering value for money without compromising on the ergonomics or quality of our products. The Relax Studio by HTL style represents contemporary design with comfort, ensuring our recliners and motion furniture blend seamlessly into any home.

Crafted from premium leather and fabric materials, our products are both luxurious and functional, offering the perfect environment to rest, read, or unwind from the day’s busyness. At Relax Studio by HTL, we invite customers to experience comfort and quality, ensuring that every moment of relaxation at home is an enriching and rejuvenating experience.

HomesToLife

HomesToLife was conceived with the vision to help homeowners create living spaces that reflect their individuality. We promise fair prices, great value, reliable quality and on-time delivery to our customers.

Our Customers

To date, we have generated the majority of our sales through sales to our furniture retail partners and dealers. We market our sofas under the brands “Domicil,” “Fabbrica,” “Corium Italia,” “Relax Studio by HTL” and “HomesToLife” or under the customer’s retail brand through selling to furniture retail partners and dealers. Our network of furniture retail partners and dealers are located in major shopping malls and furniture shops in India.

For the year ended December 31, 2023, our top five customers were Sofa World, Dash Square Homes LLP, Mi Casa, Kubic Wood LLP and White House Furniture Private Limited, which generated 17.4%, 7.3%, 6.4%, 4.3% and 3.9% of our total revenue for the year, respectively. For the year ended December 31, 2022, as we just commenced our business in 2022, we only had two customers, which generated 72.5% and 22.5% of our total revenue for the year, respectively.

Agreements With Furniture Retail Partners and Dealers

We generally enter into master agreements with our furniture retail partners and dealers. We enter into agreements with furniture retail partners to operate in “shop-in-shop” model which requires our furniture retail partners to reserve an exclusive space of their store dedicated for marketing and selling our products. We enter into agreements with our dealers to which the dealers are authorized to establish and operate the designated dealer store under our brand name to sell our products.

The key terms of our master agreements with furniture retail partners are described below:

Term	:	Generally two years
Rights and Responsibilities of the Furniture Retail Partner	:

•   The furniture retail partner is obligated to allocate and reserve an agreed minimum space for establishing and maintaining a dedicated selling space for marketing and selling our products.

•   The furniture retail partner is authorized to use our proprietary marks and logos to market and distribute our products.

•   The furniture retail partner is responsible for all the expenses, costs and charges incurred in marketing and selling of our products.

Our Rights and Responsibilities	:

•   We are obligated to provide training to the furniture retail partner to enable them to carry their responsibilities of selling the product.

•   We are obligated to continue to make products available for sale to the furniture retail partner.

Price of Product	:	The price of each product is determined in advance between both parties.
Payment Terms	:	30% of the purchase amount must be paid at the time of order confirmation and the remaining 70% must be paid before dispatch of the product.
Delivery	:	We will only deliver the products upon the receipt of full payment and the product will be delivered at the location specified.

The key terms of the master agreements with our dealers are described as below:

Term	:	Generally two to six years
Rights and Responsibilities of the Dealer	:

•   The dealer is obligated to establish and operate the designated dealer store under our brand name.

•   The dealer is authorized to use and display our brand name in connection with retails sales of our products.

•   The dealer is entitled to agreed commissions, incentives and certain margins for the sales of our products.

•   The dealer is responsible for all the expenses, costs and charges incurred in marketing and selling of our products.

Our Rights and Responsibilities	:

•   We are obligated to provide training to the dealers to enable them to carry their responsibilities of selling the product.

•   We ae obligated to continue to make products available for sale to the dealer.

Price of Product	:	The price of each product is determined in advance between both parties.
Payment Terms	:	30% of the purchase amount must be paid at the time of order confirmation and the remaining 70% must be paid before the dispatch of the product.
Delivery	:	We will only deliver the products upon the receipt of full payment and the product will be delivered at the location specified.

Our suppliers

We source our products from different furniture suppliers in the PRC and India. Our major costs of purchases include (i) sofa procurement; and (ii) other furniture under the living room, dining room and bedroom such as case goods, mattress, tables and chairs. For the year ended December 31, 2023, our top five suppliers includes New Century Sofa India Private Limited, HTL Furniture (China) Co., Ltd, Guangzhou Xinhe Yuedong Furniture Co., Ltd, Zhongshan New Power Furnishing Ltd and Dongguan Citto Furniture Co., Ltd, which accounted for 63.9%, 28.4%, 4.4%, 1.9% and 0.8% of our total costs of purchases, respectively. For the year ended December 31, 2022, our top five suppliers includes HTL Furniture (China) Co., Ltd, Dazzle Trading LLP, Huali Century Import/Export Trading (Kunshan) Co., Ltd, Randstad India Private Limited and Dixit Infotech Services Private Limited, which accounted for 28.0%, 26.6%, 11.4%, 5.5% and 4.7% of our total costs of purchases, respectively.

Agreements With Sofa Manufacturers

To secure stable supply of sofas, we entered into long-term written contracts with various sofa manufacturers from India and the PRC. For the years ended December 31, 2023 and 2022, we mainly procured sofas from New Century Sofa India Private Limited and HTL Furniture (China) Co., Ltd., which are related parties to us. We have entered into written agreements with them and the key terms of the master agreements with sofa manufacturers are described below:

Terms	:	20 years
Rights and Responsibilities	:

•   The supplier is obligated to produce products prescribed by us.

•   The supplier must not engage in any other business or provide any other manufacturing services for any other entities without our prior written consent.

•   The supplier is obligated to purchase raw materials from suppliers selected by us at their own cost and expense.

•   The supplier is responsible for all manufacturing defects.

•   The intellectual properties specified by us shall remain as our property and shall not be used by the supplier other than in the performance of the agreement.

Terms	:	20 years
Price of Product	:	The price of each product payable by us shall be determined in advance between both parties by adding a mark-up to the direct costs in relation to production of the product.
Payment Terms	:	We are obligated to pay the purchase price within 90 working days after receipt of the invoices.
Delivery	:	The supplier must deliver the products according to delivery schedules provided by us.

Seasonality

Our performance is subject to seasonality. We generally record a higher volume of orders during the months around the festival of Diwali in India (i.e. September to December).

Pricing strategies

We price our products on a cost-plus basis by taking into account our costs of purchases and target profit margins. We also take into account factors such as quality of the products, market demand, popularity of the brands, the design and craftsmanship of the product. We do not stipulate any retail price to be followed by our furniture retail partners and dealers but require them not to sell our products below their purchase price.

Quality control

We emphasize safety and quality as fundamental requirements for all our products. In respect of the furniture products sourced by us, we start our quality control at the procurement stage in our selection of furniture suppliers and product offering. We constantly liaise with our furniture suppliers to ensure products are of reliable quality. Before placing purchase orders with any new furniture suppliers, our procurement team assesses their workmanship and product quality as well as their reputation. For products of new design, our procurement team also inspect the products for workmanship and look into the product design to screen out safety or quality issue.

Sales and marketing

We focus on business-to-business sales which allows us access to our customers’ sales network which helps us maximize the reach of our products swiftly and effectively. We also engage in business-to-customer sales through our retail stores and online sales to market our “HomesToLife” products. We believe our brand recognition and reputation are critical for the growth of our business. To enhance our brand awareness, we conducted various marketing and promotional activities through different local media including mass media and social media on a regular basis. It is mainly our marketing team that is responsible for designing and launching marketing campaigns to promote our brand and image. We also attend exhibitions and trade fairs to engage with industry players to enhance our brand and image, and expand our customer base.

Environmental protection

We select packaging materials that are eco-friendly. Our packaging materials such as plastic bags and bubble wraps are recyclable. While due to the nature of our business, our operational activities do not directly generate industrial pollutants.

As such, we have not directly incurred any cost of compliance with applicable India environmental protection rules and regulations as of the date of this prospectus and do not expect that we will directly incur significant costs for such compliance in the future. As of the date of this prospectus, we had not come across any material non-compliance issues in respect of any applicable laws and regulations on environmental protection. We have not been subject to any administrative sanctions or penalties that have a material and adverse effect on our financial condition or business operation.

Intellectual property rights

We regard our trademarks, domain name and similar intellectual property as critical to our success. As of December 31, 2023, we have eight material trademarks registered in India. We are also authorized to use three trademark(s) in India.

We are also the registered owner of domain names www.newcentury.global and www.homestolife.in, which expire on November 3, 2024 and August 15, 2025, respectively. We will renew the domain name registration before their expiration.

Our Employees

We had 56 full-time employees as of December 31, 2023. All of our employees are stationed in India. The following table sets forth the number of our full-time employees categorized by function as of December 31, 2023:

Function	Number of employees
General management	2
Sales and marketing	28
Administrative	18
Accounting and finance	3
Procurement and logistic	5
Total	56

We believe we have maintained a good relationship with our employees and have not experienced any significant disputes with our employees or any disruption to our operations due to any labor disputes. In addition, we have not experienced any difficulties in the recruitment and retention of experienced core staff or skilled personnel.

Our remuneration package includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their qualifications, position and seniority. In order to attract and retain valuable employees, we review the performance of our employees annually which will be taken into account in annual salary review and promotion appraisal.

Properties

As of the date of this prospectus, we entered into the following lease or license agreements:

Location	Term of lease	Size (sq. ft.)	Usage
5/F, Sattva Galleria, BBMP Khata No. 277/278/316, Byatarayanapura, Virupakshapura, Ward No.277, Bengaluru, Karnataka 560092 India	From August 1, 2022 to July 31, 2027	24,781	Office
Unit no.5, The Centrium, Phoenix Market City, LBS Marg, Kurla west, Mumbai 400 070, India	From August 16, 2022 to August 15, 2027	3,898	Office
Unit No. F-67, 68, 69, 1/F of Phoenix Marketcity Mumbai, L.B.S. Marg. Kurla (West), Mumbai, India	From October 8, 2022 to September 7, 2027	5,117	Retail store
4/F, Kirshna Curve, Linking Road — Juhu Road, Santacruz (West), Mumbai 400054, India	From August 5, 2023 to August 4, 2028	9,300	Retail store
Unit No. S-43, 2/F, Mantri Square, No.1 Sampige Road, Bengaluru, India	From June 12, 2023 to June 11, 2029	8,984	Dealer-operated, Company-rented store
Unit No.2F-111-112, 2/F, Sarath City Capital Mall, Gachibowli — Miyapur Rd, Whitefields, Kondapur, Hyderabad, India	From August 30, 2023 to August 29, 2029	4,905	Dealer-operated, Company-rented store

We believe our facilities are adequate for our current and anticipated near-term needs and that suitable additional or substitute space would be available if needed.

Licenses and permits

As of the date of this prospectus, we confirm that our Operating Subsidiary has all material licenses, certificates and approvals required for carrying on our business activities in India for the year ended December 31, 2023 and up to the date of this prospectus.

Insurance

We maintain business insurance of our stores and our office. We also maintain directors and officers liability insurance. We believe that our current insurance policies are sufficient for our operations.

Legal Proceedings

During the years ended December 31, 2023 and 2022 and as of the date hereof, neither we nor any of our subsidiaries have been or are involved in any litigation, claim, administrative action or arbitration which, in our opinion, has had or could have a material adverse effect on the operations or financial condition of the Company. However, the results of litigation and claims are inherently unpredictable. Further, we and our subsidiaries may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

Our corporate history and structure

HTL Capital Ltd., a business company limited by shares incorporated under the laws of the BVI on January 10, 2024, as a holding company of our business, which is primarily operated through our indirectly wholly-owned Operating Subsidiary, Newcentury Trading (India) Private Limited, incorporated in India, which we refer to as Newcentury Trading.

New Century Trading Holding Co., Ltd. was incorporated on January 10, 2024 under the laws of the BVI, as an intermediate holding company.

Our Operating Subsidiary, Newcentury Trading, was incorporated in 2021 and principally engaged in sale and distribution of upholstered furniture in India.

HTL Global Pte. Ltd. was incorporated on January 12, 2024 under the laws of Singapore for the purpose of settling the listing expenses and did not engage in any business activities.

On January 15, 2024, New Century Trading Holding Co., Ltd. entered into an agreement with New Century Marketing Pte. Ltd., an indirect wholly owned subsidiary of Golden Hill Capital Pte. Ltd., pursuant to which New Century Trading Holding Co., Ltd. acquired 26,422,999 shares, being 99.999996% of the issued and outstanding shares, of Newcentury Trading, our Operating Subsidiary in India, from New Century Marketing Pte. Ltd., for INR 264,229,990 ($3,177,893).

On February 21, 2024, HTL Capital Ltd. issued 9,999 Ordinary Shares to GHI Capital Limited. Subsequent to the issuance of shares, GHI Capital Limited owned 10,000 Ordinary Shares of HTL Capital Ltd.

On February 21, 2024, GHI Capital Limited entered into an agreement with Landmark Investment Pte. Ltd., pursuant to which Landmark Investment Pte. Ltd. acquired 1,000 shares, being 10% of the issued and outstanding shares, of HTL Capital Ltd., from GHI Capital Limited for $272,579.

On April 3, 2024, GHI Capital Limited entered into an agreement with Landmark Investment Pte. Ltd., pursuant to which Landmark Investment Pte. Ltd. acquired 100 shares, being 1% of the issued and outstanding shares, of HTL Capital Ltd., from GHI Capital Limited for $27,258.

On July 15, 2024, all of the shareholders of the Company, namely, GHI Capital Limited and Landmark Investment Pte. Ltd. (the “Shareholders”) approved a share subdivision pursuant to which each of the Company’s existing issued and unissued shares with no par value into 1,125 shares with no par value, and all the subdivided shares shall be ranked pari passu in all respects with each other as part of the Company’s reorganization (the “Share Subdivision”). Subsequent to the Share Subdivision, the authorized share capital of the Company became USD50,000 divided into 56,250,000 ordinary shares with no par value, and the Company had 11,250,000 Ordinary Shares issued and outstanding, of which 10,012,500 and 1,237,500 Ordinary Shares were held by GHI Capital Limited and Landmark Investment Pte. Ltd., respectively.

On July 15, 2024, HTL Capital Ltd. issued 1,875,000 Ordinary Shares to GHI Capital Limited. Subsequent to the issuance of shares, the Company is owned as to 11,887,500 and 1,237,500 Ordinary Shares by GHI Capital Limited and Landmark Investment Pte. Ltd., respectively.

On July 17, 2024, GHI Capital Limited entered into Sale and Purchase Agreements with each of Mr. Pay Heang Hock, Ms. Yeo Mu Nai, Niche Technology Holdings Pte. Ltd. and Mr. Low Poh Kok, respectively. Pursuant to the Sales and Purchase Agreements, GHI Capital Limited sold, and Mr. Pay Heang Hock, Ms. Yeo Mu Nai, Niche Technology Holdings Pte. Ltd. and Mr. Low Poh Kok acquired 4.88%, 4.88%, 4.15% and 0.38% equity interests in HTL Capital Ltd. at the consideration of US$155,100, US$155,100, US$132,050 and US$12,114, respectively. On the same date, GHI Capital Limited executed the instrument of transfers whereby GHI Capital Limited transferred 640,000, 640,000, 545,000 and 50,000 Ordinary Shares, to Mr. Pay Heang Hock, Ms. Yeo Mu Nai, Niche Technology Holdings Pte. Ltd. and Mr. Low Poh Kok, respectively. Subsequent to the transfers, HTL Capital Ltd. is owned as to 10,012,500, 1,237,500, 640,000, 640,000, 545,000 and 50,000 Ordinary Shares by GHI Capital Limited, Landmark Investment Pte. Ltd., Mr. Pay Heang Hock, Ms. Yeo Mu Nai, Niche Technology Holdings Pte. Ltd. and Mr. Low Poh Kok, respectively.

As of the date of this prospectus, 13,125,000 Ordinary Shares are issued and outstanding, of which 10,012,500, 1,237,500, 640,000, 640,000, 545,000 and 50,000 Ordinary Shares are held by GHI Capital Limited, Landmark Investment Pte. Ltd., Mr. Pay Heang Hock, Ms. Yeo Mu Nai, Niche Technology Holdings Pte. Ltd. and Mr. Low Poh Kok, respectively.

All Ordinary Share and per Ordinary Share amounts used elsewhere in this prospectus and the consolidated financial statement were been retroactively restated to reflect the transfer.

Prior to this Offering, our Company was [76.29]% owned by GHI Capital Limited and [9.43]% owned by Landmark Investment Pte. Ltd.

The following diagram illustrates our corporate structure prior to the Offering:

____________

(1)      Newcentury Trading (India) Private Limited is owned as to 26,422,999 shares by New Century Trading Holding Co., Ltd. and one share by a local Indian.

(2)      As of the date of this prospectus, there are four shareholders of record, each of whom individually owns less than 5% of the shares.

The following diagram illustrates our corporate structure immediately after the Offering:

____________

(1)      Newcentury Trading (India) Private Limited is owned as to 26,422,999 shares by New Century Trading Holding Co., Ltd. and one share by a local Indian.

(2)      As of the date of this prospectus, there are four shareholders of record, each of whom individually owns less than 5% of the shares.

REGULATIONS

Government Regulations in India

Our Operating Subsidiary is subject to a several laws and regulations in India, which include, without limitation shops and commercial establishments legislations of respective states in India, legislations relating to intellectual property, consumer protection, taxation, customer privacy, environmental matters, labor and employment matters. These regulations are often complex and subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies. See the section titled “Risk Factors — Adverse changes in government regulations may materially and adversely affect our operations and financial condition,” as any future changes in the regulatory requirements that we are unable to comply could have a material impact on our business.

Set forth below is a summary of the certain material laws and regulations that applies to our business operations in India.

Shops and commercial establishments legislations of respective states in India

The shops and commercial establishments legislations in India are promulgated by the respective states and its provisions may differ across different states. As at December 31, 2023, our Operating Subsidiary in India has four stores, operated either directly by our Operating Subsidiary in India or through our dealers in India. Accordingly, our Operating Subsidiary is required to comply with the respective shops and establishments legislations of the respective states for stores directly operated by our Operating Subsidiary. These legislations require the establishments to be registered with the relevant state authority, and ensure compliance with certain conditions such as maximum work hours and leave policy for employees, necessary lighting, and ventilation facilities to be provided in the establishment, and adherence to safety norms, among others. Furthermore, the shops and commercial establishments legislations provide monetary penalty and penal provisions for contravention of provisions, as well as procedures for appeal in relation to such violation of the provisions.

Plastic Waste (Management) Rules 2016

The Plastic Waste Management Rules 2016, amended via Plastic Waste Management (Amendment) Rules, 2024 (“Plastic Rules”), set out specific conditions for importers, and brand owners regarding the import, stocking, distribution, sale, and use of carry bags and plastic sheets.

Regulations in India in relation to imports

As per the provisions of the Foreign Trade (Development and Regulation) Act, 1992, as amended, the central government (through Director General of Foreign Trade) has the power to make provision for development and regulation of foreign trade by facilitating imports into, and augmenting exports from India.

Moreover, under the Foreign Trade Policy 2023, the Director General of Foreign Trade is empowered to impose prohibitions or restrictions on imports through a notification for reasons such as inter alia safeguard country’s external financial position and to ensure a level of reserves and for preventing sudden increases in imports from causing serious injury to domestic producers or to relieve producers who have suffered such injury.

Furthermore, anti-dumping duties may be imposed on imported goods in India under the Customs Tariff (Identification, Assessment and Collection of Anti-Dumping Duty on Dumped Articles and for Determination of Injury) Rules, 1995, as amended.

Government Regulations in Singapore

HTL Global Pte. Ltd. was incorporated on January 12, 2024 under the laws of Singapore for the purpose of settling the listing expenses and did not engage in any business activities during the years ended December 31 2023 and December 31 2022. Through the present date, we have not conducted any business or revenue-generating activities in Singapore. Therefore, the relevant laws and regulations in Singapore that the Company is principally subject to are limited. The following sets out a summary of certain inexhaustive but salient aspects of the prevailing laws which may be generally relevant to us because of our indirectly wholly-owned Singapore subsidiary, HTL Global Pte. Ltd., notwithstanding that we did not and have not conducted any business in Singapore.

Companies Act 1967 of Singapore (“Singapore Companies Act”)

In Singapore, companies are principally governed by the Singapore Companies Act. Statutory provisions governing companies under the Singapore Companies Act are supplemented by the common law.

As a general rule, any person may register a company upon payment of the prescribed fee and lodgement of the constitution of the proposed company, together with such other documents and information as the Singapore Companies Act may require from time to time. Under section 22(1) of the Singapore Companies Act, the corporate constitution must, amongst other matters, prescribe the name of the company and whether the liability of the members of the company is limited or unlimited. Once the constitution of the company is registered, a notice of incorporation will be issued stating that the company is, from the date specified in the notice, incorporated and the type of company it is, such as, for example, whether it is a company limited by shares or guarantee or an unlimited company and where applicable, that it is a private company, per section 19(4) of the Singapore Companies Act.

Section 19(5) of the Singapore Companies Act sets out the general effect of incorporation which is that the company is a body corporate with all such powers as flow from such an entity. The company may sue and be sued in its own name, it has perpetual succession in that it can survive indefinitely until it is wound up, it may hold land, and its members shall have such liability to contribute to its assets in the event of its winding up as is provided under the Singapore Companies Act.

Under Section 145 of the Singapore Companies Act, every company must have at least one (1) director who is locally resident in Singapore. This would refer to a Singapore citizen, Singapore permanent resident or “EntrePass” holder, who is of full legal capacity and is not disqualified from acting as a director of a company. A company director is responsible for managing the affairs of the company and establishing the company’s strategic direction. A company director is required under the Singapore Companies Act to ensure accurate and timely recordkeeping, prepare financial statements (if applicable) and comply with corporate filings and other disclosures. The director also has the legal duty to advance the interests of the company and to act honestly and in good faith in exercising the given powers.

A company under Singapore law is required to maintain its capital in the sense that it cannot return capital to its members. This general rule is intended to protect creditors. Creditors of a company are said to give credit to the company on faith that the capital of the company will be applied only for the purposes of the business and therefore have a right to insist that such capital be kept and not returned to the shareholders.

The following general principles apply:

(a)     a company may not purchase its own shares or those of its parent company (section 76(1A) (a) of the Singapore Companies Act);

(b)    a company may not lend money on the security of its own shares or those of its parent company (section 76(1A)(b) of the Singapore Companies Act);

(c)     a public company and/or the subsidiary of a public company may not, whether directly or indirectly, give financial assistance to a third party to purchase the company’s shares or those of its parent company (section 76(1) of the Singapore Companies Act);

(d)    a company cannot pay dividends except out of available profits (section 403 of the Singapore Companies Act);

(e)     a company cannot reduce its capital or otherwise return assets to its members, except to the extent the Companies Act permits this (section 78A of the Singapore Companies Act).

This does not mean that members of a company cannot obtain any return on their investment. Where a company makes profits in a particular year, the company may pay dividends to its shareholders out of the profits made. The rules relating to capital maintenance also does not mean that members of the company must contribute to the company when trading losses have occurred which have depleted the company´s capital. A member´s liability to the company is limited only to the amount he has agreed to contribute to the company when the shares are issued to him. The rules relating to capital maintenance simply mean that, absent profits, a company must not take any steps that in effect return capital to its shareholders.

In the case of ordinary shares, a member’s right generally includes: (i) the right to attend, speak and vote at general meetings; (ii) the right to receive annual financial statements, reports and other information about the company; (iii) to receive a dividend so declared by the company; (iv) to endure that the directors comply with the regulations in the constitution of the company; (v) to inspect minutes of general meetings of the company; (vi) to vote on major corporate matters such as alteration of the constitution; and (vii) to be entitled to a return of a share in the proceeds pursuant to the winding-up/ liquidation of the company.

Government Regulations in BVI

Incorporation of a BVI Business Company

A BVI business company may be incorporated as a company limited by shares under the BVI Business Companies Act. Application may be made to the Registrar of Corporate Affairs of the British Virgin Islands (“Registrar”) for the incorporation of a business company limited by shares by filing:

(a)     a memorandum complying with section 9 of the BVI Business Companies Act that is signed by the proposed registered agent, as incorporator;

(b)    articles that are signed by the proposed registered agent, as incorporator;

(c)     a document in the approved form signed by the proposed registered agent signifying his or her consent to act as registered agent; and

(d)    such other documents as may be prescribed by the BVI Business Companies Act.

An application for the incorporation of a company may be filed only by the proposed registered agent and the Registrar will not accept an application for the incorporation of a company filed by any other person.

Taxation

The Government of the BVI does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the companies who are not tax resident in the BVI. The BVI subsidiary of the Company (“BVI Subsidiary”) and all distributions, interest and other amounts paid by it to persons who are not tax resident in the BVI are exempt from the Income Tax Ordinance in the BVI, and they will not be subject to any estate or inheritance taxes in the BVI. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax resident in the BVI with respect to any shares, debt obligations or other securities of the BVI Subsidiary. Except to the extent that the BVI Subsidiary has any interest in real property in the BVI, all instruments relating to transactions in respect of its shares, debt obligations or other securities and all instruments relating to other transactions relating to its business are exempt from the payment of stamp duty in the BVI. There are currently no withholding taxes or exchange control regulations in the BVI applicable to the BVI Subsidiary. There is no income tax treaty or convention currently in effect between the U.S. and the BVI or between India and the BVI.

Dividend Distribution

Under the BVI Business Companies Act and subject to the memorandum and articles of the BVI Subsidiary, the directors of the BVI Subsidiary may, by resolution, authorise a distribution to members at such time and of such an amount, as they think fit if they are satisfied, on reasonable grounds, that the company will, immediately after the distribution, the value of its assets will exceed its liabilities and it will be able to pay its debts as they become due.

MANAGEMENT

Set forth below is information concerning our directors and executive officers as of the date of this prospectus:

Name	Age	Position(s)
Yong Tat PHUA	72	Chief Executive Officer and Director
Yong Pin PHUA	76	Chairman and Director
Kwang Yong CHEW	50	Chief Financial Officer
[*]	[*]	Independent Director* and Audit Committee Chairman*
[*]	[*]	Independent Director*
[*]	[*]	Independent Director*

____________

*        These individuals consent to serving in such positions upon the closing of this Offering.

The business address of each of the officers and directors is at 5/F, Sattva Galleria, BBMP Khata No. 277/278/316, Byatarayanapura, Virupakshapura, Ward No.277, Bengaluru, Karnataka 560092 India.

The following is a brief biography of each of our executive officers and directors:

Executive Officer

Chief Executive Officer

Yong Tat, PHUA is the chief executive officer and Director of the board of the Company, overseeing the general corporate strategy and brand promotion management and business expansion. Mr. Phua is one of the founders of the Company, and has committed to expanding and promoting the Company’s business for upholstered furniture. Mr. Phua has over 40 years of experience in the furniture industry. Mr. Phua co-founded HTL Group in the 1970s as a sofa maker in Singapore and has overseen HTL Group ever since. Since September 2020, Mr. Phua has been the chief executive officer of HTL Group. From April 2020 to June 2022, Mr. Phua was a consultant of HTL Group. From September 2016 to March 2020, Mr. Phua was the chief executive officer of HTL Group. Mr. Phua has been responsible for the business, product development, product design, marketing and sales of HTL Group. Mr. Phua is also the vice-chairman and a director of HomesToLife Ltd., a Cayman Islands holding company, the operating subsidiary of which principally engages in offering and selling customized furniture solutions in Singapore.

Chairman

Yong Pin, PHUA is the chairman and Director of the Company. Mr. Phua is responsible for our Group’s overall management, merger and acquisition and corporate/commercial transaction matters. Mr. Phua is one of the founders of the Company, and has committed to expanding and promoting the Company’s business for upholstered furniture. Mr. Phua has over 40 years of experience in the furniture industry. Mr. Phua co-founded HTL Group in the 1970s as a sofa maker in Singapore and has overseen the development of HTL Group ever since. Since September 2020, Mr. Phua has been the chairman of HTL Group. From April 2020 to September 2022, Mr. Phua was a consultant of HTL Group. From April 2010 to March 2020, Mr. Phua was the chairman of the HTL Group. Mr. Phua has been responsible for overseeing the PRC-based manufacturing and retail operations of HTL Group. Mr. Phua is also the chairman and a director of HomesToLife Ltd.

Chief Financial Officer

Kwang Yong, CHEW is the chief financial officer of the Company. Mr. Chew is responsible for our Group’s accounting and finance, treasury, transfer pricing, compliance and reporting requirements. Mr. Chew has over 27 years of experience in financial management and audit. He started his career in December 1996 at PriceWaterhouseCoopers, performing audit assurance services for a wide scope of industries. From November 2001 to April 2004, he was a senior cost accountant at GlaxoSmithKline Pte. Ltd., overseeing the finance department and maintaining full set accounts. In April 2004, Mr. Chew joined Zhonghui Holdings Ltd. (a former listed company on the Singapore Exchange Limited (SGX)) where he served as Chief Financial Officer prior to its listing up and until February 2006. Mr. Chew joined HTL Group in March 2006, serving in various positions including financial controller, chief operating officer, chief financial officer and chief executive officer of various subsidiaries of the HTL Group. Mr. Chew is also the chief financial officer of HomesToLife Ltd. He subsequently founded Robert Chew Consulting Pte. Ltd., a Singapore incorporated boutique advisory firm in September 2022, providing consultancy and advisory to corporates regionally. Mr. Chew was awarded a Diploma in Business from Temasek Polytechnic of Singapore in June 1994. In June 1997, he obtained a qualification from the Association of Chartered Accountants (ACCA).

Independent Directors:

[*]

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our BOD.

Family Relationships

Save as Mr. Yong Tat Phua being the brother of Mr. Yong Pin Phua, none of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K. Our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Appointment and Terms of Officers

Our officers are appointed by, and serve at the discretion of, our BOD.

Board of Directors

We expect our BOD will consist of [five] directors after completion of the Offering.

Terms of Directors

Pursuant to our Amended Memorandum and Articles, each director holds office for the term, if any, fixed by the resolution of the shareholders of the Company or resolution of directors appointing him or her, or until their resignation, death or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his or her earlier death, resignation or removal.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Duties of Directors

Under BVI law, our directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances, taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by the director. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to act in a manner that contravenes our Amended Memorandum and Articles or the BVI Business Companies Act. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our Amended Memorandum and Articles as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

The functions and powers of our BOD include, among others:

•        convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of officers; and

•        exercising the borrowing powers of our company and mortgaging the property of our company.

Interested Transactions

Interested director transactions are governed by the terms of a company’s memorandum and articles of association.

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he or she shall make with our company, or in which he or she is so interested and may vote on such motion.

Board Committees

We have established three committees under our BOD: an audit committee, a compensation committee and a nominating and corporate governance committee. We adopted a charter for each of the three committees. Copies of our committee charters will be posted on our corporate investor relations website at [*] prior to the completion of this Offering.

Each committee’s members will be appointed upon the completion of this Offering. Their functions are described below.

Audit Committee.    We expect that upon completion of this Offering, our audit committee will be comprised of [*], [*] and [*] with [*] serving as chair. Our BOD determined that [*] qualifies as an “audit committee financial expert” and has the accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of Rule 5605(c)(2)(A) of the Nasdaq Rules. We also determined that [*], [*] and [*] satisfy the “independence” requirements for purposes of serving on an audit committee under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Rules.

Our audit committee’s responsibilities include (i) appointing, approving the compensation of, and assessing the independence of, our independent registered public accounting firm, (ii) pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm, (iii) reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements, (iii) reviewing and discussing with management and our independent registered public accounting firm our annual and interim financial statements and related disclosures as well as critical accounting policies and practices used by us, (iv) coordinating the oversight and reviewing the adequacy of our internal control over financial reporting, (v) establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns, (vi) recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited CFS shall be included in our annual reports, and (vii) monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters.

Our BOD has written charter for the audit committee which the audit committee reviews and reassesses for adequacy on an annual basis. A copy of the audit committee’s current charter will be available at our corporate website prior to completion of this Offering.

Compensation Committee.    We expect that upon completion of this Offering, our compensation committee will be comprised of [*], [*] and [*], with [*] serving as chair. We have also determined that [*], [*] and [*] satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Rules. The compensation committee oversees the compensation of our chief executive officer and our other executive officers and reviews our overall compensation policies for employees generally. If so authorized by the BOD, our compensation committee may also serve as the granting and administrative committee under any option or other equity-based compensation plans which we may adopt. Our compensation committee does not delegate its authority to fix compensation; however, as to officers who report to our chief executive officer, our compensation committee consults with our chief executive officer, who may make recommendations to our compensation committee. Any recommendations by our chief executive officer must be accompanied by an analysis of the basis for the recommendations. Our compensation committee will also discuss compensation policies for employees who are not officers with our chief executive officer and other responsible officers. A copy of the compensation committee’s current charter will be available at our corporate website prior to completion of this Offering.

Nominating and Corporate Governance Committee.    We expect that upon completion of this Offering, our nominating and corporate governance committee will be comprised of [*], [*] and [*], with [*] serving as chair. We have also determined that [*], [*] and [*], satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Rules. The nominating and corporate governance committee is involved in evaluating the desirability of and recommending to our BOD any changes in the size and composition of our BOD, evaluation of and successor planning for our chief executive officer and other executive officers. The qualifications of any candidate for director will be subject to the same extensive general and specific criteria applicable to director candidates generally. A copy of the nominating and corporate governance committee’s current charter will be available at our corporate website prior to completion of this Offering.

Code of Business Conduct and Ethics

We adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. The Code of Business Conduct and Ethics will be available at our corporate website after the Offering at [*].

Limitation on Liability and Other Indemnification Matters

BVI law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors, except to the extent any provision providing indemnification may be held by the BVI courts to be contrary to public policy (e.g. for purporting to provide indemnification against civil fraud or the consequences of committing a crime).

Under our Amended Memorandum and Articles, we may indemnify, among other persons, our directors and officers from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in carrying out their respective offices or trusts, except such (if any) as they shall incur or sustain through their own fraud or dishonesty.

Employment Agreements with Named Executive Officers and Directors

We have entered into employment agreements with our Named Executive Officers (as defined herein). Our Named Executive Officers are entitled to a fixed salary and other company benefits, each as determined by our BOD from time to time.

Each Named Executive Officer agreed during and after the termination or expiry of their employment, not to reveal to any person or use any information, know-how and records, whether confidential or not, which may come to their knowledge during their employment, except as authorized or required by their duties. The restriction shall cease to apply to information or knowledge which may come into the public domain.

We do not currently have any non-employee directors, and our Named Executive Officers do not receive additional compensation for serving on our BOD. At the closing of this Offering, we will engage three non-employee directors, and expect to enter into agreements with such directors, pursuant to which we will pay them an annual cash retainer, reimburse them for out-of-pocket expenses incurred by them in connection with their services provided as members of our BOD, and may provide incentive grants to them in the form of Ordinary Shares, options or other securities exercisable or convertible into our Ordinary Shares.

EXECUTIVE COMPENSATION

Our compensation committee approves our salaries and benefit policies. It determines the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of the named officers will be measured by a series of performance criteria by the BOD, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our BOD has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The BOD will make an independent evaluation of appropriate compensation to key employees, with input from management. The BOD has oversight of executive compensation plans, policies and programs.

The following table sets forth certain information with respect to compensation for the year ended December 31, 2023 earned by or paid to our chief executive officer, Mr. Yong Tat Phua, our chairman, Mr. Yong Pin Phua, and the chief financial officer, Mr. Kwang Yong Chew (the “named executive officers”).

Name and principal position	Year/period	Fee earned or paid in cash	Base compensation and bonus	Share awards	Option awards	Non-equity incentive plan compensation	Change in pension value and non - qualified deferred	All other compensation	Total
		($)	($)	($)	($)	($)	($)	($)	($)
Mr. Yong Tat Phua Chief Executive Officer	Year ended December 31, 2023	—	—	—	—	—	—	—	—
Mr. Yong Pin Phua Chairman	Year ended December 31, 2023	—	—	—	—	—	—	—	—
Mr. Kwang Yong Chew Chief Financial Officer	Year ended December 31, 2023	—	—	—	—	—	—	—	—

Director Compensation — Non-Employee Directors

Our Named Executive Officers who serve as members of our BOD do not receive additional compensation for serving as members of our BOD.

For the year ended December 31, 2023, the Company did not have any non-employee directors. At the closing of this Offering, we will engage three non-employee directors. We expect to pay our non-employee directors an annual cash retainer subject to terms of agreements we expect to enter into with such directors. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of Ordinary Shares, options or other securities convertible into or exchangeable for, our Ordinary Shares.

RELATED PARTY TRANSACTIONS

Other than the compensation agreements and other arrangements described in the “Executive Compensation” section of this prospectus, the following represents our related party transactions since January 1, 2021.

Related parties balances

Other receivables — related parties

Name of Related Party	Relationship	Nature	As of 2023	As of 2022	As of 2021
			USD	USD	USD
New Century Sofa India Private Limited(1)	Under common members and directors	Current account	205	—	—
New Century Marketing Pte. Ltd.(2)	Intermediate holding company (Subsidiary of New Century India Holdings Limited (BVI))	Current account	173,392	—	—
HTL Marketing Pte. Ltd.(3)	Under common members and directors	Current account	1,299,866	—	—
Total			1,473,463	—	—

____________

*        As of the date of this prospectus, these receivables have been repaid by the related parties

Accounts payable — related parties

Name of Related Party	Relationship	Nature	As of 2023	As of 2022	As of 2021
			USD	USD	USD
HTL Furniture (China) Co., Ltd.(4)	Under common members and directors	Accounts payable	1,272,042	223,280	—
HTL Import/Export Trading (Kunshan) Co. Ltd.(5)	Under common members and directors	Accounts payable	2,215	91,371	—
New Century Sofa India Private Limited(1)	Under common members and directors	Accounts payable	450,976	7,116	—
HomeToLife Pte. Ltd.(6)	Under common members and directors	Accounts payable	218	—	—
Total			1,725,451	321,767	—

Contract liability — related parties

Name of Related Party	Relationship	Nature	As of 2023	As of 2022	As of 2021
			USD	USD	USD
New Century Sofa India Private Limited(1)	Under common members and directors	Contract liability	189,682	—	—

Other payable — related parties

Name of Related Party	Relationship	Nature	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
			USD	USD	USD
New Century Sofa India Private Limited(1)	Under common members and directors	Current account	265,272	17,430	—

Related Party Transactions

	For the years ended
	2023	2022	2021
Commission income
HTL Marketing Pte. Ltd.(3)	55,232	—	—
New Century Marketing Pte. Ltd.(2)	206,655
Total	261,887	—	—

Management fee income
HTL Marketing Pte. Ltd.(3)	1,055,372	—	—
	1,055,372	—	—

Purchases
HTL Furniture (China) Co., Ltd(4)	1,585,637	237,793	—
HTL Import/Export Trading (Kunshan) Co. Ltd.(5)	—	97,311	—
New Century Sofa India Private Limited(1)	2,711,835	6,386	—
HomeToLife Pte. Ltd.(6)	219	—	—
Total	4,297,691	341,490	—

Sales expense
HTL Import/Export Trading (Kunshan) Co. Ltd.(5)	2,232	—	—
	2,232	—	—

____________

Notes:

1.       New Century Sofa India Private Limited is an indirect subsidiary of Golden Hill Capital Pte. Ltd., the shareholder of GHI Capital Limited, our principal shareholder. See diagrams under “Business — Our Corporate History and Structure.” The directors of New Century Sofa India Private Limited include Mr. Yong Tat Phua, our Chief Executive Officer, and Mr. Yong Pin Phua, our Chairman. The Company mainly procured sofas from New Century Sofa India Private Limited.

2.       New Century Marketing Pte. Ltd. is an indirect subsidiary of Golden Hill Capital Pte. Ltd. The directors of New Century Marketing Pte. Ltd. include Mr. Yong Tat Phua and Mr. Yong Pin Phua. The Company acts as market agent to promote products and earns commission based on the sales amount and the commission rate for New Century Marketing Pte. Ltd. For further information, see “Notes to consolidated financial statements — Note 2 — Summary of significant accounting policies”.

3.       HTL Marketing Pte. Ltd. is an indirect subsidiary of Golden Hill Capital Pte. Ltd. The directors of HTL Marketing Pte. Ltd. include Mr. Yong Tat Phua and Mr. Yong Pin Phua. The Company acts as market agent to promote products and earns commission based on the sales amount and the commission rate and generate revenue from providing management and marketing service to HTL Marketing Pte. Ltd. For further information, see “Notes to consolidated financial statements — Note 2 — Summary of significant accounting policies”.

          Under the agreement between HTL Marketing Pte. Ltd. and our Operating Subsidiary, our Operating Subsidiary shall:

•        promote and market the designated products in India;

•        attend and resolve satisfactory and complaints concerning the designated products, after-sales enquiries or relevant matters in relation to the manufacture sale, use or development of the designated products;

•        obtain import clearances for products sold by the Operating Subsidiary; and

•        provide administration and customer support as may be required.

          In return for the service provided, our Operating Subsidiary shall be entitled to a commission of certain percentage of the selling price of the products, as agreed with HTL Marketing Pte. Ltd.

          The term of the agreement is two years from the execution date of the agreement, which shall commence on January 1, 2023 and end on December 31, 2024.

4.       HTL Furniture (China) Co., Ltd. is an indirect subsidiary of Golden Hill Capital Pte. Ltd. The legal representative of HTL Furniture (China) Co., Ltd. is Mr. Kwang Yong Chew, our Chief Financial Officer. The Company mainly procured sofas from HTL Furniture (China) Co., Ltd.

5.       HTL Import/Export Trading (Kunshan) Co. Ltd. is an indirect subsidiary of Golden Hill Capital Pte. Ltd. The Company mainly procured sofas and other furniture from HTL Import/Export Trading (Kunshan) Co. Ltd.

6.       HomeToLife Pte. Ltd. is an indirect subsidiary of Golden Hill Capital Pte. Ltd. The directors of HomeToLife Pte. Ltd. include Mr. Yong Tat Phua and Mr. Yong Pin Phua. The Company procured a limited amount of sofas and other furniture from HomeToLife Pte. Ltd.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of the date of the prospectus by:

•        Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;

•        Each of our director, director nominees and named executive officers; and

•        All directors and named executive officers as a group.

Our Company is authorized to issue 56,250,000 Ordinary Shares with no par value. The number and percentage of Ordinary Shares beneficially owned before the Offering are based on [*] Ordinary Shares issued and outstanding as of the date of this prospectus and [    ] Ordinary Shares post-Offering. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person.

None of our shareholders as of the date of this prospectus is a record holder in the U.S. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of this prospectus, we have one shareholder of record

	Ordinary Shares beneficially owned prior to this Offering		Ordinary Shares beneficially owned after this Offering
	Number	%	Number	%
Directors and Executive Officer:
Yong Tat PHUA Chief Executive Officer(1)	[10,012,500]	[76.29]
Yong Pin PHUA Chairman(1)	[10,012,500]	[76.29]
Kwang Yong Chew Chief Financial Officer(2)	[1,237,500]	[9.43]
[*] Independent Director Nominee	—	—
[*] Independent Director Nominee	—	—
[*] Independent Director Nominee	—	—
All directors and executive officers as a group	[11,250,000]	[85.72]

5% Beneficial Owners
GHI Capital Limited(1)	[10,012,500]	[76.29]
Landmark Investment Pte. Ltd(2)	[1,237,500]	[9.43]

____________

(1)      As of the date of this prospectus, GHI Capital Limited holds [10,012,500] Ordinary Shares of the Company. GHI Capital Limited is wholly owned by Golden Hill Capital Pte. Ltd., which is wholly held by Golden Hill Investments. Mr. Yong Pin PHUA and Mr. Yong Tat PHUA each held 50% of Golden Hill Investments.

(2)      As of the date of this prospectus, Landmark Investment Pte. Ltd holds [1,237,500] Ordinary Shares of the Company. Landmark Investment Pte. Ltd is wholly-owned by Mr. Kwang Yong Chew.

As of the date of this prospectus, we are authorized to issue 56,250,000 shares with no par value in a single class. Holders of Ordinary Shares are entitled to one vote per share. We will issue and register Ordinary Shares in this Offering.

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the U.S.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

History of Share Capital

We were incorporated in the BVI as a business company limited by shares on January 10, 2024 with the purpose to become the legal vehicle for our Operating Subsidiary to go public in the U.S.

Name of company	Place of incorporation	Attributable equity interest (%)	Issued and outstanding shares
HTL Capital Ltd.	BVI	100	N/A
New Century Trading Holding Co., Ltd.	BVI	100	1
Newcentury Trading (India) Private Limited	India	99.999996	26,422,999
HTL Global Pte. Ltd.	Singapore	100	1

HTL Capital Ltd., a business company limited by shares incorporated under the laws of the BVI on January 10, 2024, as a holding company of our business, which is primarily operated through our indirectly wholly-owned Operating Subsidiary, Newcentury Trading (India) Private Limited, incorporated in India, which we refer to as Newcentury Trading. New Century Trading Holding Co., Ltd. was incorporated on January 10, 2024 under the laws of the BVI, as an intermediate holding company. Our Operating Subsidiary, Newcentury Trading, was incorporated in 2021 and principally engaged in sale and distribution of upholstered furniture in India. HTL Global Pte. Ltd. was incorporated on January 12, 2024 under the laws of Singapore for the purpose of settling the listing expenses and did not engage in any business activities. On January 15, 2024, New Century Trading Holding Co., Ltd. entered into an agreement with New Century Marketing Pte. Ltd., an indirect wholly owned subsidiary of Golden Hill Capital Pte. Ltd., pursuant to which New Century Trading Holding Co., Ltd. acquired 26,422,999 shares, being 99.999996% of the issued and outstanding shares, of Newcentury Trading, our Operating Subsidiary in India, from New Century Marketing Pte. Ltd., for INR 264,229,990 ($3,177,893).

On February 21, 2024, HTL Capital Ltd. issued 9,999 Ordinary Shares to GHI Capital Limited. Subsequent to the issuance of shares, GHI Capital Limited owned 10,000 Ordinary Shares of HTL Capital Ltd.

On February 21, 2024, GHI Capital Limited entered into an agreement with Landmark Investment Pte. Ltd., pursuant to which Landmark Investment Pte. Ltd. acquired 1,000 shares, being 10% of the issued and outstanding shares, of HTL Capital Ltd., from GHI Capital Limited for $272,579.

On April 3, 2024, GHI Capital Limited entered into an agreement with Landmark Investment Pte. Ltd., pursuant to which Landmark Investment Pte. Ltd. acquired 100 shares, being 1% of the issued and outstanding shares, of HTL Capital Ltd., from GHI Capital Limited for $27,258.

On July 15, 2024, all of the shareholders of the Company, namely, GHI Capital Limited and Landmark Investment Pte. Ltd. (the “Shareholders”) approved a share subdivision pursuant to which each of the Company’s existing issued and unissued shares with no par value into 1,125 shares with no par value, and all the subdivided shares shall be ranked pari passu in all respects with each other as part of the Company’s reorganization (the “Share Subdivision”). Subsequent to the Share Subdivision, the authorized share capital of the Company became USD50,000 divided into 56,250,000 ordinary shares with no par value, and the Company had 11,250,000 Ordinary Shares issued and outstanding, of which 10,012,500 and 1,237,500 Ordinary Shares were held by GHI Capital Limited and Landmark Investment Pte. Ltd., respectively.

On July 15, 2024, HTL Capital Ltd. issued 1,875,000 Ordinary Shares to GHI Capital Limited. Subsequent to the issuance of shares, the Company is owned as to 11,887,500 and 1,237,500 Ordinary Shares by GHI Capital Limited and Landmark Investment Pte. Ltd., respectively.

On July 17, 2024, GHI Capital Limited entered into Sale and Purchase Agreements with each of Mr. Pay Heang Hock, Ms. Yeo Mu Nai, Niche Technology Holdings Pte. Ltd. and Mr. Low Poh Kok, respectively. Pursuant to the Sales and Purchase Agreements, GHI Capital Limited sold, and Mr. Pay Heang Hock, Ms. Yeo Mu Nai, Niche Technology Holdings Pte. Ltd. and Mr. Low Poh Kok acquired 4.88%, 4.88%, 4.15% and 0.38% equity interests in HTL Capital Ltd. at the consideration of US$155,100, US$155,100, US$132,050 and US$12,114, respectively. On the same date, GHI Capital Limited executed the instrument of transfers whereby GHI Capital Limited transferred 640,000, 640,000, 545,000 and 50,000 Ordinary Shares, to Mr. Pay Heang Hock, Ms. Yeo Mu Nai, Niche Technology Holdings Pte. Ltd. and Mr. Low Poh Kok, respectively. Subsequent to the transfers, HTL Capital Ltd. is owned as to 10,012,500, 1,237,500, 640,000, 640,000, 545,000 and 50,000 Ordinary Shares by GHI Capital Limited, Landmark Investment Pte. Ltd., Mr. Pay Heang Hock, Ms. Yeo Mu Nai, Niche Technology Holdings Pte. Ltd. and Mr. Low Poh Kok, respectively.

As of the date of this prospectus, 13,125,000 Ordinary Shares are issued and outstanding, of which 10,012,500, 1,237,500, 640,000, 640,000, 545,000 and 50,000 Ordinary Shares are held by GHI Capital Limited, Landmark Investment Pte. Ltd., Mr. Pay Heang Hock, Ms. Yeo Mu Nai, Niche Technology Holdings Pte. Ltd. and Mr. Low Poh Kok, respectively.

As of the date of this prospectus, none of our outstanding Ordinary Shares is held by record holders in the U.S.

We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our Company.

DESCRIPTION OF ORDINARY SHARES

The Company was incorporated as a BVI business company limited by shares under the BVI Business Companies Act on January 10, 2024. As of the date of this prospectus, we are authorized to issue a maximum of 56,250,000 Ordinary Shares with no par value. The following are summaries of the material provisions of our Amended Memorandum and Articles that will be in force at the time of the closing of this offering and the BVI Business Companies Act, insofar as they relate to the material terms of our Ordinary Shares. The forms of our Amended Memorandum and Articles are filed as exhibits to the registration statement of which this prospectus forms a part.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates evidencing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their Ordinary Shares. At the completion of this offering, there will be [*] Ordinary Shares issued and outstanding, assuming no exercise of their over-allotment option by the underwriters.

Listing

We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[*]” provided that we pay the balance of our entry fee and show that we will have 300 round-lot shareholders prior to our first day of trading. We cannot guarantee that we will be successful in listing the Ordinary Shares; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is [*], at [*].

Distributions

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our BOD subject to the BVI Business Companies Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Ordinary Share which such shareholder holds.

Qualification

There is currently no shareholding qualification for directors under our Amended Memorandum and Articles.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, date and place and, in the case of a special meeting of shareholders, the purpose or purposes thereof, at least seven days (or in the case of annual general meeting, twenty-one clear days) before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our BOD shall call a special meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our BOD may call a special meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the issued Ordinary Shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than 50% of the votes of the Ordinary Shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our BOD shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present then the shareholders present shall choose a shareholder to chair the meeting of shareholders. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

A corporation that is a shareholder shall be deemed for the purpose of our Amended Memorandum and Articles to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

The BVI Business Companies Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Business Companies Act or the company’s memorandum and articles of association. Under the BVI Business Companies Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the BOD. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new Ordinary Shares under either BVI law or our Amended Memorandum and Articles.

Transfer of Ordinary Shares

Subject to the restrictions in our Amended Memorandum and Articles, the lock-up agreements with the representative of the underwriters described in “Shares Eligible for Future Sale — Lock-Up Agreements” and applicable securities laws, any of our shareholders may transfer all or any of his or her Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our BOD may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Shares. If our BOD resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of the Ordinary Shares unless (a) the Ordinary Shares are not fully paid up or on which our Company has a lien; (b) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred exceeds four; or (c) such refusal or delay is deemed necessary or advisable in our view or that of our legal counsel in order to avoid violation of, or in order to ensure compliance with, any applicable, corporate, securities and other laws and regulations.

Liquidation

As permitted by BVI law and our Amended Memorandum and Articles, the Company may be voluntarily liquidated by a resolution of members or, if permitted under section 199(2) of the BVI Business Companies Act, by a resolution of directors if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by resolution of directors and resolution of shareholders.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our BOD may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least fourteen days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued shares have been fully paid in accordance with the terms of its issuance and subscription, the BOD shall not have the right to make calls on such fully paid shares and such fully paid shares shall not be subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the BVI Business Companies Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Amended Memorandum and Articles and subject to any applicable requirements imposed from time to time by, the BVI Business Companies Act, the SEC, the Nasdaq Capital Market, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

All or any of the special rights attached to any class of shares may, subject to the provisions of the BVI Business Companies Act, be amended only pursuant to a resolution passed at a meeting by the holders of not less than fifty percent of the issued shares in that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by a resolution of shareholders or resolution of our BOD:

•        amend our Amended Memorandum and Articles to increase or decrease the maximum number of shares we are authorized to issue;

•        subject to our Amended Memorandum and Articles, sub-divide our authorized and issued shares into a larger number of shares than our existing number of shares; and

•        subject to our Amended Memorandum and Articles, consolidate our authorized and issued shares into a smaller number of shares.

Untraceable shareholders

Our Amended Memorandum and Articles do not entitle us to sell the shares of a shareholder who is untraceable.

Inspection of books and records

Under BVI Law, holders of our Ordinary Shares are entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association (our charter) (as may be amended from time to time), (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members (shareholders), and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Amended Memorandum and Articles (our charter) on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our Amended Memorandum and Articles (our charter) authorizes our BOD to issue additional Ordinary Shares from authorized but unissued Ordinary Shares, to the extent available, from time to time as our BOD shall determine.

Differences in Corporate Law

The BVI Business Companies Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which are applicable to us and the companies incorporated in the state of Delaware and their shareholders.

Mergers and similar arrangements

Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Business Companies Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by our Company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

A shareholder may dissent from a mandatory redemption of his or her shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his or her shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days (from the date of notice) who gave written objection. These shareholders then have 20 days from the date of such notice to give to the company their written election in the form specified by the BVI Business Companies Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his or her shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his or her shares at a specified price per share that the company determines to be the FV of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the thirty-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the FV of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Under Delaware law each corporation’s BOD must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation.

Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the BOD of either corporation, notwithstanding approval of the agreement by the stockholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the BOD of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of BVI law. These are summarized below.

•        Prejudiced members:    A shareholder who considers the affairs of a company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Business Companies Act, inter alia, for an order that his or her shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Business Companies Act or our memorandum and articles of association be set aside. There is no similar provision under Delaware law.

•        Derivative actions:    Section 184C of the BVI Business Companies Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company. Under Delaware law, a stockholder is eligible to bring a derivative action if the holder held stock at the time of the challenged wrongdoing and continues from that time to hold stock throughout the course of the litigation.

This is the “continuous ownership” rule, which is a requirement for a stockholder to bring and maintain a derivative action. The law also requires the stockholder first to demand the BOD of the corporation to assert the claims or the stockholder must state in the derivative action particular reasons why making such a demand would be futile.

•        Just and equitable winding up:    In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down. Under Delaware law the court can use its equitable power of dissolution and appoint a receiver when fraud and gross mismanagement by corporate officers cause real imminent danger of great loss, and cannot be otherwise prevented.

Indemnification of directors and executive officers and limitation of liability

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our Amended Memorandum and Articles, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•        is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

•        is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Memorandum and Articles of Association

Some provisions of our Amended Memorandum and Articles may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable. However, under BVI law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and re-stated from time to time, as they believe in good faith to be in the best interests of our Company.

Directors’ fiduciary duties

Under BVI law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner that contravenes the BVI Business Companies Act or our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Shareholder action by written consent

BVI law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Our Amended Memorandum and Articles does permit shareholders to act by written consent. Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder proposals

BVI law and our Amended Memorandum and Articles allow our shareholders holding not less than 30% of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our Amended Memorandum and Articles do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the BOD and can be held anywhere in the world. Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the BOD or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cumulative voting

The BVI law does not expressly permit cumulative voting for directors, our Amended Memorandum and Articles do not provide for cumulative voting. Cumulative voting potentially facilitates the representation of minority shareholders on a BOD since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under our Amended Memorandum and Articles, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by written resolution passed by at least 75 percent of the vote of the shareholders entitled to vote or by a resolution of directors of our Company. Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with interested shareholders

The DGCL contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the BOD approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s BOD. BVI law has no comparable statute and our Amended Memorandum and Articles do not expressly provide for the same protection afforded by Delaware business combinations statute.

Dissolution; Winding Up

Under the BVI Business Companies Act and our Amended Memorandum and Articles, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors. Under the DGCL, unless the BOD approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the BOD may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Variation of rights of shares

Under the DGCL, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Amended Memorandum and Articles, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class.

Amendment of governing documents

As permitted by BVI law, our memorandum and articles of association (as amended and re-stated from time to time) may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI. Under the DGCL, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this Offering, we will have [    ] Ordinary Shares outstanding. All of the Ordinary Shares sold in this Offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or 10% shareholders. Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect prevailing market prices of our Ordinary Shares. Prior to this Offering, there has been no public market for our Ordinary Shares. We will apply to list the ordinary shares on the Nasdaq Capital Market, but we cannot assure you that a regular trading market will develop in the Ordinary Shares. In the absence of a regular trading market, the liquidity and value of the Ordinary Shares may decline. The lack of a market may indicate a lack of bona fide market interest in the security and may impact our continued listing.

Lock-Up Agreements

We, our directors, executive officers, and all existing shareholders who own 5% or more of our issued and outstanding Ordinary Shares prior to this Offering will agree with the Underwriter not to, without the prior consent of the Underwriter, for no less than six months following the date of this prospectus, sell, transfer, or otherwise dispose of any of our Ordinary Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares.

Rule 144

All of our Ordinary Shares outstanding prior to this Offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the U.S. only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•        1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately shares immediately after this Offering; or

•        the average weekly trading volume of the Ordinary Shares on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

Material Indian Tax Consequences

The following is a general discussion of material Indian tax consequences of ownership and disposition of our registered ordinary shares for investors who are not residents in India as per the (Indian) Income Tax Act, 1961, as amended, or the IT Act. This discussion is based on the provisions of the IT Act as are in force as of the date of this prospectus and interpretations thereof as pronounced in judicial precedents and is subject to change.

Also, as mentioned above, the Indian tax consequences summarized below are from the perspective of investors who are non-residents in India per the provisions of IT Act. Investors who qualify as residents in India shall remain liable for Indian taxes in respect of their global income.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL INDIAN TAX CONSEQUENCES IN RELATION TO THE OWNERSHIP AND DISPOSAL OF OUR ORDINARY SHARES. FURTHER, THE DISCUSSION BELOW PROVIDES A SUMMARY OF THE TAX CONSEQUENCES UNDER THE IT ACT, AND INVESTORS MAY BE ENTITLED TO A MORE BENEFICIAL TAX TREATMENT UNDER TAX TREATIES THAT INDIA MAY HAVE ENTERED INTO WITH COUNTRIES OF RESIDENCE OF INDIVIDUAL INVESTORS.

WHILST IT IS BELIEVED THAT THE DISCUSSION BELOW REPRESENTS A REASONABLE INTERPRETATION OF THE RELEVANT PROVISIONS OF THE IT ACT, THERE CAN BE NO ASSURANCE (ESPECIALLY IN VIEW OF FACTS SPECIFIC TO A PARTICULAR INVESTOR) THAT THE REVENUE AUTHORITIES MAY AGREE WITH SUCH INTERPRETATIONS.

INVESTORS SHOULD THEREFORE CONSULT THEIR OWN TAX ADVISORS ON THE INDIAN TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSAL OF OUR ORDINARY SHARES UNDER INDIAN LAW, INCLUDING SPECIFICALLY CONSIDERING THE PROVISIONS OF TAX TREATY BETWEEN INDIA AND THEIR COUNTRY OF RESIDENCE.

Subscription to Ordinary Shares

There should be no Indian income-tax consequence at the time of subscription to our Ordinary Shares under this Offering.

Investors May be Subject to Indian Taxes on Income Arising Through the Sale of Our Ordinary Shares

Amendments introduced in 2012 to the IT Act, provided that income arising directly or indirectly through the sale of a capital asset being any share or interest in a company incorporated outside of India, will be subject to tax in India if such share or interest directly or indirectly derives its value substantially from assets located in India, irrespective of whether the seller of such shares has a residence, place of business, business connection, or any other presence in India (see Explanation 5 to section 9(1)(i) of the IT Act). Through amendments introduced in 2015, it has been provided that a share or an interest in an entity is said to derive its value substantially from assets located in India when the following two conditions are satisfied: (i) the value of the assets located in India owned directly or indirectly by an entity whose shares or interest are transferred exceeds INR 100 million, and (ii) the value of assets located in India is at least 50% of the value of all assets owned by the entity whose shares or interest are the subject matter of transfer (see Explanation 6 to section 9(1)(i) of the IT Act). The value of the assets is computed on a fair value basis as per a specific method prescribed under the Income Tax Rules, 1962 (Rule 11UB). In case taxability is triggered under the aforesaid provisions, capital gains proportionate to the fair value of the Indian assets contributing in the value of the foreign entity whose shares are transferred are regarded as taxable in India. The manner of computing capital gains in such a scenario has been prescribed in the Income Tax Rules, 1962 (Rule 11UC).

Hence, investors may be subject to Indian taxes on the income arising from the transfer of our Ordinary Shares subject to the provisions of respective tax treaties that India has entered into with their country of residence. The income shall be taxable as capital gains, which shall be computed as per the provisions of the IT Act.

However, the IT Act also contains an exemption with respect to alienation of shares by a transferor-investor, whose voting rights or share capital, either individually or along with its Associated Enterprises (as defined in the IT Act) at any time during the 12-month period preceding the date of sale does not exceed five percent of the total voting rights or share capital in the Company, provided such transferor-investor is not vested with rights of management or control in any other form.

Provisions Relating to Long Term Capital Gains and Short Term Capital Gains

Gains arising from transfer of capital asset are charged to tax under the heading “capital gains.” A capital asset may either be a short-term or long-term capital asset, depending on the period of its holding.

Gains arising from a short-term capital asset are charged to tax as short-term capital gains and gains arising from long-term capital asset are charged to tax as long-term capital gains.

Short-term capital gains:

Shares which are not listed on a recognized stock exchange in India are regarded as short-term capital assets, if such shares are held for not more than twenty-four months immediately preceding the date of transfer (see section 2(42A) of the IT Act). Gains arising from the transfer of a short-term capital asset are taxed as short-term capital gains.

The short-term capital gains are taxable at applicable slab rates as prescribed for the financial year (plus surcharge and cess) subject to the applicable tax treaty benefit.

Long-term capital gains:

Shares which are not listed on a recognized stock exchange in India are regarded as long-term capital assets, if such shares are held for more than twenty-four months immediately preceding the date of transfer. Gains arising from the transfer of a long-term capital asset are taxed as long-term capital gains.

The rate of tax for long-term capital gains as per section 112 of the IT Act is 10% (plus applicable surcharge and cess) subject to the applicable tax treaty benefit.

Carry Forward and Set Off of Capital Loss

The losses arising from a transfer of a capital asset in India can only be set off against capital gains and not against any other income in accordance with the IT Act.

A long-term capital loss may be set off only against a long-term capital gain. A short-term capital loss may be set off against a short-term capital gain or long-term capital gain (see section 74 of the IT Act).

To the extent that the losses are not absorbed in the year of transfer, they may be carried forward for a period of eight years immediately succeeding the year for which the loss was first computed and may be set off against the capital gains assessable for such subsequent years (see section 74 of the IT Act).

In order to get the benefit of set-off of the capital losses in this manner, the non-resident investor must file appropriate and timely tax returns in India and undergo the usual assessment procedures.

Withholding Tax Obligation on the Purchaser of Our Securities

As per section 195 of the IT Act, every person making any payment to a non-resident, which is chargeable to tax in India is required to deduct tax at the appropriate rates at the time of payment or at the time of credit, whichever is earlier. Therefore, a payer would be required to deduct tax on payments at the rates in force in India or as per the applicable tax treaty if the said sum is chargeable to tax in India.

Accordingly, any person responsible for making payment on purchase of our Ordinary Shares from an existing non-resident investor shall be liable to withhold taxes at source if the transferor is liable for Indian taxes on account of the transfer. It is pertinent to note that the payer has an obligation to withhold taxes when the capital gains arising on transfer of our Ordinary Shares is chargeable to tax in India. Further, in case benefit of a tax treaty is taken into account by the non-resident transferor, then the Indian law prescribes documentation which the payer should maintain while withholding (or not withholding) taxes.

Dividend Income

India follows a classical system to tax dividend income distributed by an Indian company, where dividend income is taxed in the hands of shareholders. Dividend income in the hands of non-resident shareholder/(s) is taxable at the rate of 20% on a gross basis (plus applicable surcharge and cess), under the IT Act. The tax rate may be reduced if the non-resident shareholder is entitled to any reduced tax rate under the tax treaty or convention between India and country of residence of non-resident shareholder. Indian company will withhold appropriate tax on the dividend income distributed or paid to the non-resident shareholder either at the rate of 20% or reduced/beneficial rate available, if any, under a tax treaty. Currently, India does not have any tax treaty with BVI.

BVI Taxation

The disclosure relating to tax consequences under BVI law is the opinion of Ogier, our counsel as to BVI law.

The Government of the BVI does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its shareholders who are not tax resident in the BVI. The Company and all distributions, interest and other amounts paid by the Company to persons who are not tax resident in the BVI are exempt from the Income Tax Ordinance in the BVI, and they will not be subject to any estate or inheritance taxes in the BVI. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax resident in the BVI with respect to any shares, debt obligations or other securities of the Company. Except to the extent that we have any interest in real property in the BVI, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the BVI. There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its shareholders. There is no income tax treaty or convention currently in effect between the U.S. and the BVI or between India and the BVI.

Certain Material U.S. Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that purchase our Ordinary Shares pursuant to this Offering and hold such Ordinary Shares as capital assets as defined under the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the Code, the Treasury regulations issued pursuant to the Code (the “Treasury Regulations”), and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the Internal Revenue Service (“IRS”), would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks or other financial institutions, insurance companies, tax-exempt organizations, retirement plans, partnerships, regulated investment companies, dealers in stock, securities or currencies, brokers, real estate investment trusts, certain former citizens or residents of the U.S., persons who acquire securities as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or constructively 10.0% or more of our company’s shares, persons that are resident in or hold securities in connection with a permanent establishment outside the U.S. or persons that generally mark their securities to market for U.S. federal income tax purposes).

This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this summary, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any State thereof, or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust, (a) if a court within the U.S. is able to exercise primary supervision over its administration and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all of its substantial decisions, or (b) if a valid election is in effect for the trust to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Ordinary Shares, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax adviser regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of our Ordinary Shares.

Prospective investors should consult their tax advisers as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of our Ordinary Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends

Subject to the PFIC discussion below, a U.S. Holder will be required to include in gross income the gross amount of any distribution paid on the Ordinary Shares (including any amount of taxes withheld by our company) out of our company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of our company’s current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Ordinary Shares and thereafter as a gain from the sale of the Ordinary Shares, but only if our company calculates our earnings and profits in accordance with U.S. federal income tax principles. As our company does not at this time intend to make such calculations, a U.S. Holder should expect to treat the entire amount of any distribution received as a dividend.

In case of a U.S. Holder that is a corporation, dividends paid on the Ordinary Shares will be subject to regular corporate rates and will generally not be eligible for the “dividends received” deduction available to corporate shareholders.

With respect to U.S. Holders who are an individual, trust or estate, dividends may be taxed at the lower capital gains rate applicable to qualified dividend income provided we are a “qualified foreign corporation” (and certain holding period requirements and other conditions are met). A non-U.S. corporation generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which includes an exchange of information program; or, (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the U.S., and in both instances the non-U.S. corporation is not a PFIC and was not a PFIC during its preceding taxable year. The U.S. does not have a tax treaty with the BVI. Our Ordinary Shares are considered to be readily tradable on an established securities market in the U.S. if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends on our Ordinary Shares will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

In addition to United States federal income taxation, U.S. Holders may be subject to state and local taxes upon their receipt of dividends.

Taxation of Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the PFIC discussion below, a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other taxable disposition of Ordinary Shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the Ordinary Shares exceeds one year. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. The gain or loss will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on the disposition of Ordinary Shares, including the availability of the foreign tax credit under an investor’s own particular circumstances.

Receipt of Foreign Currency

A U.S. Holder that receives non-U.S. currency on a disposition of Ordinary Shares will realize an amount equal to the U.S. dollar value of the foreign currency received on the date of disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date) whether or not converted into U.S. dollars at that time. Very generally, the U.S. Holder will recognize currency gain or loss if the U.S. dollar value of the currency received on the settlement date differs from the amount realized with respect to the Ordinary Shares. Any currency gain or loss on the settlement date or on any subsequent disposition of the foreign currency generally will be U.S. source ordinary income or loss.

Additional Tax on Net Investment Income

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of Ordinary Shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisers regarding the applicability of this tax to its income and gains in respect of Ordinary Shares.

Passive Foreign Investment Company Consequences

In general, a non-U.S. corporation will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although we do not believe we were a PFIC for the year ending December 31, 2023, our determination is based on an interpretation of complex provisions of the law, which are not addressed in a significant number of administrative pronouncements or rulings by the Internal Revenue Service, or IRS. Accordingly, there can be no assurance that our conclusions regarding our status as a PFIC for the 2023 taxable year will not be challenged by the IRS and, if challenged, upheld in appropriate proceedings. In addition, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis.

If we are or become a PFIC during any year in which a U.S. Holder owns our Ordinary Shares, there are three separate tax regimes that could apply to such U.S. Holder under the PFIC rules, which are (i) the excess distribution regime (which is the default regime), (ii) the mark-to-market regime, and (iii) the qualified electing fund (“QEF”) regime. A U.S. Holder who holds (actually or constructively) stock in a foreign corporation during any year in which such corporation is a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. Holder will depend upon which of these regimes applies to such U.S. Holder.

Excess Distribution Regime.    If a U.S. Holder does not make a mark-to-market election, as described below, or a QEF election, such U.S. Holder will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition of our Ordinary Shares, and (ii) any “excess distribution” such U.S. Holder receives in respect of our Ordinary Shares (generally, any distributions in excess of 125% of the average of the annual distributions on the Ordinary Shares during the preceding three years or its holding period, whichever is shorter). Generally, under this excess distribution regime:

•        the gain or excess distribution will be allocated rateably over the period during which the U.S. Holder held our Ordinary Shares;

•        the amount allocated to the current taxable year will be treated as ordinary income; and

•        the amount allocated to prior tax years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of a U.S. Holder’s Ordinary Shares cannot be treated as capital gains, even if it holds the shares as capital assets. Further, no portion of any distribution on our Ordinary Shares will be treated as qualified dividend income (discussed below).

Mark-to-Market Regime.    Alternatively, a U.S. Holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the SEC or on the national market system established under Section 11A of the Exchange Act; or (ii) they are “regularly traded” on a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and certain other conditions are met. Our Ordinary Shares will be marketable stock for this purpose so long as they remain listed on the Nasdaq Capital Market and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter (or on 1/6 of the days remaining in the quarter in which the offering of our Ordinary Shares occurs, and on at least 15 days during each remaining quarter of the calendar year). Pursuant to such an election, U.S. Holders would include in each tax year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the tax year. U.S. Holders may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. Holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of our Ordinary Shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election). A mark-to-market election only applies for the tax year in which the election was made, and for each subsequent taxable year, unless the PFIC shares ceased to be marketable or the IRS consents to the revocation of the election.

A mark-to-market election will not apply to our Ordinary Shares for any taxable year during which we are not a PFIC, but it will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for our Ordinary Shares. We advise U.S. holders to consult their own tax advisor to determine whether the mark-to-market tax election is available to them and the consequences resulting from such election.

QEF regime.    The tax consequences that would apply if we are or become a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. At this time, we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election. Consequently, prospective investors should assume that a QEF election will not be available.

If we were classified as a PFIC in any year with respect to which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder holds our Ordinary Shares (unless a purging election is made), regardless of whether we continue to meet the tests described above for treatment as a PFIC in such succeeding years. Under one form of purging election, a “deemed sale” election, a U.S. Holder may be able to elect to be treated as having disposed of our Ordinary Shares at their fair market value as of the last day of the last tax year in which we are classified as a PFIC, triggering gain that would be subject to tax under the excess distribution regime discussed above but terminating treatment of our Ordinary Shares as stock of a PFIC with respect to such U.S. Holder. As a result of the purging election, the U.S. Holder would have a new basis and holding period in our Ordinary Shares for purposes of the PFIC rules. U.S. Holders should discuss the potential availability of a deemed sale election and other purging elections with their own tax advisors.

If we are a PFIC, a U.S. Holder of Ordinary Shares will be required to file an annual report on IRS Form 8621 containing such information with respect to its interest in a PFIC as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s tax years being open to audit by the IRS until such forms are properly filed.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Ordinary Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of shares of a PFIC.

Foreign Financial Asset Reporting

Citizens or individual residents of the U.S. holding “specified foreign financial assets” (which generally include shares and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain U.S. dollar thresholds are required to report information relating to such assets, which could include Ordinary Shares, by filing a completed Internal Revenue Service (“IRS”) Form 8938 (Statement of Specified Foreign Financial Assets) with their tax returns. Significant penalties may apply for the failure to satisfy this reporting obligation. U.S. Holders are urged to consult their tax advisers regarding the foregoing reporting obligation with regard to their ownership of Ordinary Shares.

Information Reporting and Backup Withholding

Distributions with respect to Ordinary Shares and proceeds from the sale, exchange, or other taxable disposition of Ordinary Shares may be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and properly establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the BVI as a company limited by shares in order to enjoy the following benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the BVI. These disadvantages include:

•        the BVI has a less exhaustive body of securities laws than the U.S. and these securities laws provide significantly less protection to investors; and

•        BVI companies may not have standing to sue before the federal courts of the U.S.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the U.S., among us, our officers, directors and shareholders, be arbitrated.

We appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the U.S.

We were advised by Ogier, our counsel to the laws of the BVI that the U.S. and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the U.S. in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the U.S. based on civil liability, whether or not predicated solely upon the U.S. federal securities laws would not be enforceable in the BVI. We were also advised by Ogier that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the BVI under the common law doctrine of obligation. Furthermore, it is uncertain that BVI courts would: (1) recognize or enforce judgments of U.S. courts obtained in actions against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.; or (2) entertain original actions brought in the BVI against us or other persons predicated upon the securities laws of the U.S. or any state in the U.S.

India

Our Operating Subsidiary is a private limited liability company incorporated in India. There is uncertainty as to whether the courts of the India would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in India against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S. Moreover, it is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it views the judgment inconsistent to the public policy of India or if the judgments are in breach of or contrary to Indian law, where applicable.

In addition to and irrespective of jurisdictional issues, Indian courts will not enforce a provision of the U.S. federal securities laws that is penal in nature or contrary to public policy. If an action is based on a public or penal law meant to enforce a sanction on behalf of the state in its sovereign capacity, Indian courts are unlikely to entertain it. Specific remedies provided by U.S. laws, including those under U.S. federal securities laws, are not applicable under Indian law and cannot be enforced in Indian courts if they are deemed contrary to Indian public policy. Any award of punitive damages in a U.S. court judgment based on U.S. federal securities laws is likely to be seen by Indian courts as penal in nature and therefore unenforceable in India. Additionally, no claim can be brought in India against us, our directors and officers, or the named experts, for a violation of U.S. federal securities laws because these laws do not apply extraterritorially under Indian law and do not have force of law in India.

India is not a party to any multilateral international treaty in relation to the automatic recognition or enforcement of foreign judgments.

Section 44A of the Code of Civil Procedure, 1908, as amended (the “Civil Procedure Code”), provides that where a foreign judgment has been rendered by a superior court in any country or territory outside of India which the Government of India has by notification declared to be a reciprocating territory, such foreign judgment may be enforced in India by proceedings in execution as if the judgment had been rendered by an appropriate court in India. However, the enforceability of such judgments is subject to the exceptions set forth in Section 13 of the Civil Procedure Code. This section, which is the statutory basis for the recognition of foreign judgments, states that a foreign judgment is conclusive as to any matter directly adjudicated upon except:

•        where the judgment has not been pronounced by a court of competent jurisdiction;

•        where the judgment has not been given on the merits of the case;

•        where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable;

•        where the proceedings in which the judgment was obtained were opposed to natural justice;

•        where the judgment has been obtained by fraud; or

•        where the judgment sustains a claim founded on a breach of any law in force in India.

Section 44A of the Civil Procedure Code is applicable only to decrees or judgments under which a sum of money is payable not being in the nature of amounts payable in respect of taxes or other charges of a similar nature or in respect of fines or other penalties. Additionally, Section 44A of the Civil Procedure Code does not apply to arbitration awards (even if such an award is enforceable as a decree or judgement). Therefore, a final judgment for the payment of money rendered by any court in a non-reciprocating territory for civil liability, whether or not predicated solely upon the general laws of the non-reciprocating territory, would not be enforceable in India.

If a judgment of a foreign court is not enforceable under Section 44A of the Civil Procedure Code as described above, it may be enforced in India only by a suit filed upon the judgment, subject to Section 13 of the Civil Procedure Code, and not by proceedings in execution. The U.S. has not been declared by the Government of India to be a reciprocating territory for the purposes of Section 44A of the Civil Procedure Code. Accordingly, a judgment of a court in the U.S. may not enforced in India through proceedings in execution, however a judgment of a court in the U.S. may be enforced in India only by filing a fresh suit before the relevant court in India on the basis of: (i) the foreign judgment, or (ii) the original cause of action, or (iii) both (i) and (ii).

A suit to enforce a foreign judgment must be brought in India within three years from the date of the foreign judgment in the same manner as any other suit filed to enforce a civil liability in India. The Company cannot predict whether a suit brought in an Indian court will be disposed of in a timely manner or be subject to untimely delay.

Furthermore, any judgment or award denominated in a foreign currency would be converted into Indian Rupees on the date of such judgment or award and not on the date of payment which could also increase risks relating to foreign exchange. A party seeking to enforce a foreign judgment in India is required to obtain prior approval from the Reserve Bank of India to repatriate any amount recovered pursuant to execution of such judgment and such amount may be subject to income tax in accordance with applicable law.

Our director, Mr. Yong Tat Phua and Mr. Yong Pin Phua are nationals of Singapore, and all our independent directors, [*], [*] and [*], who shall serve in such position upon the closing of this Offering, are nationals or residents of [*] and all or a substantial portion of their assets are located outside the U.S., and substantially all of our assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon these persons, or to enforce against them, or us, any judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. As discussed above any judgments rendered by a court in the U.S. may not be enforceable in India.

Singapore

We have been advised by Icon Law LLC, our counsel as to Singapore law, that it is possible that the Singapore courts may not (i) recognize and enforce judgments of courts in the United States, based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States; or (ii) enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment in the federal or state courts of the United States under which a fixed or ascertainable sum of money is payable may be enforced as a debt in the Singapore courts under the common law as long as it is established that the Singapore courts have jurisdiction over the judgment debtor. Additionally, the court where the judgment was obtained must have had international jurisdiction over the party sought to be bound in the local proceedings. However, the Singapore courts are unlikely to enforce a foreign judgment if (i) the foreign judgment is inconsistent with a prior local judgment that is binding; (ii) the enforcement of the foreign judgment would contravene the public policy of Singapore; (iii) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (iv) the foreign judgment was obtained by fraud; or (v) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law.

In particular, the Singapore courts may potentially not allow the enforcement of any foreign judgment for a sum payable in respect of taxes, fines, penalties or other similar charges, including the judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States. In respect of civil liability provisions of the United States federal and state securities law which permit punitive damages against us and our Directors or Executive Officers, we are unaware of any decision by the Singapore courts which has considered the specific issue of whether a judgment of a United States court based on such civil liability provisions of the securities laws of the United States or any state or territory of the United States is enforceable in Singapore.

UNDERWRITING

In connection with this Offering, we will enter into an underwriting agreement with EF Hutton LLC, as the representative (the “Representative”) of the underwriters named therein in this Offering. The Representative may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this Offering. The underwriters agreed severally to purchase from us, and we have agreed to sell to them, the number of Ordinary Shares set forth opposite to its name below, at the Offering price less the underwriting discounts set forth on the cover page of this prospectus:

Name of Underwriter(s)	Number of Ordinary Shares
EF Hutton LLC

Total

The underwriters are committed to purchase all the Ordinary Shares offered by this prospectus if they purchase any Ordinary Shares. The underwriters are offering the Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We granted to the underwriters an option to purchase from us up to an additional [    ] Ordinary Shares, or 15% of the Ordinary Shares sold in the offering, solely to cover over-allotments, if any, at the initial public offering price listed on the cover page less the underwriting discounts. The underwriters may exercise this option any time during the 45-day period after the closing date of this Offering, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, the underwriters will become obligated, subject to certain conditions, to purchase the shares for which they exercise the option.

Discounts and Expense Reimbursement

We will pay the underwriters a discount of eight percent (8.0%) of the public offering price on each of the Ordinary Shares being offered. The underwriters propose initially to offer the Ordinary Shares to the public at the Offering price set forth on the cover page of this prospectus and to dealers at those prices less the aforesaid fee (“underwriting discount”) set forth on the cover page of this prospectus. If all of the Ordinary Shares offered by us are not sold at the Offering price, the underwriters may change the Offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the per share and total IPO price, underwriting discounts, proceeds before expenses to us:

	Per Ordinary Share		Total without exercise of over-allotment option		Total with full exercise of over-allotment option
Initial Public Offering price	$	[ ]	$	[ ]	[ ]
Underwriting discounts ([8.0]%)	$	[*]	$	[*]	[*]
Proceeds, before expenses, to us	$	[*]	$	[*]	[*]

We agreed to reimburse the Representative for out-of-pocket accountable expenses, including (i) all filing fees and expenses relating to the registration of the securities with the Commission; (ii) all fees and expenses relating to the listing of the Ordinary Shares on a national exchange, if applicable; (iii) all fees, expenses and disbursements relating to the registration or qualification of the securities under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of the Company’s “blue sky” counsel, which will be the Representative’s counsel) unless such filings are not required in connection with the Company’s proposed listing on a national exchange, if applicable; (iv) all fees, expenses and disbursements relating to the registration, qualification or exemption of the securities under the securities laws of such foreign jurisdictions as the Representative may reasonably designate; (v) the costs of all mailing and printing of the offering documents; (vi) transfer and/or stamp taxes, if any, payable upon the transfer of securities from the Company to the Representative; (vii) the fees and expenses of the Company’s accountants; (viii) all filing fees and communication expenses associated with the review of the Offering by FINRA; (ix) up to $30,000 of the Representative’s actual accountable road show expenses and due diligence expenses for the Offering; (x) the $29,500 cost associated with the Representative’s use of Ipreo’s book building, prospectus tracking and compliance software for the offering; (xi) the costs associated with bound volumes of the Offering materials as well as commemorative mementos and lucite tombstones in an aggregate amount not to exceed $5,000; (xii) the fees for the Representative’s legal counsels, such total legal fees not to exceed $250,000; and (xiii) all fees, expenses, and disbursements relating to background checks of the Company’s directors and officers not to exceed $10,000 in the aggregate.

We paid an expense deposit of US$75,000 to the Representative, after the execution of the letter of intent between us and the Representative for the Representative’s anticipated out-of-pocket expenses; any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We also agreed to pay to the Representative non-accountable expenses equal to 1.0% of the gross proceeds raised in the Offering. Any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses payable by us in connection with the Offering, other than the underwriting fees and commissions, will be approximately $[*], including Representative’s accountable expense.

Representative’s Warrants

In addition, we agreed to issue warrants (the “Representative’s Warrants”) to the underwriters, to purchase a number of Ordinary Shares 5% of the total number of Ordinary Shares sold in this offering. The underwriters will not receive any Representative’s Warrants for the Ordinary Shares sold pursuant to the over-allotment option. The Representative’s Warrants shall have an exercise price 100% of the offering price of the Ordinary Shares sold in this offering. The Representative’s Warrants will be exercisable starting six months from the commencement of sale of this offering and will terminate on the fifth anniversary of the commencement of sales of this offering in compliance with FINRA Rule 5110(g)(8)(A). The Representative’s Warrants can be exercised in whole or in part. The Representative’s Warrants and the underlying shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the Representative’s Warrants nor any of our shares issued upon exercise of the Representative’s Warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the effectiveness of the registration statement of which this prospectus forms a part. In addition, although the Representative’s Warrants and the underlying Ordinary Shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the Representative’s Warrants will provide for registration rights in certain cases. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the Representative’s Warrants. In compliance with FINRA Rule 5110(g)(8), the unlimited piggyback registration right provided will not be greater than seven years from rom the commencement of sales of the public offering, and the one demand registration right will not be greater than seven years from rom the commencement of sales of the public offering. We agreed to maintain an effective registration statement on Form F-1 (or Form F-3, if we are eligible to use such form) until such date that is the earlier of the date when all of the ordinary shares underlying the Representative’s Warrants have been publicly sold by holder of such warrants or such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such ordinary shares underlying the Representative’s Warrants without registration.

We will bear all fees and expenses attendant to registering the Ordinary Shares issuable upon exercise of the Representative’s Warrants. The exercise price and number of Ordinary Shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation.

Right of First Refusal

Until twelve (12) months from the date the Offering is completed, the Representative shall have a right of first refusal to act as the sole investment banker, sole book-runner, and/or sole placement agent, at the Representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings, during such twelve (12) month period, of the Company, or any successor to or any current or future subsidiary of the

Company, on terms and conditions customary to the Representative for such transactions. The Representative shall have the sole right to determine whether any other broker dealer shall have the right to participate in the transaction and the economic terms of such participation. The Company shall not retain, engage or solicit any additional investment banker, book-runner, financial advisor, underwriter and/or placement agent in a transaction without the express written consent of the Representative. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the date of commencement of sales of the public offering or the termination date of the engagement between us and the underwriters.

Tail Fee

We also agreed to pay the Representative, subject to certain exceptions, a cash fee of [eight] percent ([8.0]%) of the gross proceeds received by the Company from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced by the Representative to the Company during the period from the date the representative was engaged until the final closing of this offering (the “Engagement Period”), in connection with any public or private financing or capital raise (each a “Tail Financing”), and such Tail Financing is consummated at any time during the Engagement Period or within the twelve (12) month period following the expiration or termination of the Engagement Period (the “Tail Period”), provided that such Tail Financing is by a party actually introduced to the Company in an offering in which the Company has direct knowledge of such party’s participation. The right to receive a fee in connection with the Tail Financing shall be subject to FINRA Rule 5110(g), and the Company shall have a right of termination for cause, which includes that the Company may terminate the Representative’s engagement upon the Representative’s material failure to provide the underwriting services required by the underwriting agreement. The Company’s exercise of the right of termination for cause will eliminate any obligations with respect to the payment of any termination fee or provision of any tail financing fee, including the tail financing set forth above.

Lock-Up Agreements

We agreed that, subject to certain exceptions set forth in the underwriting agreement/lock-up agreements, we will not, without the prior written consent of the Representative, from the date of execution of the underwriting agreement and continuing for six (6) months from the closing of the offering, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or any such other securities.

Each of our officers, directors, and all existing shareholders who own 5% or more of the issued and outstanding Ordinary Shares after the Offering agree not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares for up to six (6) months from the closing of the offering, without the prior written consent of the Representative.

The Representative may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Representative will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Application for Nasdaq Listing

We intend to apply to have our Ordinary Shares approved for listing/quotation on the Nasdaq Capital Market under the symbol “[*].” We will not consummate and close this Offering without a listing approval letter from the Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of Ordinary Shares in this Offering sufficient to satisfy applicable listing criteria, our Ordinary Shares will in fact be listed.

If the application is approved, trading of our Ordinary Shares on the Nasdaq Capital Market will begin within five days following the closing of this Offering. If our Ordinary Shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•        Stabilizing transactions permit the underwriters to make bids or purchases for the purpose of pegging, fixing or maintaining the price of the ordinary shares, so long as stabilizing bids do not exceed a specified maximum.

•        Over-allotment involves sales by the underwriters of the ordinary shares in excess of the number of ordinary shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ordinary shares over-allotted by the underwriters is not greater than the number of ordinary shares that they may purchase in the over-allotment option. In a naked short position, the number of ordinary shares involved is greater than the number of ordinary shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ordinary shares in the open market.

•        Syndicate covering transactions involve purchases of ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ordinary shares to close out the short position, the underwriters will consider, among other things, the price of our ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the over-allotment option. If the underwriters sell more ordinary shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•        Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•        In passive market making, market makers in the ordinary shares who are the underwriters or prospective underwriter may, subject to limitations, make bids for or purchases of our ordinary shares until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the ordinary shares or preventing or retarding a decline in the market price of ordinary shares. As a result, the price of ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq or otherwise, and, if commenced, may be discontinued at any time.

Determination of Offering Price

Prior to this Offering, there has been no public market for our ordinary shares. The public offering price of the shares we are offering was determined by us in consultation with the underwriters based on discussions with potential investors in light of the history and prospects of our Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the Offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be delivered to potential investors by the underwriters. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this Prospectus forms a part.

Indemnification

We agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and the Exchange Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. The underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, directors, officers and employees may at any time purchase, sell or hold a broad array of investments, and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own accounts and for the accounts of their customers. Such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments. In addition, the underwriters and their respective affiliates may at any time hold, or recommend to clients that they should acquire, long and short positions in such assets, securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the U.S.) that would permit a public offering of the ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ordinary shares, where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Notice to Prospective Investors in India

This prospectus has not been and will not be registered as a prospectus with any registrar of companies in India. This prospectus has not been and will not be reviewed or approved by any statutory or regulatory authority in India, including the Securities and Exchange Board of India, Reserve Bank of India, any registrar of companies in India or any stock exchange in India. This prospectus and this offering of Ordinary Shares are not and should not be construed as an invitation, offer or sale of any securities to the public in India. Other than in compliance with the private placement exemptions under applicable laws and regulations in India, including the Companies Act, 2013, as amended, our Ordinary Shares have not been, and will not be, offered or sold to the public or any member of the public in India. This prospectus is strictly personal to the recipient and neither this prospectus nor the offering of our Ordinary Shares is calculated to result, directly or indirectly, in our Ordinary Shares becoming available for subscription or purchase by persons other than those receiving the invitation or offer. Each investor is deemed to have acknowledged, represented and agreed that it is eligible to invest in us and our Ordinary Shares under applicable laws, rules and regulations in India, without the requirement to obtain any prior approval, and that it is not prohibited or prevented under any law, rule or regulation in India from acquiring, owning or selling our Ordinary Shares.

Notice to Prospective Investors in Australia

This prospectus:

•        does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•        has not been, and will not be, lodged with the Australian Securities and Investments Commission, or the ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•        does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•        may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The ordinary shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ordinary shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ordinary shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ordinary shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of ordinary shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ordinary shares you undertake to us that you will not, for a period of 12 months from the date of issue of the ordinary shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Canada

Resale restrictions.    The distribution of the ordinary shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the ordinary shares are made. Any resale of the ordinary shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian purchasers.    By purchasing ordinary shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•        the purchaser is entitled under applicable provincial securities laws to purchase the ordinary shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 — Prospectus Exemptions;

•        the purchaser is a “permitted client” as defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations;

•        where required by law, the purchaser is purchasing as principal and not as agent; and

•        the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest.    Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 — Underwriting Conflicts from having to provide certain conflict of interest disclosure in this prospectus.

Statutory rights of action.    Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of legal rights.    All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and eligibility for investment.    Canadian purchasers of ordinary shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ordinary shares in their particular circumstances and about the eligibility of the ordinary shares for investment by the purchaser under relevant Canadian legislation.

Notice to Prospective Investors in Dubai International Financial Centre, or the DIFC

This prospectus relates to an Exempt Offer of the Dubai Financial Services Authority, or the DFSA, in accordance with the Markets Rules 2012 of the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area (each, a Relevant State), no ordinary shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ordinary shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•        to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•        to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•        in any other circumstances falling within Article 1(4) of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the ordinary shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ordinary shares has been or will be:

•        released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•        used in connection with any offer for subscription or sale of the ordinary shares to the public in France.

Such offers, sales and distributions will be made in France only:

•        to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the FrenchCode monétaire et financier;

•        to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•        in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ordinary shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The ordinary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

Notice to Prospective Investors in Japan

The ordinary shares will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ordinary shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ordinary shares.

Notice to Prospective Investors in People’s Republic of China

This prospectus may not be circulated or distributed in the People’s Republic of China, or the PRC, and the ordinary shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan.

Notice to Prospective Investors in Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Notice to Prospective Investors in Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus in Singapore with the Monetary Authority of Singapore. Accordingly, this prospectus and any other documents or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, or (ii) to a relevant person pursuant to Section 275(1), or to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Notice to Prospective Investors in Switzerland

The ordinary shares will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ordinary shares.

Notice to Prospective Investors in Taiwan

The ordinary shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ordinary shares in Taiwan.

Notice to Prospective Investors in United Arab Emirates

The ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Notice to Prospective Investors in United Kingdom

This prospectus is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i)-(iii) together being referred to as “relevant persons”). The ordinary shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the ordinary shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[*]
Nasdaq Capital Market Listing Fee	$	[*]
FINRA	$	[*]
Legal Fees and Expenses	$	[*]
Accounting Fees and Expenses	$	[*]
Printing and Engraving Expenses	$	[*]
Directors & Officers Insurance Expenses	$	[*]
Miscellaneous Expenses	$	[*]
Total Expenses	$	[*]

These expenses and underwriting fees and commissions will be borne by us.

LEGAL MATTERS

The validity of the Ordinary Shares offered in this offering and certain legal matters as to BVI law will be passed upon for us by Ogier. Nauth LPC is counsel to our Company regarding U.S. securities law matters. Altro LLP is counsel to our Company regarding U.S. tax matters. Sichenzia Ross Ference Carmel LLP is counsel to the underwriters. Certain legal matters as to Indian law will be passed upon for us by IndusLaw. Nauth LPC may rely upon IndusLaw with respect to matters governed by Indian law. Certain legal matters as to Singaporean law will be passed upon for us by Icon Law LLC. Nauth LPC may rely upon Icon Law LLC with respect to matters governed by Singaporean law.

EXPERTS

The CFS for the years ended December 31, 2023 and 2022, as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of Wei, Wei & Co., LLP, an independent registered public accounting firm, given on their authority as experts in accounting and auditing. The office of Wei, Wei & Co., LLP is located at 133-10 39th Avenue, Flushing, NY 11354.

The section in this prospectus entitled “Industry” is based in part upon, and summaries elsewhere in this prospectus attributed to upholstered furniture industry are based upon, information either compiled or produced by CRI and are included in reliance upon the authority of that firm as an expert, although CRI has not independently verified the material provided to it by the outside sources referenced in that section. This information has been included with the consent of CRI and CRI has authorized that portions of the prospectus be attributed to it. The office of CRI is located at A606, No. 1500, Longwu Road, Xuhui, Shanghai, PRC.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the Ordinary Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Ordinary Shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents. We currently do not file periodic reports with the SEC. Upon the closing of our initial public offering, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

HTL CAPITAL LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
HTL Capital Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of HTL Capital Ltd. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting. but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2023.

Flushing, New York
June 6, 2024

HTL CAPITAL LTD.
Consolidated Balance Sheets

	December 31
	2023	2022
	USD	USD
ASSETS
Current assets
Cash and cash equivalents	1,149,607	128,658
Fixed deposit in bank	25,403	24,166
Accounts receivable, net	508,451	—
Inventories, net	1,194,506	356,094
Prepayments, other receivables and other assets	72,556	264,993
Other receivables — related parties	1,473,463	—
Total current assets	4,423,986	773,911

Property and equipment, net	1,024,212	786,613
Right of use assets	2,048,449	1,817,488
Other non-current assets	439,025	285,407
Total non-current assets	3,511,686	2,889,508
Total assets	7,935,672	3,663,419

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	31,400	—
Accounts payable — related parties	1,725,451	321,768
Other payable	120,515	229,652
Other payable — related parties	265,272	17,430
Contract liabilities	746,973	510
Contract liabilities — related parties	189,682	—
Lease liabilities-current portion	810,527	334,660
Total current liabilities	3,889,820	904,020

Lease liabilities-non-current portion	1,485,913	1,604,295
Total liabilities	5,375,733	2,508,315
Shareholders’ equity:
Ordinary shares	1	1
Additional paid-in capital	3,177,893	1,800,728
Accumulated deficit	(658,861)	(683,721)
Accumulated other comprehensive income	40,906	38,096
Total shareholders’ equity	2,559,939	1,155,104
Total liabilities and shareholders’ equity	7,935,672	3,663,419

The accompanying notes are an integral part of these consolidated financial statements.

HTL CAPITAL LTD.
Consolidated Statements of Operations and Comprehensive Income

	For the Years Ended December 31,
	2023	2022
	USD	USD
Revenues
Sales of sofa	5,786,596	3,987

Cost of revenues (including purchases from related parties of USD4,297,691 and 341,490 for the years ended December 31, 2023 and 2022 respectively)	(4,911,136)	(1,794)
Gross profit	875,460	2,193

Operating expenses:
Selling and marketing (including sales expenses from related party of USD2,232 and USD Nil for the years ended December 31, 2023 and 2022 respectively)	(1,095,610)	(379,712)
General and administrative	(961,716)	(268,283)
Total operating expenses	(2,057,326)	(647,995)
Operating income/(loss)	(1,181,866)	(645,802)

Other (expenses) income
Finance income	1,510	—
Finance expense	(105,867)	(39,806)
Other (expense) income, net (including other income from related parties of USD1,317,259 and USD Nil for the years ended December 31, 2023 and 2022 respectively)	1,311,083	1,887
Total other expense, net	1,206,726	(37,919)

Income/(Loss) before income tax	24,860	(683,721)

Income tax expense	—	—
Net income/(loss)	24,860	(683,721)

Other comprehensive income:
Foreign currency translation adjustments	2,810	38,096
Comprehensive Income (expense)	27,670	(645,625)
Earning (loss) per share – basic and diluted	27,670	(645,625)
Weighted average number of Ordinary Shares	1	1

The accompanying notes are an integral part of these consolidated financial statements.

HTL CAPITAL LTD.
Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary Shares*		Additional Paid-in Capital	(Accumulated deficit)		Accumulated Other Comprehensive Income	Total Shareholders’ Equity
	Number of Shares	Amount		Restricted	Unrestricted
		USD	USD	USD	USD	USD	USD
Balances at December 31, 2021	1	1	146,360	—	—	—	146,361
Foreign currency translation	—	—	—	—	—	38,096	38,096
Net loss	—	—	—	—	(683,721)	—	(683,721)
Capital contribution	—	—	1,654,368	—	—	—	1,654,368
Balances at December 31, 2022	1	1	1,800,728	—	(683,721)	38,096	1,155,104
Foreign currency translation	—	—	—	—	—	2,810	2,810
Net income	—	—	—	—	24,860	—	24,860
Capital contribution	—	—	1,377,165	—	—	—	1,377,165
Balances at December 31, 2023	1	1	3,177,893	—	(658,861)	40,906	2,559,939

The accompanying notes are an integral part of these consolidated financial statements.

HTL CAPITAL LTD.
Consolidated Statements of Cash flows

	For the Years Ended December 31,
	2023	2022
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	24,860	(683,721)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	196,698	25,018
Amortization of right of use assets	553,579	149,991
Interest expenses on lease liabilities	105,867	38,950
Change in operating assets and liabilities
Accounts receivable	(508,451)	—
Inventories	(838,412)	(356,094)
Prepayments, other receivables and other assets	39,498	(404,039)
Accounts payable	1,435,083	321,768
Contract liabilities	936,145	510
Accrued liabilities and other current liabilities	(109,816)	229,652
Other receivables — related parties	(1,473,463)	—
Other payable — related parties	247,842	17,430
Right-of-use assets and operating lease liabilities	(527,460)	(56,947)
Fixed deposit	(1,237)	(24,166)
Net cash provided by (used in) operating activities	80,733	(741,648)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(453,726)	(810,238)
Proceeds from disposal of equipment	17,247	—
Net cash used in investing activities	(436,479)	(810,238)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution	1,377,165	1,654,368
Net cash provided by financing activities	1,377,165	1,654,368

EFFECT OF EXCHANGE RATE CHANGES	(470)	26,176
NET CHANGE IN CASH AND RESTRICTED CASH	1,020,949	128,658
CASH AND RESTRICTED CASH IN BANK, beginning of year	128,658	—
CASH AND RESTRICTED CASH IN BANK, end of year	1,149,607	128,658

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	—	—
Cash paid for interest	289	190

The accompanying notes are an integral part of these consolidated financial statements.

HTL CAPITAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

Note 1 — Nature of business and organization

HTL Capital Ltd. (“HTL” or the “Company”) was established under the laws of the British Virgin Islands on January 10, 2024 as a holding company. The Company, through its subsidiaries, are principally engaged in trading leather sofas in India. Its corporate philosophy is to help homeowners to create living spaces that reflect their individuality. The Company hope to promise of fair prices, great value, reliable quality and on-time delivery of leather sofas.

The accompanying consolidated financial statements (“CFS”) reflect the activities of HTL and each of the following entities:

Name	Background	Ownership
New Century Trading Holding Co., Ltd. (“NCTH”)	• A British Virgin Islands company • Incorporated on January 10, 2024 • Investment holding company	100% owned by HTL
NewCentury Trading (India) Private Limited (“NCTI”)	• An Indian company • Incorporated on June 16, 2021 • Trading of leather sofas	100% owned by HTL
HTL Global Pte. Ltd. (“HGP”)	• A Singapore company • Incorporated on January 12, 2024 • Inactive	100% owned by HTL

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying CFS were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The CFS include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries were eliminated in consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the BOD, or to cast a majority of votes at the meeting of directors.

Use of estimates and assumptions

The preparation of CFS in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the CFS and the reported amounts of revenues and expenses during the periods presented. Significant estimates required to be made by management include, but are not limited to, revenue recognition, useful lives of long-lived assets, valuation assumptions in performing asset impairment tests of long-lived assets, allowance for doubtful accounts, reserve for excess and obsolete inventory, and valuation of deferred taxes and deferred tax assets. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency translation and transactions

The functional currencies of the Company are the local currency of the County in which the subsidiaries operate. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the

HTL CAPITAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

Note 2 — Summary of significant accounting policies (cont.)

reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

Since the Company operates primarily in India, the Company’s functional currency is the Indian Rupee (“INR”). The Company’s CFS were translated into the reporting currency of U.S. Dollars (“US$”). No representation is made that the INR amounts could have been, or could be, converted into US$ at the rates used in the translation.

The following table outlines the currency exchange rates that were used in creating the CFS in this report:

	December 31, 2023		December 31, 2022
Balance sheet items, except for equity accounts	US$	1=INR83.1463	US$	1=INR82.7609
Items in the statements of income and cash flows	US$	1=INR82.5287	US$	1=INR78.1494

Segment reporting

The Company follows ASC 280, “Segment Reporting.” The Company’s Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business in India as a single segment. As the Company’s long-lived assets are substantially all located in India and substantially all the Company’s revenue is derived from within India, no geographical segments are presented.

Cash and restricted cash, current

Cash and cash equivalents include cash in banks and time deposits placed with banks or other financial institutions, which have original maturities of three months or less at the date of purchase and are readily convertible to known amounts of cash.

Accounts receivable, net

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses and do not bear interest. Customers who owed accounts receivables, are granted credit terms based on their credit metrics. The Company adopted ASU No.2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”) on its accounts receivable, starting from the incorporation date, and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance is classified as “general and administrative” in these consolidated statements of income and comprehensive income. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers, and other factors that may affect the Company’s ability to collect from customers. Based on the historical collection experience, there was no bad debt and all accounts receivable could be collected. Management would also review its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has

HTL CAPITAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

Note 2 — Summary of significant accounting policies (cont.)

determined that the likelihood of collection is not probable. Under this accounting guidance, the Company measures credit losses on its accounts receivable using the current expected credit loss model under ASC 326. As of December 31, 2023 and 2022, no allowance for the doubtful accounts were recorded.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost of inventories are determined using the weighted average method. Management reviews inventories for obsolescence and cost in excess of net realizable value periodically when appropriate and records a reserve against the inventory when the carrying value exceeds net realizable value. As of December 31, 2023 and 2022, the Company recorded no reserve for excess and obsolete inventory.

Prepayments, other receivables and other assets

Prepayments, other receivables and other assets primarily include prepayment to vendors, Goods and Services Tax (“GST”) recoverable, and other deposits. Management regularly reviews the aging of such balances and changes in payment and realization trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2023 and 2022, no allowance for the doubtful accounts were recorded.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortisation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Useful Life
Factory tools & Equipment	15 years
Office equipment, fixtures and furniture	3 – 10 years
Motor vehicle	10 years
Leasehold improvement	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income (loss). Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Leases

The Company accounted leases under the new lease accounting — ASC 842. The Company determines if an arrangement is or contains a lease at inception. Operating leases with lease terms of more than 12 months are included in operating lease assets, accrued and other current liabilities, and long-term operating lease liabilities on its consolidated balance sheet. Operating lease assets represent its right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments over the lease term. Operating lease assets and liabilities are recognized based on the present value of the remaining lease payments discounted using its incremental borrowing rate. Lease expense is recognized on a straight-line basis over the lease term.

ASC 842-20 defines a short-term lease as a lease whose lease term, at commencement, is 12 months or less and that does not include a purchase option whose exercise is reasonably certain. ASC 842 permits a lessee, as an accounting policy election, not to recognize on its balance sheet assets and liabilities related to short-term leases. This accounting policy, if elected, would be applied by underlying asset class and would result in a lessee’s recognition of its lease payments on a straight-line basis over the lease term in a manner similar to how operating leases were accounted for under ASC 840.

HTL CAPITAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

Note 2 — Summary of significant accounting policies (cont.)

Impairment for long-lived assets

Long-lived assets, including property and equipment and right of use asset with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2023 and 2022, the Company incurred Nil impairment of long-lived assets including property and equipment and right of use asset.

Fair value measurement

The accounting standard regarding fair value (“FV”) of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define FV, establish a three-level valuation hierarchy for disclosures of FV measurement and enhance disclosure requirements for FV measures. The three levels are defined as follow:

•        Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•        Level 3 inputs to the valuation methodology are unobservable and significant to the FV.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at FV or cost, which approximate FV because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Revenue recognition

The Company recognizes its revenue under Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). Revenue is recognized when control of the promised leather sofas is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the products. Revenue is recorded, net of sales related taxes and surcharges.

The Company applies five-step model to recognize revenue from customer contracts. The five-step model requires that the Company to (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company has three revenue streams, which are the sales of leather sofa, the management fee income and the commission income.

Sales of sofa

The Company generates revenue from selling and delivering leather sofa products to independent retail customers or franchised distributors. The Company recognizes the furniture revenue when control of the product is passed to the customer, which is the point in time that the customers are able to direct the use of and obtain substantially all

HTL CAPITAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

Note 2 — Summary of significant accounting policies (cont.)

of the economic benefit of the goods or services. The transfer of control typically occurs at a point in time based on consideration of when the customer has an obligation to pay for the goods, and physical possession of, legal title to, and the risks and rewards of ownership of the goods has been transferred, and the customer has accepted the goods. Revenue is recognized net of estimates of variable consideration, including product returns, customer discounts and allowance.

In addition, the Company elected to account for shipping and handling as fulfilment activities, and not as separate performance obligations, as the Company is responsible to provide and deliver the goods ordered to customer’s designated address. The shipping and handling expense is included in the cost of revenue.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets.

Management fee income

The Company generates revenue from providing the management and marketing services to HTL Marketing Pte. Ltd., which is a related party. This service covers the period from January 1, 2023 to December 31, 2023, and it mainly includes advertising and promotion service for the products and maintenance of website used for the sale of products. According to the service contract, the Company charges HTL Marketing Pte. Ltd. based on the Company’s manpower incurred in the HTL Marketing Pte. Ltd.’s promotion activities and the utilization of the Company’s retail shop and exhibition halls on a monthly basis, the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs, and the Company has an enforceable right to collect the payment from the customer for performance completed to date. The Company shall recognize revenue over time by measuring the progress of completion of that performance obligation.

Commission income

The Company acts as market agent to promote products and earns commission based on the sales amount and the commission rate. The commission rate varies from 6% to 8% for different brands of sofa. The Company recognizes the commission revenue at the point in time that the Company’s customer has the enforceable right to collect the payment from the end customer and the end customers are able to direct the use of the goods. The transfer of control of the service typically occurs at a point in time based on consideration of when the customer has an obligation to pay for the service. The Company acts as agent and the revenue would be recognized in net basis.

Contract balances

Contract assets relate to the Company’s conditional right to consideration for completed performance obligations under the contract. Accounts receivable are recorded when the right to consideration becomes unconditional. The Group does not have contract assets for the years presented.

In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that its contracts generally do not include a significant financing component.

Contract liabilities represent considerations received from customers in advance of satisfying the Company’s performance obligations under the contract. These amounts are expected to be earned within 12 months and are classified as current liabilities.

Warranty

The Company generally provides limited warranties for its product sold. The warranty policy varies for different sofa brand. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at time of delivery and these warranties are not service warranties separately sold by

HTL CAPITAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

Note 2 — Summary of significant accounting policies (cont.)

the Company. Generally, the estimated claim rates of warranty are based on actual warranty experience or the Company’s best estimate. The Company accrued no warranty reserves under accrued liabilities and other current liabilities as of December 31, 2023 and 2022, as the Company did not pay for warranty service based on the historical experience.

Cost of revenues

Costs of revenues consists of the purchase cost of the leather sofas, the delivery and shipping cost, and other direct cost.

Advertising costs

Advertising costs was USD165,436 and USD45 for the years ended December 31, 2023 and 2022, respectively. Advertising costs are expensed as incurred and included in selling and marketing expenses.

Goods and services taxes (“GST”)

Revenue is the invoiced value of service, net of GST. The GST are based on gross sales price, the GST rate is generally 18% in India. Entities that are GST general taxpayers are allowed to offset qualified input GST paid to suppliers against their output GST liabilities. Net GST balance between input GST and output GST is recorded in tax recoverable or tax payable.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the CFS. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest for income taxes was incurred during the years ended December 31, 2023 and 2022.

Comprehensive income

Comprehensive income consists of two components, net income (loss) and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g. convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2023 and 2022, there were no dilutive shares.

HTL CAPITAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

Note 2 — Summary of significant accounting policies (cont.)

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including Central Provident Fund and Employee’s Provident Fund, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan. Total expenses for the plans were USD44,530 and USD3,891 for the years ended December 31, 2023 and 2022, respectively.

Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities on an annual basis to disclose (1) specific categories in the tax rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied on a prospective basis, though retrospective application is permitted. The Company is currently evaluating whether the adoption of ASU 2023-09 will have a material impact on our CFS.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and certain other segment items on an interim and annual basis if they are regularly provided to the chief operating decision maker (“CODM”). This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company expects that the adoption of ASU 2023-07 will not have a material impact on our CFS.

HTL CAPITAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

Note 2 — Summary of significant accounting policies (cont.)

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s CFS.

Concentrations of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivables, other receivables included in prepaid expenses and other current assets. As of December 31, 2023 and 2022, USD1,173,441 and USD152,824, respectively, were deposited with major financial institutions in India. Management believes these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Indian banks are believed to be secure, due to the state policy on protecting depositors’ interests.

Significant customers

For the purpose of assessing the concentration of credit risk with respect to accounts receivable and significant customers, the Company treats a group of customers under common control or customers that are affiliates of each other as a single customer. For the year ended December 31, 2023, one customer accounted for 17.10% of the Company’s total revenue. For the year ended December 31, 2022, two customers accounted for 72.49% and 27.51% of the Company’s total revenue, respectively. The Company started its business in 2022 and there were only two customers in the year ended December 31, 2022. As of December 31, 2023, the Company had two customers that accounted for 28.8% and 19.5% of net accounts receivable, respectively.

	2023	2022
Total revenue
Customer A	17.1%	*
Customer B	*	74.49%
Customer C	*	27.51%
	2023	2022
Accounts receivables, net
Customer A	28.8%	—
Customer D	19.5%	—

____________

*        The percentage was below 10% for the period.

Significant suppliers

For the year ended December 31, 2023, two suppliers accounted for 58.9% and 34.4% of the Company’s total purchases, respectively. No supplier accounted for more than 10% of the Company’s accounts payable as of December 31, 2023. For the year ended December 31, 2022, two suppliers accounted for 77.2% and 20.7% of the Company’s total purchases, respectively. Two suppliers accounted for 69.4% and 28.4% of the Company’s accounts payable as of December 31, 2022, respectively.

	2023	2022
Total purchases
Supplier A	58.9%	*
Supplier B	34.4%	77.2%
Supplier C	—	20.7%

HTL CAPITAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

Note 2 — Summary of significant accounting policies (cont.)

	2023	2022
Accounts payables, net
Supplier A	25.7%	*
Supplier B	72.6%	69.4%
Supplier C	*	28.4%

____________

*        The percentage was below 10% for the period.

Note 3 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31, 2023	December 31, 2022
	USD	USD
Accounts receivable	508,451	—
Less: allowance for doubtful accounts	—	—
Accounts receivable, net	508,451	—

The allowance for doubtful accounts is estimated according to historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. The aging of accounts receivable as of December 31, 2023 was all within three months, and the Company collected all the accounts receivables historically. Therefore, the management did not accrue an allowance for doubtful accounts as of December 31, 2023.

Note 4 — Inventories, net

Inventories are stated at the lower of cost or net realizable value, and it is determined using the weighted average method.

Inventories consisted of the following:

	December 31, 2023	December 31, 2022
	USD	USD
Raw materials	59,174	—
Finished goods	1,030,083	143,040
Goods in transit	105,249	213,054
Total inventories	1,194,506	356,094
Reserve for excess and obsolete inventories	—	—
Inventories, net	1,194,506	356,094

The Company estimates an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand, market conditions and the respective valuations at moving weighted average method. The need for these reserves is primarily driven by the normal product life cycle. As products mature and sales volumes decline, the Company rationalize its product offerings to respond to consumer tastes and keep its product lines fresh. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required. Based on these criteria, the Company estimates specific provision and general provision for obsolete inventory. The inventories of the Company are mainly leather sofas in classic style, and aging of the inventories is all within one year.

HTL CAPITAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

Note 5 — Prepayments, other receivables and other assets

	December 31, 2023	December 31, 2022
	USD	USD
Prepayments(i)	—	89,943
GST recoverable	40,164	157,544
Other current assets and receivables(ii)	32,392	17,506
Total prepayments, other receivables and other assets	72,556	264,993

Other non-current assets(ii)	439,025	285,407

____________

(i)      Prepayments

          The balance of prepayments is advance payments in purchase of products.

(ii)     Other current assets and receivables, other non-current assets

The balance of other current assets and receivables mainly is the rental deposits and other deposits that will expire within one year.

Note 6 — Property and equipment, net

Property and equipment, net consisted of the following:

	December 31, 2023	December 31, 2022
	USD	USD
Factory tools & Equipment	1,495	1,631
Office equipment, fixtures and furniture	264,434	226,732
Motor Vehicles	70,580	70,909
Leasehold improvements	906,450	510,966
Subtotal	1,242,959	810,238
Less: accumulated depreciation	(218,747)	(23,625)
Total	1,024,212	786,613

Note 7 — Leases

The Company accounts for leases using ASC Topic 842. The Company determines if an arrangement is or contains a lease at inception. The assessment is based on (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefit from the use of the asset throughout the period and (3) whether the Company has the right to direct the use of the asset. Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset or the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any one of these criteria. The lease classification affects the expense recognition in the statement of income. Operating lease costs are recorded entirely in operating expenses. Finance lease costs are split, where amortization of the ROU asset is recorded in operating expenses and an implied interest component is recorded in interest expense.

ROU assets and lease liabilities are recognized at commencement date based on the present value of the future minimum lease payments over the lease term. The ROU asset includes any lease payments made but excludes lease incentives and initial direct costs incurred, if any. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Some of the leases have options to either extend or terminate the lease. In determining the lease term, the Company considered all available contract extensions that are reasonably certain of occurring.

HTL CAPITAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

Note 7 — Leases (cont.)

Lease balances and costs

All the lease agreements the Company entered into are classified as operating leases at the inception of the lease. Operating leases result in the recognition of ROU assets and lease liabilities on the balance sheet. ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease terms of the commencement date. Because the leases do not provide an explicit or implicit rate of return, the Company determines incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments on an individual lease basis. The incremental borrowing rate for a lease is the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments for the asset under similar term. The lease does not contain any residual value guarantees or material restrictive covenants. The Company has no finance lease. The components of lease expense consist of the following:

	Year Ended December 31, 2023	Year Ended December 31, 2022
Operating lease expense	447,712	188,941

Balance sheet information related to leases consists of the following:

	December 31, 2023	December 31, 2022
Assets
Operating lease – ROU assets	2,048,449	1,817,488

Liabilities
Operating lease liabilities-current portion	810,527	334,660
Operating lease liabilities-non-current portion	1,485,913	1,604,295
Total lease liabilities	2,296,440	1,938,955

Weighted average remaining term (years)
Operating leases		2.67

Weighted average discount rate
Operating leases		5.00%

Short-term lease

ASC 842-20 defines a short-term lease as a lease whose lease term, at commencement, is 12 months or less and that does not include a purchase option whose exercise is reasonably certain. The Company elected not to recognize on its balance sheet assets and liabilities related to short-term leases. The Company recognize the short-term lease payments on a straight-line basis over the lease term. For the year ended December 31, 2023 and 2022, the lease expense for the short-term leases is USD96,875 and USD3,839.

HTL CAPITAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

Note 7 — Leases (cont.)

The following table sets forth the Company’s minimum lease payments in future periods as of December 31, 2023:

For the year ending December 31,
2024	907,163
2025	749,940
2026	506,257
2027	320,031
Total minimum lease payments	2,483,391
Less: imputed interest	(186,951)
2,296,440
Present value of lease liabilities – current liabilities	(810,527)
Present value of lease liabilities – non-current liabilities	1,485,913

Note 8 — Accrued liabilities and other current liabilities

Accrued liabilities and other current liabilities consisted of the following:

	December 31, 2023	December 31, 2022
	USD	USD
Accrued payroll	8,975	1,376
Other accrued liability and other payable(i)	111,055	215,250
Other tax payable	485	13,026
Total accrued liabilities and other current liabilities	120,515	229,652

____________

(i)      The balance of other accrued liability and other payable is amount due to third parties service providers which includes professional fee and others.

Note 9 — Other income, net

Other income, net consisted of the following:

	December 31, 2023	December 31, 2022
	USD	USD
Commission income	261,887	—
Management fee income	1,055,372	—
Sundry (expenses)/income	(6,176)	1,887
Total other income, net	1,311,083	1,887

HTL CAPITAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

Note 10 — Related parties balances and transactions

The Company records transactions with various related parties. These related party balances as of December 31, 2023 and 2022 and transactions for the years ended December 31, 2023 and 2022 are as follows:

Related parties balances

Other receivables — related parties

Name of Related Party	Relationship	Nature	As of December 31, 2023	As of December 31, 2022
			USD	USD
New Century Sofa India Private Limited	Under common members and directors	Current account	205	—
New Century Marketing Pte. Ltd.	Intermediate holding company (Subsidiary of New Century India Holdings Limited (BVI))	Current account	173,392	—
HTL Marketing Pte. Ltd.	Under common members and directors	Current account	1,299,866	—
Total			1,473,463	—

____________

*        As of the date of this report, these receivables were repaid by the related parties

Accounts payable — related parties

Name of Related Party	Relationship	Nature	As of December 31, 2023	As of December 31, 2022
			USD	USD
HTL Furniture (China) Co., Ltd.	Under common members and directors	Accounts payable	1,272,042	223,280
HTL Import/Export Trading (Kunshan) Co. Ltd.	Under common members and directors	Accounts payable	2,215	91,372
New Century Sofa India Private Limited	Under common members and directors	Accounts payable	450,976	7,116
HomeToLife Pte. Ltd.	Under common members and directors	Accounts payable	218	—
Total			1,725,451	321,768

Contract liabilities — related parties

Name of Related Party	Relationship	Nature	As of December 31, 2023	As of December 31, 2022
			USD	USD
New Century Sofa India Private Limited	Under common members and directors	Contract liability	189,682	—

Other payable — related parties

Name of Related Party	Relationship	Nature	As of December 31, 2023	As of December 31, 2022
			USD	USD
New Century Sofa India Private Limited	Under common members and directors	Current account	265,272	17,430

HTL CAPITAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

Note 10 — Related parties balances and transactions (cont.)

Related Party Transactions

	For the years ended December 31,
	2023	2022
Commission income
HTL Marketing Pte. Ltd.	55,232	—
New Century Marketing Pte. Ltd.	206,655
Total	261,887	—

Management fee income
HTL Marketing Pte. Ltd.(i)	1,055,372	—
	1,055,372	—

Purchases
HTL Furniture (China) Co., Ltd.	1,585,637	237,793
HTL Import/Export Trading (Kunshan) Co. Ltd.	—	97,311
New Century Sofa India Private Limited	2,711,835	6,386
HomeToLife Pte. Ltd.	219	—
Total	4,297,691	341,490

Sales expense
HTL Import/Export Trading (Kunshan) Co. Ltd.	2,232	—
	2,232	—

____________

(i)      The Company entered to agreement with HTL Marketing Pte. Ltd. on January 1, 2023.

Note 11 — Taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in the net profit in the consolidated statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

HTL CAPITAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

Note 11 — Taxes (cont.)

British Virgin Islands

HTL Capital Limited and New Century Trading Holding Co., Ltd. (“NCTH”) are incorporated in the British Virgin Islands (“BVI”) and are not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

India

NewCentury Trading (India) Private Limited (“NCTI”) is incorporated in India and is subject to India Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Indian tax laws. For the Indian companies whose turnover does not exceed INR4 billion (USD48 million) in FY2020/21, the basic corporate income tax (CIT) rate is 25% and the effective CIT rate is 26% if the annual income is less than INR10 million (USD0.12 million), the basic CIT rate is 25% and effective CIT rate is 27.82% if the annual income is more than INR10 million (USD0.12 million) million but less than INR100 million (USD1.2 million), the basic CIT rate is 25% and effective CIT rate is 29.12% if the annual income is more than INR100 million (USD1.2 million). The effective tax rates include surcharge and health and education tax.

Singapore

HTL Global Pte. Ltd. (“HGP”) is incorporated in Singapore and subject to Singapore Profits Tax on taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first SGD10,000 (approximately USD7,000) taxable income and 50% of the next SGD190,000 (approximately USD142,000) taxable income are exempted from income tax.

Income tax expense is Nil for the years ended December 31, 2023 and 2022.

Significant components of the provision for income taxes are as follows:

	December 31, 2023	December 31, 2022
	USD	USD
Current	—	—
Deferred	—	—
Provision for income taxes	—	—

The following table reconciles India statutory rates to the Company’s effective tax rate:

	For the year ended December 31, 2023	For the year ended December 31, 2022
India statutory income tax rate	26%	26%
Tax rate difference outside India(1)	—	—%
Change in valuation allowance	—	—%
Permanent difference(2)	—	—%
Effective tax rate	26%	26%

____________

(1)      It is mainly due to tax rate difference of the entities incorporated in BVI and Singapore.

(2)      Permanent difference mainly consisted of expense which is partially non-deductible, and income exemption under local income tax laws.

HTL CAPITAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

Note 11 — Taxes (cont.)

Deferred tax assets, net

Significant components of deferred tax assets, net were as follows:

	December 31, 2023	December 31, 2022
	USD	USD
Deferred tax assets:
– Depreciation of property and equipment	(65,427)	(31,231)
– Provision for Gratuity	3,354	—
– Provision for leave encashment	3,105	—
– Bonus	92	—
– Lease liabilities	64,478	33,445
– Net operating loss carry forward	155,065	175,554
Less: valuation allowance	(160,667)	(177,768)
Deferred tax assets, net	—	—

As of December 31, 2022 and 2023, the Company had net operating loss carry forward of USD683,721 and net operating income USD24,860, respectively. The Company believes it is less likely than not that its Indian operations will be able to fully utilize its deferred tax assets related to the net operating loss carry forward. As a result, the Company provided 100% allowance on deferred tax assets on net operating loss.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions.

Goods and services taxes (“GST”)

Revenue is the invoiced value of service, net of GST. The GST are based on gross sales price. GST rate is generally 18% in India.

Income taxes payable is Nil as of December 31, 2023 and 2022.

Note 12 — Shareholders’ equity

Ordinary shares

HTL Capital Ltd. was established under the laws of BVI on January 10, 2024. The authorized number of ordinary shares was 50,000 shares with no par value shares of a single class. 1 shares were issued and outstanding on January 10, 2024.

Note 13 — Commitments and contingencies

Commitments

As of December 31, 2023, and 2022, the Company entered into employment agreements with our Named Executive Officers (as defined herein). Our Named Executive Officers are entitled to a fixed salary, $1 per month and other company benefits, each as determined by our BOD from time to time.

HTL CAPITAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

Note 13 — Commitments and contingencies (cont.)

Contingencies

As of December 31, 2023, and 2022, the Company was not a party to any legal or administrative proceedings. The Company concludes there were no legal or regulatory proceedings, either individually or in the aggregate, that could have resulted in an unfavorable outcome with a material adverse effect on the Company’s results of operations, consolidated financial condition, or cash flows.

Note 14 — Subsequent events

On March 11, 2024, Golden Hill Capital Pte. Ltd. had $3.5 million capital contribution to the Company.

On March 11, 2024, the Company paid INR 264,229,990 ($3,177,893) to New Century Marketing Pte. Ltd. as consideration for settlement of acquiring 26,422,999 shares, being 99.999996% of the issued and outstanding shares, of Newcentury Trading, our operating subsidiary in India.

The Company evaluated all events and transactions that occurred after December 31, 2023 up through the date the Company issued these CFS, and no subsequent events would have significant impact of the Company’s CFS as of December 31, 2023 and 2022.

Note 15 — Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08(e)(3), “General Notes to Financial Statements” and concluded that the Company should not disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the periods presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries” and the income (loss) of the subsidiaries is presented as “Equity income of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The parent company HTL Capital Ltd. was established under the laws of the BVI on January 10, 2024 as a holding company. It did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023 and 2022.

[        ] Ordinary Shares

HTL Capital Ltd.

[•]

EF Hutton LLC

Through and including [          ], 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Amended Memorandum and Articles permits us to indemnify our directors and officers against certain liabilities they incur by reason of their being a director or officer of our Company.

We have also entered into indemnification agreements with each of our directors and executive officers in connection with this Offering, the form of which is filed as Exhibit [•] to this registration statement. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

The underwriting agreement in connection with this Offering also provides for indemnification of our officers, directors or persons controlling us for certain liabilities.

We [[currently have] OR [we intend to obtain]] directors’ and officers’ liability insurance coverage that will cover certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

On February 21, 2024, HTL Capital Ltd. issued 9,999 Ordinary Shares to GHI Capital Limited. Subsequent to the issuance of shares, GHI Capital Limited owned 10,000 Ordinary Shares of HTL Capital Ltd.

On February 21, 2024, GHI Capital Limited entered into an agreement with Landmark Investment Pte. Ltd., pursuant to which Landmark Investment Pte. Ltd. acquired 1,000 shares, being 10% of the issued and outstanding shares, of HTL Capital Ltd., from GHI Capital Limited for $272,579.

On April 3, 2024, GHI Capital Limited entered into an agreement with Landmark Investment Pte. Ltd., pursuant to which Landmark Investment Pte. Ltd. acquired 100 shares, being 1% of the issued and outstanding shares, of HTL Capital Ltd., from GHI Capital Limited for $27,258.

On July 15, 2024, all of the shareholders of the Company, namely, GHI Capital Limited and Landmark Investment Pte. Ltd. approved a Share Subdivision pursuant to which each of the Company’s existing issued and unissued shares with no par value into 1,125 shares with no par value, and all the subdivided shares shall be ranked pari passu in all respects with each other as part of the Company’s reorganization. Subsequent to the Share Subdivision, the authorized share capital of the Company became USD50,000 divided into 56,250,000 ordinary shares with no par value, and the Company had 11,250,000 Ordinary Shares issued and outstanding, of which 10,012,500 and 1,237,500 Ordinary Shares were held by GHI Capital Limited and Landmark Investment Pte. Ltd., respectively.

On July 15, 2024, HTL Capital Ltd. issued 1,875,000 Ordinary Shares to GHI Capital Limited. Subsequent to the issuance of shares, the Company is owned as to 11,887,500 and 1,237,500 Ordinary Shares by GHI Capital Limited and Landmark Investment Pte. Ltd., respectively.

On July 17, 2024, GHI Capital Limited entered into Sale and Purchase Agreements with each of Mr. Pay Heang Hock, Ms. Yeo Mu Nai, Niche Technology Holdings Pte. Ltd. and Mr. Low Poh Kok, respectively. Pursuant to the Sales and Purchase Agreements, GHI Capital Limited sold, and Mr. Pay Heang Hock, Ms. Yeo Mu Nai, Niche Technology Holdings Pte. Ltd. and Mr. Low Poh Kok acquired 4.88%, 4.88%, 4.15% and 0.38% equity interests in HTL Capital Ltd. at the consideration of US$155,100, US$155,100, US$132,050 and US$12,114, respectively. On the same date, GHI Capital Limited executed the instrument of transfers whereby GHI Capital Limited transferred 640,000, 640,000, 545,000 and 50,000 Ordinary Shares, to Mr. Pay Heang Hock, Ms. Yeo Mu Nai, Niche Technology Holdings Pte. Ltd. and Mr. Low Poh Kok, respectively. Subsequent to the transfers, HTL Capital Ltd. is owned as to 10,012,500, 1,237,500, 640,000, 640,000, 545,000 and 50,000 Ordinary Shares by GHI Capital Limited, Landmark Investment Pte. Ltd., Mr. Pay Heang Hock, Ms. Yeo Mu Nai, Niche Technology Holdings Pte. Ltd. and Mr. Low Poh Kok, respectively.

As of the date of this prospectus, 13,125,000 Ordinary Shares are issued and outstanding, of which 10,012,500, 1,237,500, 640,000, 640,000, 545,000 and 50,000 Ordinary Shares are held by GHI Capital Limited, Landmark Investment Pte. Ltd., Mr. Pay Heang Hock, Ms. Yeo Mu Nai, Niche Technology Holdings Pte. Ltd. and Mr. Low Poh Kok, respectively.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)    Exhibits

See the Exhibit Index in this registration statement, which is incorporated by reference herein.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto included in this registration statement.

ITEM 9. UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Articles of Association of HTL Capital Ltd.
3.2*	Amended and Restated Memorandum of Association of HTL Capital Ltd.
4.1*	Specimen Ordinary Share Certificate.
5.1*	Opinion of Ogier as to the validity of the Ordinary Shares.
5.2*	Opinion of IndusLaw as to the Laws and Regulations of India (included in Exhibit 8.2).
8.1*	Opinion of Altro LLP Regarding U.S. Tax Matters.
8.2*	Opinion of IndusLaw Regarding India Tax Matters
10.1*	Employment Agreement between the Registrant and Mr. Yong Tat, PHUA, the Registrant’s director and Chief Executive Officer
10.2*	Employment Agreement between the Registrant and Mr. Yong Pin, PHUA, the Registrant’s director and Chairman
10.3*	Employment Agreement between the Registrant and Mr. Kwang Yong, CHEW, the Registrant’s Chief Financial Officer
10.4*	Tenancy Agreement of 5/F, Sattva Galleria, BBMP Khata No. 277/278/316, Byatarayanapura, Virupakshapura, Ward No.277, Bengaluru, Karnataka 560092 India
10.5*	Tenancy Agreement of Unit no.5, The Centrium, Phoenix Market City, LBS Marg, Kurla west, Mumbai 400 070, India
10.6*	Tenancy Agreement of Unit No. F-67, 68, 69, 1/F of Phoenix Marketcity Mumbai, L.B.S. Marg. Kurla (West), Mumbai, India
10.7*	Tenancy Agreement of 4/F, Kirshna Curve, Linking Road — Juhu Road, Santacruz (West), Mumbai 400054, India
10.8*	Tenancy Agreement of Unit No. S-43, 2/F, Mantri Square, No.1 Sampige Road, Bengaluru, India
10.9*	Tenancy Agreement of Unit No.2F-111-112, 2/F, Sarath City Capital Mall, Gachibowli — Miyapur Rd, Whitefields, Kondapur, Hyderabad, India
10.10*	Agreement between Newcentury Trading (India) Private Limited and HTL Import/Export Trading (Kunshan) Co., Ltd
10.11*	Agreement between Newcentury Trading (India) Private Limited and New Century Sofa India Private Limited
10.12*	Form of Independent Director Offer Letter
10.13*	Code of Business Conduct and Ethics
10.14*	Executive Compensation Recovery Policy
10.15*	Insider Trading Policy
21.1*	List of Subsidiaries
23.1*	Consent of Wei, Wei & Co., LLP
23.2*	Consent of Ogier.
23.3*	Consent of IndusLaw (included in Exhibit 8.2).
23.4*	Consent of Altro LLP (included in Exhibit 8.1).
23.5*	Consent of China Research and Intelligence Co., Ltd.
23.6*	Consent of Icon Law LLC
24.1*	Power of Attorney (included in signature page to Registration Statement).
99.1*	Audit Committee Charter
99.2*	Compensation Committee Charter
99.3*	Nominating Committee Charter
99.4*	Consent of [*], Independent Director Nominee
99.5*	Consent of [*], Independent Director Nominee
99.6*	Consent of [*]., Independent Director Nominee
107*	Filing Fee Table

____________

*        To be filed by amendment.

Signatures

Pursuant to the requirements of the U.S. Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in India on this [*]th day of [*], 2024.

HTL Capital Ltd.

Name:	[Yong Tat Phua]
Title:	Chief Executive Officer

Name:	[Kwang Yong Chew]
Title:	Chief Financial Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below hereby constitutes and appoints [Yong Tat Phua and Kwang Yong Chew] as his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the U.S. Securities Act of 1933, as amended, increasing the number of shares for which registration is sought, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, making such changes in this registration statement as such attorneys-in-fact and agents so acting deem appropriate, with the SEC, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done with respect to the offering of securities contemplated by this registration statement, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the U.S. Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer	[*], 2024
Name: Yong Tat Phua	(Principal Executive Officer)
Chairman
Name: Yong Pin Phua		[*], 2024
Chief Financial Officer
Name: Kwang Yong Chew	(Principal Financial Officer and Principal Accounting Officer)	[*], 2024
Independent Director
Name: [*]		[*], 2024
Independent Director
Name: [*]		[*], 2024
Independent Director
Name: [*]		[*], 2024

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the U.S. Securities Act of 1933, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in the City of New York, State of New York, on [*], 2024.

Authorized U.S. Representative — Cogency Global Inc.
By:
Name:	Colleen A. De Vries
Title:	Senior Vice President on behalf of Cogency Global Inc.